As filed with the Securities and Exchange Commission on July 19, 2000
                                                   Registration No.: 333-36304

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         PRE-EFFECTIVE AMENDMENT NO. 1                      [X]

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     [_]

                        POST-EFFECTIVE AMENDMENT NO. 10                     [X]

                  LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

                             Lincoln ChoicePlus Bonus
                          (Exact Name of Registrant)

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                           1300 South Clinton Street
                             Post Office Box 1110
                          Fort Wayne, Indiana  46801

--------------------------------------------------------------------------------
             (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code:  (219)455-2000

                         Elizabeth A. Frederick, Esq.
                  The Lincoln National Life Insurance Company
                              1300 S. Clinton St.
                             Post Office Box 1110
                          Fort Wayne, Indiana  46802

--------------------------------------------------------------------------------
                   (Name and Address of Agent for Service)

                                   Copy to:
                               Mary Jo Ardington, Esq.

                  The Lincoln National Life Insurance Company
                              1300 S. Clinton St.
                          Fort Wayne, Indiana  46802

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of the Registration Statement.


                   Title of securities being registered:
 Interests in a separate account under individual flexible premium deferred variable annuity contracts.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

Lincoln ChoicePlus Bonus
Lincoln Life Variable Annuity Account N
individual variable annuity contracts

Home Office:
Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802
www.lincolnlife.com

This Prospectus describes the individual flexible premium deferred variable an-nuity contract that is issued by The Lincoln National Life Insurance Company (Lincoln Life). It is primarily for use with nonqualified plans and retirement plans under Section 408 (IRAs) and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. The contract is designed to accumulate contract value and to provide re-tirement income that you cannot outlive or for an agreed upon time. These bene-fits may be a variable or fixed amount or a combination of both. If you die be-fore the annuity commencement date, we will pay your beneficiary a death bene-fit. In the alternative, you may choose to receive a death benefit on the death of the annuitant.

The minimum initial purchase payment for the contract is $10,000. Additional purchase payments may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually.

You choose whether your contract value accumulates on a variable or a fixed (guaranteed) basis or both. If all your purchase payments, bonus credits and persistency credits are in the fixed account, we guarantee your principal and a minimum interest rate. We limit withdrawals and transfers from the fixed side of the contract. A market value adjustment (MVA) may be applied to any surren-der or transfer from the fixed account before the expiration date of a guaran-teed period.

All purchase payments, bonus credits and persistency credits for benefits on a variable basis will be placed in Lincoln Life Variable Annuity Account N (vari-able annuity account [VAA]). The VAA is a segregated investment account of Lin-coln Life. You take all the investment risk on the contract value and the re-tirement income for amounts placed into one or more of the contract's variable options. If the subaccounts you select make money, your contract value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the subaccounts you select. We do not guarantee how any of the variable options or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract.

The available funds are listed below:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund
  AIM V.I. Growth Fund
  AIM V.I. International Equity Fund
  AIM V.I. Value Equity Fund

Alliance Variable Products Series Fund (Class B):
  Alliance Growth and Income Portfolio
  Alliance Growth Portfolio
  Alliance Premier Growth Portfolio
  Alliance Technology Portfolio

American Funds Insurance Series (AFIS) also known as American Variable Insur-ance Series (AVIS) (Class 2):
  AFIS Global Small Capitalization Fund
  AFIS Growth Fund
  AFIS Growth-Income Fund
  AFIS International Fund

Delaware Group Premium Fund (Service Class):
  Delaware Premium Emerging Markets Series
  Delaware Premium Growth & Income Series
  Delaware Premium High Yield Series (formerly Delchester)
  Delaware Premium REIT Series
  Delaware Premium Select Growth Series
  Delaware Premium Small Cap Value Series
  Delaware Premium Social Awareness Series
  Delaware Premium Trend Series

Deutsche Asset Management VIT Funds (formerly BT Insurance Funds Trust):
  Deutsche VIT Equity 500 Index Fund

Franklin Templeton Variable Insurance Products Trust (Class 2):
  Franklin Mutual Shares Securities Fund
  Franklin Small Cap Securities Fund
  Templeton Growth Securities Fund (formerly Global Growth)
  Templeton International Securities Fund

Liberty Variable Investment Trust:
  Newport Tiger Fund

Lincoln National:
  Bond Fund
  Money Market Fund

MFS(R) Variable Insurance Trust (Service Class):
  MFS Emerging Growth Series
  MFS Research Series
  MFS Total Return Series
  MFS Utilities Series

Variable Insurance Products Fund (Service Class 2):
  Fidelity VIP Equity-Income Portfolio
  Fidelity VIP Growth Portfolio
  Fidelity VIP Overseas Portfolio

Variable Insurance Products Fund III (Service Class 2):
  Fidelity VIP III Growth Opportunities Portfolio

This Prospectus gives you information about the contracts that you should know before you decide to buy a contract and make purchase payments. You should also review the prospectuses for the funds that are attached, and keep all prospectuses for reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lincoln Life offers variable annuity contracts that do not have bonus and per-sistency credits, and have lower fees. Expenses for bonus contracts may be higher than similar contracts without a bonus. Because of this, the amount of the bonus credits may, over time, be offset by additional fees and charges. You should carefully consider whether or not this contract is the best product for you.

You can obtain a current Statement of Additional Information (SAI), dated the same date as this Prospectus, about the contracts which has more information. Its terms are made part of this Prospectus. For a free copy, write: Lincoln National Life Insurance Company, P.O. Box 7866, Fort Wayne, Indiana 46801, or call1-888-868-2583. The SAI and other information about Lincoln Life and Ac-count N are also available on the SEC's web site (http://www.sec.gov). There is a table of contents for the SAI on the last page of this Prospectus.

        , 2000

Table of contents

                                             Page
-------------------------------------------------
Special terms                                  3
-------------------------------------------------
Expense tables                                 4
-------------------------------------------------
Summary                                        8
-------------------------------------------------
Condensed financial information                9
-------------------------------------------------
Investment results                             9
-------------------------------------------------
Financial statements                           9
-------------------------------------------------
Lincoln National Life Insurance Co.            9
-------------------------------------------------
Variable annuity account (VAA)                 9
-------------------------------------------------
Investments of the variable annuity account    9
-------------------------------------------------
Charges and other deductions                  13
-------------------------------------------------
The contracts                                 15
-------------------------------------------------
Annuity payouts                               20
-------------------------------------------------

                                                                    Page
------------------------------------------------------------------------
Fixed side of the contract                                           21
------------------------------------------------------------------------
Federal tax matters                                                  23
------------------------------------------------------------------------
Voting rights                                                        26
------------------------------------------------------------------------
Distribution of the contracts                                        26
------------------------------------------------------------------------
Return privilege                                                     26
------------------------------------------------------------------------
State regulation                                                     27
------------------------------------------------------------------------
Records and reports                                                  27
------------------------------------------------------------------------
Other information                                                    27
------------------------------------------------------------------------
Statement of additional information table of contents for Variable
Annuity Account N Lincoln ChoicePlus Bonus                           28
------------------------------------------------------------------------

Special terms

(We have italicized the terms that have special meaning throughout this Pro-spectus.)

Account or variable annuity account (VAA) -- The segregated investment ac-count, Account N, into which Lincoln Life sets aside and invests the assets for the variable side of the contract offered in this Prospectus.

Accumulation unit -- A measure used to calculate contract value for the vari-able side of the contract before the annuity commencement date.

Annuitant -- The person on whose life the annuity benefit payments are based and upon whose life a death benefit may be paid.

Annuity commencement date -- The valuation date when funds are withdrawn or converted into annuity units or fixed dollar payout for payment of retirement income benefits under the annuity payout option you select.

Annuity payout -- An amount paid at regular intervals after the annuity com-mencement date under one of several options available to the annuitant and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

Annuity unit -- A measure used to calculate the amount of annuity payouts for the variable side of the contract after the annuity commencement date.

Beneficiary -- The person you choose to receive the death benefit that is paid if you die before the annuity commencement date.

Bonus credit -- The additional amount credited to the contract for each pur-chase payment.


Contractowner (you, your, owner) -- The person who has the ability to exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the beneficiary, etc.). Usually, but not always, the owner is the annuitant.

Contract value -- At a given time before the annuity commencement date, the total value of all accumulation units for a contract plus the value of the fixed side of the contract.

Contract year -- Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

Death benefit -- The amount payable to your designated beneficiary if the owner dies before the annuity commencement date or, if selected, to the owner if the annuitant dies.

Earnings -- The excess of contract value over the sum of bonus credits, per-sistency credits and purchase payments which have not yet been withdrawn from the contract.

Free amount -- The amount that may be withdrawn each contract year without in-curring a surrender charge.

Lincoln Life (we, us, our) -- The Lincoln National Life Insurance Company.

Persistency credits -- The additional amount credited to the contract after the fifteenth contract anniversary.

Purchase payments -- Amounts paid into the contract other than bonus credits and persistency credits.

Subaccount -- The portion of the VAA that reflects investments in accumulation and annuity units of a class of a particular fund available under the con-tracts. There is a separate subaccount which corresponds to each class of a fund.

Valuation date -- Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation period -- The period starting at the close of trading (currently, normally, 4:00 p.m. New York time) on each day that the NYSE is open for trad-ing (valuation date) and ending at the close of such trading on the next valu-ation date.

Expense tables

Summary of Contractowner expenses:

  The maximum surrender charge (contingent deferred sales charge)
  (as a percentage of purchase payments surrendered/withdrawn): 8.5%

The surrender charge percentage is reduced over time. The later the redemption occurs, the lower the surrender charge with respect to that surrender or with-drawal. We may waive this charge in certain situations. See Surrender charges.

Account fee: $35

--------------------------------------------------------------------------------

Account N annual expenses for Lincoln ChoicePlus Bonus subaccounts:
(as a percentage of average daily net assets):

                                         With Enhanced
                                         Guaranteed
                                         Minimum       With 5%
                                         Death Benefit Step-Up
                                         (EGMDB)       Death Benefit
Mortality and expense risk charge            1.45%         1.60%
Administrative charge                         .15%          .15%
                                             -----         -----
Total annual charge for each subaccount      1.60%         1.75%

Annual expenses of the funds for the year ended December 31, 1999:
(as a percentage of each fund's average net assets):

                                                 Management               Other               Total
                                                 Fees (after any          Expenses (after     Expenses (after
                                                 waivers/          12b-1  any waivers/        any waivers/
                                                 reimbursements) + Fees + reimbursements) =   reimbursements)
-------------------------------------------------------------------------------------------------------------
AFIS Global Small Capitalization Fund (class 2)       0.78%        0.25        0.03%               1.06%
-------------------------------------------------------------------------------------------------------------
AFIS Growth Fund (class 2)                            0.38         0.25        0.01                0.64
-------------------------------------------------------------------------------------------------------------
AFIS Growth-Income Fund (class 2)                     0.34         0.25        0.01                0.60
-------------------------------------------------------------------------------------------------------------
AFIS International Fund (class 2)                     0.55         0.25        0.05                0.85
-------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                    0.62         N/A         0.11                0.73
-------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund                                  0.63         N/A         0.10                0.73
-------------------------------------------------------------------------------------------------------------
AIM V.I. International Equity Fund                    0.75         N/A         0.22                0.97
-------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                                   0.61         N/A         0.15                0.76
-------------------------------------------------------------------------------------------------------------
Alliance Growth Portfolio (class B)                   0.75         0.25        0.12                1.12
-------------------------------------------------------------------------------------------------------------
Alliance Growth and Income Portfolio (class B)        0.63         0.25        0.09                0.97
-------------------------------------------------------------------------------------------------------------
Alliance Premier Growth Portfolio (class B)           1.00         0.25        0.04                1.29
-------------------------------------------------------------------------------------------------------------
Alliance Technology Portfolio (class B)               0.71         0.25        0.24                1.20
-------------------------------------------------------------------------------------------------------------
Delaware Premium Emerging Markets Series
 (Service class)/1/                                   1.19         0.15        0.28                1.62
-------------------------------------------------------------------------------------------------------------
Delaware Premium Growth and Income Series
 (Service class)/1/                                   0.60         0.15        0.11                0.86
-------------------------------------------------------------------------------------------------------------
Delaware Premium High Yield Series (formerly
 Delchester) (Service class)/1/                       0.65         0.15        0.07                0.87
-------------------------------------------------------------------------------------------------------------
Delaware Premium REIT Series (Service class)/1/       0.64         0.15        0.21                1.00
-------------------------------------------------------------------------------------------------------------
Delaware Premium Select Growth Series (Service        0.75         0.15        0.06                0.96
  class)/1/
-------------------------------------------------------------------------------------------------------------
Delaware Premium Small Cap Value Series
 (Service class)/1/                                   0.75         0.15        0.10                1.00
-------------------------------------------------------------------------------------------------------------
Delaware Premium Social Awareness Series
 (Service class)/1/                                   0.70         0.15        0.15                1.00
-------------------------------------------------------------------------------------------------------------
Delaware Premium Trend Series (Service                             0.15        0.07                0.97
 class)/1/                                            0.75
-------------------------------------------------------------------------------------------------------------

                                                 Management               Other               Total
                                                 Fees (after any          Expenses (after     Expenses (after
                                                 waivers/          12b-1  any waivers/        any waivers/
                                                 reimbursements) + Fees + reimbursements) =   reimbursements)
-------------------------------------------------------------------------------------------------------------
Deutsche VIT Equity 500 Index Fund/2/                 0.14%        N/A         0.16%               0.30%
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio (Service         0.48         0.25        0.10                0.83
 class 2)/3/
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio (Service class          0.58         0.25        0.10                0.93
 2)/3/
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio (Service class        0.73         0.25        0.18                1.16
 2)/3/
-------------------------------------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities Portfolio       0.58         0.25        0.13                0.96
 (Service class 2)/3/
-------------------------------------------------------------------------------------------------------------
Franklin Mutual Shares Securities Fund (class         0.60         0.25        0.19                1.04
 2)/4/,/9/
-------------------------------------------------------------------------------------------------------------
Franklin Small Cap Securities Fund (class             0.55         0.25        0.27                1.07
 2)/5/,/9/
-------------------------------------------------------------------------------------------------------------
Liberty Variable Trust Newport Tiger Fund             0.49         N/A         0.31                1.21
-------------------------------------------------------------------------------------------------------------
Lincoln National Bond Fund                            0.45         N/A         0.08                0.53
-------------------------------------------------------------------------------------------------------------
Lincoln National Money Market Fund                    0.48         N/A         0.11                0.59
-------------------------------------------------------------------------------------------------------------
MFS Variable Trust Emerging Growth Series             0.75         0.20        0.09                1.04
  (Service class)/6/
-------------------------------------------------------------------------------------------------------------
MFS Variable Trust Research Series (Service           0.75         0.20        0.11                1.06
  class)/6/
-------------------------------------------------------------------------------------------------------------
MFS Variable Trust Total Return Series (Service       0.75         0.20        0.15                1.10
  class)/6/
-------------------------------------------------------------------------------------------------------------
MFS Variable Trust Utilities Series (Service          0.75         0.20        0.16                1.11
  class)/6/
-------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund formerly             0.83         0.25        0.05                1.13
 Global Growth (class 2)/7/,/8/,/9/
-------------------------------------------------------------------------------------------------------------
Templeton International Securities Fund (class        0.69         0.25        0.19                1.13
  2)/9/,/10/
-------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2000 through October 31, 2000, Delaware Management Compa-ny, "DMC" has voluntarily agreed to waive its management fee and reimburse the Series for expenses such that total expenses (excluding any taxes, in-terest, brokerage fees, extraordinary expenses and 12b-1 fees) will not ex-ceed 0.80% for High Yield and Growth and Income; 0.85% for REIT, Select Growth, Small Cap Value, Social Awareness and Trend; 1.50% for Emerging Markets. Without such an arrangement, such total operating expenses would have been 0.96% for REIT, 0.90% for Social Awareness, and 1.53% for Emerg-ing Markets. DMC voluntarily elected to cap its management fee for the Growth and Income Series at 0.60% indefinitely. The Service class shares are subject to an annual 12b-1 fee of not more than 0.30% (currently set at 0.15%).

(2) Under the Advisory Agreement with Bankers Trust Company (the "Advisor"), the fund will pay an advisory fee at an annual percentage rate of 0.20% of the average daily net assets of the Equity 500 Index Fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the fund for certain expenses so that the fund's total operating expenses will not exceed 0.30% of average daily net assets. Without the reimbursement to the Funds for the year ended 12/31/99 total expenses would have been 0.43% for the Equity 500 Index Fund.

(3) Service class 2 expenses are based on estimated expenses for the first year.

(4) On 2/8/00, a merger and reorganization was approved that combined the as-sets of the fund with a similar fund of the Templeton Variable Products Se-ries Fund, effective 5/01/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.60%, Distribution and Service Fees 0.25%, Other Ex-penses 0.19% and Total Fund Operating Expenses 1.04%.

(5) On 2/8/00, a merger and reorganization was approved that combined the as-sets of the fund with a similar fund of the Templeton Variable Products Se-ries Fund, effective 5/01/00. On 2/8/00, fund shareholders approved new management fees, which apply to the combined fund effective 5/1/00. The ta-ble shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.55%, Distri-bution and Service Fees 0.25%, Other Expenses 0.27% and Total Fund Operat-ing Expenses 1.07%.

(6) Each series has an expense offset arrangement which reduces the series' custodian fee based on the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangement and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had the fee reductions been taken into ac-count, "Net Expenses" would be lower for certain series and would equal:
    1.03% for Emerging Growth Series; 1.05% for Research Series; 1.09% for To-tal Return Series; 1.10% for Utilities Series.

(7) On 2/8/00, a merger and reorganization was approved that combined the as-sets of the fund with a similar fund of the Templeton Variable Products Se-ries Fund, effective 5/01/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.80%, Distribution and Service Fees 0.25%, Other Ex-penses 0.05% and Total Fund Operating Expenses 1.10%.

(8) The Fund administration fee is paid indirectly through the management fee.

(9) The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus. While the maximum amount payable under the fund's class 2 rule 12b-1 plan is 0.35% per year of the fund's average daily net assets, the Board of Trustees of Franklin Templeton Variable Insurance Products Trust has set the current rate at 0.25% per year.

(10) On 2/8/00, a merger and reorganization was approved that combined the as-sets of the fund with a similar fund of the Templeton International Equity Fund, effective 5/01/00. The shareholders of that fund approved new man-agement fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's ex-penses after 5/1/00 would be estimated as: Management Fees 0.65%, Distri-bution and Service Fees 0.25%, Other Expenses 0.20% and Total Fund Operat-ing Expenses 1.10%.

Examples
(expenses of the subaccounts and of the funds):

If you surrender your contract at the end of the time period shown, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                                                             1 year     3 years
-------------------------------------------------------------------------------
AFIS Global Small Cap (Class 2)                               $114       $168
-------------------------------------------------------------------------------
AFIS Growth (Class 2)                                          110        155
-------------------------------------------------------------------------------
AFIS Growth-Income (Class 2)                                   109        153
-------------------------------------------------------------------------------
AFIS International (Class 2)                                   111        161
-------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                                  110        157
-------------------------------------------------------------------------------
AIM V.I. Growth                                                110        157
-------------------------------------------------------------------------------
AIM V.I. International Equity                                  113        164
-------------------------------------------------------------------------------
AIM V.I. Value                                                 110        158
-------------------------------------------------------------------------------
Alliance Growth (Class B)                                      114        169
-------------------------------------------------------------------------------
Alliance Growth and Income (Class B)                           113        164
-------------------------------------------------------------------------------
Alliance Premier Growth (Class B)                              116        174
-------------------------------------------------------------------------------
Alliance Technology (Class B)                                  115        171
-------------------------------------------------------------------------------
Delaware Emerging Markets (Service Class)                      119        184
-------------------------------------------------------------------------------
Delaware Growth and Income (Service Class)                     111        161
-------------------------------------------------------------------------------
Delaware High-Yield Bond (Service Class)                       112        161
-------------------------------------------------------------------------------
Delaware REIT (Service Class)                                  113        165
-------------------------------------------------------------------------------
Delaware Select Growth (Service Class)                         112        164
-------------------------------------------------------------------------------
Delaware Small Cap Value (Service Class)                       113        165
-------------------------------------------------------------------------------
Delaware Social Awareness (Service Class)                      113        165
-------------------------------------------------------------------------------
Delaware Trend (Service Class)                                 113        164
-------------------------------------------------------------------------------
Deutsche VIT Equity 500 Index                                  106        144
-------------------------------------------------------------------------------
Fidelity VIP Equity-Income (Service Class 2)                   111        160
-------------------------------------------------------------------------------
Fidelity VIP Growth (Service Class 2)                          112        163
-------------------------------------------------------------------------------
Fidelity VIP Overseas (Service Class 2)                        112        164
-------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities (Service Class 2)        114        170
-------------------------------------------------------------------------------
Franklin Mutual Shares Securities (Class 2)                    113        166
-------------------------------------------------------------------------------
Franklin Small Cap Securities (Class 2)                        113        166
-------------------------------------------------------------------------------
Liberty Variable Trust Newport Tiger                           115        172
-------------------------------------------------------------------------------
Lincoln National Bond                                          108        151
-------------------------------------------------------------------------------
Lincoln National Money Market                                  109        153
-------------------------------------------------------------------------------
MFS Variable Trust Emerging Growth (Service Class)             113        166
-------------------------------------------------------------------------------
MFS Variable Trust Research (Service Class)                    113        167
-------------------------------------------------------------------------------
MFS Variable Trust Total Return (Service Class)                114        168
-------------------------------------------------------------------------------
MFS Variable Trust Utilities (Service Class)                   114        169
-------------------------------------------------------------------------------
Templeton Growth (Class 2)                                     114        169
-------------------------------------------------------------------------------
Templeton International (Class 2)                              114        169
-------------------------------------------------------------------------------

We provide these examples to help you understand the direct and indirect costs and expenses of the contract. These examples assume that the 5% Step-Up death benefit is in effect. Without this benefit, expenses would be lower. These ex-amples do not reflect bonus credits and persistency credits. For more informa-tion, see Charges and other deductions in this Prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. This example should not be considered a representation of past or fu-ture expenses. Actual expenses may be more or less than those shown.

If you do not surrender your contract, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                                                             1 year     3 years
-------------------------------------------------------------------------------
AFIS Global Small Capitalization Fund                         $29         $88
-------------------------------------------------------------------------------
AFIS Growth Fund                                               25          75
-------------------------------------------------------------------------------
AFIS Growth-Income Fund                                        24          73
-------------------------------------------------------------------------------
AFIS International Fund                                        26          81
-------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                             25          77
-------------------------------------------------------------------------------
AIM V.I. Growth Fund                                           25          77
-------------------------------------------------------------------------------
AIM V.I. International Equity Fund                             28          84
-------------------------------------------------------------------------------
AIM V.I. Value Fund                                            25          78
-------------------------------------------------------------------------------
Alliance Growth Portfolio                                      29          89
-------------------------------------------------------------------------------
Alliance Growth and Income Portfolio                           28          84
-------------------------------------------------------------------------------
Alliance Premier Growth Portfolio                              31          94
-------------------------------------------------------------------------------
Alliance Technology Portfolio                                  30          91
-------------------------------------------------------------------------------
Delaware Premium Emerging Markets Series                       34         104
-------------------------------------------------------------------------------
Delaware Premium Growth and Income Series                      26          81
-------------------------------------------------------------------------------
Delaware Premium High Yield Series (formerly Delchester)       27          81
-------------------------------------------------------------------------------
Delaware Premium REIT Series                                   28          85
-------------------------------------------------------------------------------
Delaware Premium Select Growth Series                          27          84
-------------------------------------------------------------------------------
Delaware Premium Small Cap Value Series                        28          85
-------------------------------------------------------------------------------
Delaware Premium Social Awareness Series                       28          85
-------------------------------------------------------------------------------
Delaware Premium Trend Series                                  28          84
-------------------------------------------------------------------------------
Deutsche VIT Equity 500 Index Fund                             21          64
-------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio                           26          80
-------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                                  27          83
-------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio                                27          84
-------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities Portfolio                29          90
-------------------------------------------------------------------------------
Franklin Mutual Shares Securities Fund                         28          86
-------------------------------------------------------------------------------
Franklin Small Cap Securities Fund                             28          86
-------------------------------------------------------------------------------
Liberty Variable Trust Newport Tiger Fund                      30          92
-------------------------------------------------------------------------------
Lincoln National Bond Fund                                     23          71
-------------------------------------------------------------------------------
Lincoln National Money Market Fund                             24          73
-------------------------------------------------------------------------------
MFS Variable Trust Emerging Growth Series                      28          86
-------------------------------------------------------------------------------
MFS Variable Trust Research Series                             28          87
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MFS Variable Trust Total Return Series                         29          88
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MFS Variable Trust Utilities Series                            29          89
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Templeton Growth Securities Fund (formerly Global Growth)      29          89
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Templeton International Securities Fund                        29          89
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

We provide these examples to help you understand the direct and indirect costs and expenses of the contract. These examples assume that the 5% Step-Up death benefit is in effect. Without this benefit, expenses would be lower. These ex-amples do not reflect bonus credits and persistency credits. For more informa-tion, see Charges and other deductions in this Prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. This example should not be considered a representation of past or fu-ture expenses. Actual expenses may be more or less than those shown.

Summary

What kind of contract am I buying? It is an individual variable and/or market value adjusted annuity contract between you and Lincoln Life. This Prospectus describes the variable side of the contract. See The contracts.

What is the variable annuity account (VAA)? It is a separate account we estab-lished under Indiana insurance law, and registered with the SEC as a unit in-vestment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which Lincoln Life may conduct. See Variable annuity account.

What are my investment choices? Based upon your instruction for purchase pay-ments, the VAA applies your purchase payments, bonus credits and persistency credits to buy shares in one or more of the investment options. See Invest-ments of the variable annuity account--Description of the funds.

Who invests my money? Several different investment advisors manage the invest-ment options. See Investments of the variable annuity account--Investment ad-visors.

How does the contract work? If we approve your application, we will send you a contract. When you make purchase payments during the accumulation phase, you receive bonus credits and you buy accumulation units. If you decide to receive retirement income payments, your accumulation units are converted to annuity units. Your retirement income payments will be based on the number of annuity units you received and the value of each annuity unit on payout days. See The contracts.

What charges do I pay under the contract? If you withdraw purchase payments, you pay a surrender charge from 0% to 8.5% of the surrendered or withdrawn purchase payment, depending upon how long those payments have been invested in the contract. We may waive surrender charges in certain situations. See The contracts--surrenders and withdrawals.

We will deduct any applicable premium tax from purchase payments or contract value at the time the tax is incurred or at another time we choose.

We charge an account fee of $35 on any contract anniversary if the contract value is less than $100,000.

We apply an annual charge totaling 1.60% to the daily net asset value of the VAA. This charge includes 0.15% as an administrative charge and 1.45% as a mortality and expense risk charge. If the 5% Step-Up death benefit is in ef-fect, the mortality and expense risk charge is 1.60%, for an annual charge to-taling 1.75%. See Charges and other deductions.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

What purchase payments do I make, and how often? Subject to the minimum and maximum payment amounts, your payments are completely flexible. See The con-tracts--Purchase payments.

What is a bonus credit and a persistency credit? When purchase payments are made, Lincoln Life will credit an additional amount to the contract, known as a bonus credit. The amount of the bonus credit is calculated as a percentage of the purchase payments. The bonus credit percentage will vary based on the owner's cumulative purchase payments, as defined in this Prospectus. All bonus credits become part of the contract value at the same time as the correspond-ing purchase payments. Bonus credits are not considered to be purchase pay-ments. See The contracts--Bonus credits.

A persistency credit of .05% of contract value less purchase payments that have been in the contract less than fifteen years will be credited on a quar-terly basis after the fifteenth anniversary. See The contracts--Persistency credits.

Lincoln Life offers a variety of variable annuity contracts. Other annuity contracts that we offer have no provision for bonus credits but may have lower mortality and expense risk charges and/or lower surrender charges. The amount of the bonus credits may, over time, be fully or partially offset by addi-tional fees and charges. However, the persistency credits are designed to off-set these additional fees and charges. We encourage you to talk with your fi-nancial advisor and determine which annuity contract is most appropriate for you.

How will my annuity payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving retirement income payments from your contract as a fixed option or variable option or a combination of both. See Annuity payouts--Annuity options. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the secu-rities in the funds' portfolios.

What happens if I die before I annuitize? Your beneficiary will receive either the enhanced death benefit or the 5% Step-Up death benefit, depending on which death benefit is in effect at the time of your death. Your beneficiary has op-tions as to how the death benefit is paid. In the alternative, you may choose to receive a death benefit on the death of the annuitant. See The contracts-- Death benefit before the annuity commencement date.

May I transfer contract value between variable options and between the fixed side of the contract? Yes, with certain limits. See The contracts--Transfers between subaccounts on or before the annuity commencement date, Transfer after the annuity commencement date and Transfers to and from a fixed account on or before the annuity commencement date.

May I surrender the contract or make a withdrawal? Yes, subject to contract re-quirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See The contracts--Surrenders and withdrawals. If you surrender the contract or make a withdrawal, certain charges may apply. See Charges and other deductions. A portion of surrender/withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 59 1/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20% withholding. See Federal tax matters.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days (in some states longer) of the date you first receive the contract. You need to return the contract, postage prepaid, to our home office. In most states you assume the risk of any market drop on purchase payments you allocate to the variable side of the contract. We will not refund any bonus credits credited to your contract value if you elect to cancel your contract; however, we will assume the risk of investment loss on the bonus credits. See Return privilege.

Condensed financial information for the variable annuity account

Because the subaccounts which are available under the contracts did not begin operation before the date of this Prospectus, financial information for the subaccounts is not included in this Prospectus or in the SAI.

Investment results

At times, the VAA may compare its investment results to various unmanaged indi-ces or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without contingent deferred sales charges. Total re-turns include the reinvestment of all distributions, which are reflected in changes in unit value. See the SAI for further information.

Financial statements

The financial statements of the VAA and the statutory-basis financial state-ments of Lincoln Life are located in the SAI. If you would like a free copy of the SAI, complete and mail the enclosed card, or call 1-888-868-2583.

The Lincoln National Life Insurance Co.

Lincoln Life was founded in 1905 and is organized under Indiana law. We are one of the largest stock life insurance companies in the United States. We are owned by Lincoln National Corp. (LNC) which is also organized under Indiana law. LNC's primary businesses are insurance and financial services.

Variable annuity account (VAA)

On November 3, 1997, the VAA was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise the VAA or Lincoln Life. The VAA is a segregated in-vestment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and loss-es, whether realized or not, from assets allocated to the VAA are, in accor-dance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln Life. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment perfor-mance of the VAA. Any investment gain or loss depends on the investment perfor-mance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA is used to support other annuity contracts offered by Lincoln Life in addition to the contracts described in this Prospectus. The other annuity con-tracts supported by the VAA generally invest in the same funds as the contracts described in this Prospectus. These other annuity contracts may have different charges that could affect performance of the subaccount.

Investments of the variable annuity account

You decide the subaccount(s) to which you allocate purchase payments. Bonus credits are allocated to the subaccounts at the same time and at the same percentage as the purchase payments being made. There is a separate subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request. We reserve the right to add, delete or substitute funds.

Investment advisors
The investment advisors of the funds are:

AIM Variable Insurance Funds, Inc. ("AIM V.I. Funds"), managed by A I M Advi-sors, Inc.

Alliance Variable Products Series Fund managed by Alliance Capital Management, L.P.

American Funds Insurance Series, managed by Capital Research and Management Company.

Delaware Group Premium Fund Inc. ("Delaware Group"), managed by Delaware Man-agement Company. The Social Awareness Series is sub-advised by Vantage Invest-ment Advisors. The REIT Series is sub-advised by Lincoln Investment Management. The Emerging Markets Series is managed by Delaware International Advisers Ltd.

Deutsche Asset Management VIT Funds (formerly BT Insurance Funds Trust), man-aged by Bankers Trust Company.

Franklin Templeton Variable Insurance Products Trust--Franklin Small Cap is managed by Franklin Advisers, Inc.; Mutual Shares Securities is managed by Franklin Mutual Advisers, LLC; Templeton Growth Securities is managed by Tem-pleton Global Advisors Limited; Templeton International Securities is managed by Templeton Investment Counsel, Inc.

Liberty Variable Investment Trust ("Liberty Variable Trust"), managed by Lib-erty Advisory Series Corp., and sub-advised by Colonial Management Associates, Inc. and Newport Fund Management, Inc.

Lincoln National Bond Fund, Inc., and Lincoln National Money Market Fund, Inc., managed by Lincoln Investment Management, Inc. ("LIM"). LIM has informed the funds to which it provides advisory services that it intends to merge into a newly created series of its affiliate, Delaware Management Business Trust, dur-ing the fourth quarter of 2000 or the first quarter of 2001. LIM does not ex-pect the merger to result in any change in the level of advisory services that it currently provides to these funds, although there may be some changes in, and additions to, personnel. See the prospectuses for these funds for more in-formation.

MFS--Variable Insurance Trust ("MFS Variable Trust"), managed by Massachusetts Financial Services Company.

Variable Insurance Products Fund ("Fidelity VIP") and Variable Insurance Prod-ucts Fund III ("Fidelity VIP III"), managed by Fidelity Management & Research Company.

As compensation for their services to the fund, the investment advisors receive a fee from the fund, which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined under the Purchase and Redemption of Shares, in the prospectus for the fund.

With respect to a fund, the advisor and/or distributor, or an affiliate there-of, may compensate Lincoln Life (or an affiliate) for administrative, distribu-tion, or other services. Some funds may compensate us more than other funds. It is anticipated that such compensation will be based on assets of the particular fund attribut-able to the contracts along with certain other variable contracts issued or ad-ministered by Lincoln Life (or an affiliate). As of the date of this Prospec-tus, we were receiving compensation from each fund company except Delaware.

The funds' shares are issued and redeemed only in connection with variable an-nuity contracts and variable life insurance policies (mixed funding) issued through separate accounts of Lincoln Life and other life insurance companies (shared funding). The funds do not foresee any disadvantage to contractowners arising out of mixed or shared funding. Nevertheless, the funds' Boards intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate ac-counts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices.

Description of the funds

Each of the subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund is registered as a diversified, open-end management investment company under the 1940 Act, except for the Dela-ware Premium REIT Series and Delaware Premium Emerging Market Series, which are non-diversified. Diversified means not owning too great a percentage of the se-curities of any one company. An open-end company is one which, in this case, permits Lincoln Life to sell its shares back to the fund when you make a with-drawal, surrender the contract or transfer from one fund to another. Management investment company is the legal term for a mutual fund. These definitions are very general. The precise legal definitions for these terms are contained in the 1940 Act.

Certain funds offered as part of this contract have similar investment objec-tives and policies to other portfolios managed by the advisor. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the advisor or sub-advisor. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the advisor or sub-advisor.

Following are brief summaries of the investment objectives and policies of the funds. Each fund is subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund. More detailed information may be obtained from the current prospectus for the fund which is included in this booklet. Please be advised that there is no as-surance that any of the funds will achieve their stated objectives.

AFIS Global Small Capitalization Fund: Seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

AFIS Growth Fund: Seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreci-ation through stocks. Investors in the fund should have a long-term perspec-tive and be able to tolerate potentially wide price fluctuations.

AFIS Growth-Income Fund: Seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securi-ties which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.

AFIS International Fund: Seeks to make your investment grow over time by in-vesting primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

AIM V.I. Capital Appreciation Fund: Seeks growth of capital through investment in common stocks, with emphasis on medium- and small-sized growth companies. The investment advisor will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes as well as those that have experienced above average, long-term growth in earn-ings and have excellent prospects for future growth.

AIM V.I. Growth Fund: Seeks growth of capital primarily by investing in sea-soned and better capitalized companies considered to have strong earnings mo-mentum.

AIM V.I. International Equity Fund: Seeks to provide long-term growth of capi-tal by investing in a diversified portfolio of international equities whose issuers are considered to have strong earnings momentum.

AIM V.I. Value Fund: Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by its investment advisor to be under-valued relative to the investment advisor's appraisal of the current or pro-jected earnings of the companies issuing the securities, or relative to the current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

Alliance Growth and Income Portfolio: Seeks reasonable current income and rea-sonable appreciation through investments primarily in dividend-paying common stocks of good quality. The portfolio also may invest in fixed-income securi-ties and convertible securities.

Alliance Growth Portfolio: Seeks to provide long-term growth of capital. Cur-rent income is only an incidental consideration. The portfolio invests primar-ily in equity securities of companies with favorable earnings outlooks, which have long-term growth rates that are expected to exceed that of the U.S. econ-omy over time.

Alliance Premier Growth Portfolio: Seeks long-term growth of capital by pursu-ing aggressive investment policies. The portfolio invests predominantly in the equity securities of a limited number of large, carefully selected, high-qual-ity U.S. companies that are judged likely to achieve superior earnings growth.

Alliance Technology Portfolio: Seeks to emphasizes growth of capital and in-vests for capital appreciation. Current income is only an incidental consider-ation. The portfolio may seek income by writing listed call options. The port-folio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes).

Delaware Premium Emerging Markets Series: Seeks long-term growth by investing primarily in stocks of companies located or operating in emerging or develop-ing countries.

Delaware Premium Growth and Income Series: Seeks the highest possible total return by investing in stocks that exhibit the potential for growth while pro-viding higher than average dividend income.

Delaware Premium High Yield Series (formerly Delchester): Seeks total return and, as a secondary objective, high current income. The series invests in rated and unrated corporate bonds (including high-risk, high-yield bonds com-monly known as junk bonds), foreign bonds, U.S. government securities and com-mercial paper. An investment in this series may involve greater risks than an investment in a portfolio comprised primarily of investment-grade bonds.

Delaware Premium REIT Series: Seeks to achieve maximum long-term total return by investing primarily in the securities of real estate investment trusts and real estate operating companies.

Delaware Premium Select Growth Series: Seeks long-term capital appreciation by primarily investing in common stocks of companies that have the potential for high earnings growth. Companies of any size are considered, as long as they are larger than $300 million in market capitalization.

Delaware Premium Small Cap Value Series: Seeks growth by investing primarily in stocks of small cap companies whose market values appear low relative to underlying value or future earnings and growth potential.

Delaware Premium Social Awareness Series: Seeks long-term growth by investing in stocks of mid-size and large companies expected to grow over time that also meet certain criteria of social responsibility.

Delaware Premium Trend Series: Seeks long-term growth by investing primarily in stocks of small companies and convertible securities of emerging and other growth-oriented companies.

Deutsche VIT Equity 500 Index Fund: Seeks to match the performance of the stock market as represented by Standard & Poor's 500 Index, before fund ex-penses.

Fidelity VIP Equity-Income Portfolio: Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capi-tal appreciation, seeking a yield that exceeds the composite yield on the se-curities comprising the Standard and Poor's 500 Index (S&P 500).

Fidelity VIP Growth Portfolio: Seeks long-term capital appreciation. The port-folio normally purchases common stocks.

Fidelity VIP Overseas Portfolio: Seeks long-term growth of capital by invest-ing primarily in foreign securities.

Fidelity VIP III Growth Opportunities Portfolio: Seeks capital growth by in-vesting primarily in common stocks.

Franklin Mutual Shares Securities Fund: Seeks capital appreciation with income as a secondary goal. It invests primarily in equity securities of companies that the manager believes are available at market prices less than their ac-tual value based on certain recognized or objective criteria.

Franklin Small Cap Securities Fund: Seeks long-term capital growth. It invests primarily in equity securities of U.S. small cap growth companies. Small cap companies are generally those with market cap values of less than $1.5 billion at time of purchase.

Liberty Variable Trust Newport Tiger Fund: Seeks capital growth by investing primarily in the stocks of high quality international companies located in the nine "Tigers" of Asia: Hong Kong, China, Singapore, Malaysia, Thailand, Indo-nesia, the Philippines, South Korea and Taiwan.

Lincoln National Bond Fund: Seeks maximum current income consistent with pru-dent investment strategy. The fund invests primarily in medium- and long-term corporate and government bonds.

Lincoln National Money Market Fund: Seeks maximum current income consistent with the preservation of capital. The fund invests in short-term obligations issued by U.S. corporations; the U.S. Government; and federally chartered banks and U.S. branches of foreign banks.

MFS Variable Trust Emerging Growth Series: Seeks to provide long-term growth by investing primarily in the common stocks of companies the managers believe are in the early stages of their life cycle but which have the potential to become major enterprises.

MFS Variable Trust Research Series: Seeks long-term growth and future income by investing primarily in equity companies believed to possess better than av-erage prospects for long-term growth. A committee of investment research ana-lysts selects the securities for the fund, with individual analysts responsi-ble for choosing securities within an assigned industry.

MFS Variable Trust Total Return Series: Seeks to provide above-average income consistent with the prudent employment of capital and to provide a reasonable opportunity for capital growth and income. The fund invests in a broad range of securities, including short-term obligations, and may be diversified not only by company and industry, but also by security type.

MFS Variable Trust Utilities Series: Seeks capital growth and current income by investing the majority of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

Templeton Growth Securities Fund: Seeks long-term capital growth. It invests primarily in equity securities of companies in various nations throughout the world, including the U.S. and emerging markets.

Templeton International Securities Fund: Seeks long-term capital growth. It invests primarily in equity securities of companies outside the United States, including emerging markets.

Fund shares
We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to Lincoln Life, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

Reinvestment of dividends and capital gain distributions
All dividends and capital gain distributions of the funds are automatically re-invested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as addi-tional units, but are reflected as changes in unit values.

Addition, deletion or substitution of investments
We reserve the right, within the law, to add, delete and substitute series and/or funds within the VAA. We may also add, delete, or substitute series or funds only for certain classes of contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of contractowners. This substitution might occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inap-propriate, in the judgment of our management, for the purposes of the contract. We cannot substitute shares of one fund for another without the approval by the SEC. We will also notify you.

Charges and other
deductions

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. More particularly, our administra-tive services include: processing applications for and issuing the contracts, processing purchases and redemptions of fund shares as required (including dol-lar cost averaging, cross-reinvestment, portfolio rebalancing, and automatic withdrawal services --See Additional services and the SAI for more information on these programs), maintaining records, administering annuity payouts, fur-nishing accounting and valuation services (including the calculation and moni-toring of daily subaccount values), reconciling and depositing cash receipts, providing contract confirmations, providing toll-free inquiry services and fur-nishing telephone fund transfer services. The risks we assume include: the risk that annuitants receiving annuity payouts under contract live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed); the risk that death benefits paid under the EGMDB or the 5% Step-Up death benefit, will exceed the actual contract val-ue; and the risk that our costs in providing the services will exceed our reve-nues from contract charges (which we cannot change). The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the con-tingent deferred sales charge collected may not fully cover all of the sales and distribution expenses actually incurred by us. A portion of the mortality and expense risk and administrative charge and a portion of the surrender charges are assessed to fully or partially recoup bonus credits paid into the contract by Lincoln Life when purchase payments are made.

Deductions from the VAA for Lincoln ChoicePlus Bonus
We deduct from the VAA an amount, computed daily, which is equal to an annual rate of 1.60% (1.75% for contracts with the 5% Step-Up death benefit) of the daily net asset value. The charge consists of a 0.15% administrative charge and a 1.45% (1.60% for contracts with the 5% Step-Up death benefit) mortality and expense risk charge.

Surrender charge
A surrender charge applies (except as described below) to surrenders and with-drawals of other purchase payments that have been invested for the periods in-dicated as follows:

                                     Number of contract anniversaries
                                     since purchase payment was
                                     invested
------------------------------------------------------------------------------
                                     Less than At least
                                     2 years   2   3   4   5   6   7   8   9+
Surrender charge as a percentage of
 the surrendered or withdrawn
 purchase payments                   8.5%      8   7   6   5   4   3   2   0

A surrender charge does not apply to:

1. A surrender or withdrawal of a purchase payment beyond the ninth anniversary since the purchase payment was invested.

2. Withdrawals of contract value during a contract year to the extent that the total contract value withdrawn during the current contract year does not ex-ceed the free amount which is equal to the greater of 10% of the current contract value or 10% of the total purchase payments;

3. Any purchase payments applied to an annuity payout option available within the contract that have been invested at least 12 months.

4. A surrender or withdrawal of any purchase payments, if such purchase pay-ments were received more than 12 months prior to the onset of a permanent and total disability of the contractowner as defined in Section 22(e)(3) of the tax code, after the effective date of the contract and before the 65th birthday of the contractowner. For contracts issued in the State of New Jer-sey, a different definition of permanent and total disability applies.

5. When the surviving spouse assumes ownership of the contract as a result of the death of the original owner;

6. A surrender or withdrawal of any purchase payments, if such purchase pay-ments were received more than 12 months prior to admittance of the contractowner to an accredited nursing home or equivalent health care facility, where the admittance into the nursing home occurs after the effective date of the con-tract and the owner has been confined for at least 90 consecutive days.

7. A surrender or withdrawal of any purchase payments, if such purchase pay-ments were received more than 12 months prior to the diagnosis date of a terminal illness that is after the effective date of the contract and re-sults in a life expectancy of less than one year as determined by a quali-fied professional medical practitioner.

8. A surrender of the contract as a result of the death of the contractowner or annuitant. However if an annuitant is changed for any reason other than death of a prior annuitant the surrender charge is not waived. See The con-tracts--Death benefit before annuity commencement date.

9. A surrender or withdrawal of a purchase payment beyond the fifth anniver-sary since the purchase payment was invested for any contract issued to em-ployees and registered representatives of any member of the selling group and their spouses and minor children, or to officers, directors, trustees or bona-fide full-time employees and their spouses and minor children, of Lincoln Financial Group, or any of the investment advisors of the funds currently being offered, or their affiliated or managed companies (based upon the contractowner's status at the time the contract was purchased), provided the contract was not issued with the assistance of a sales repre-sentative under contract with Lincoln Life. For the individuals described above, a reduced schedule of surrender charges applies.

10. A surrender or annuitization of bonus credits and persistency credits.

For purposes of calculating the surrender charge on withdrawals, Lincoln Life assumes that:

a. The free amount will be withdrawn from purchase payments on a "first in-first out (FIFO)" basis.

b. Prior to the ninth anniversary of the contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:

 1. from purchase payments (on a FIFO basis) until exhausted; then
 2. from earnings until exhausted; then
 3. from bonus credits.

c.On or after the ninth anniversary of the contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the follow-ing order:

 1. from purchase payments (on a FIFO basis) to which a surrender charge no longer applies until exhausted; then

 2. from earnings and persistency credits until exhausted; then
 3. from bonus credits attributable to purchase payments to which a surrender charge no longer applies until exhausted; then
 4. from purchase payments (on a FIFO basis) to which a surrender charge still applies until exhausted; then
 5. from bonus credits attributable to purchase payments to which a surrender charge still applies.

The surrender charge is calculated separately for each purchase payment. The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when contractowners surrender or withdraw before distribution costs have been re-covered.

If the contractowner is a corporation or other non-individual (non-natural person), the annuitant or joint annuitant will be considered the contractowner or joint owner for purposes of determining when a surrender charge does not apply.

Account fee

During the accumulation period, we will deduct $35 from the contract value on each contract anniversary to compensate us for the administrative services provided to you; this $35 account fee will also be deducted from the contract value upon surrender. This fee may be lower in certain states, if required. The account fee will be waived for any contract with a contract value that is equal to or greater than $100,000 on the contract anniversary.

Rider charges
A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement. See the rider for any applicable fee or expense.

Deductions for premium taxes
Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the contract value when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes gen-erally depend upon the law of your state of residence. The tax ranges from zero to 5.0%.

Other charges and deductions

There are deductions from and expenses paid out of the assets of the under-lying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse Lincoln Life for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.

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

Additional information
The administrative charge, surrender charges and account fee described previ-ously may be reduced or eliminated for any particular contract. However, these charges will be reduced only to the extent that we anticipate lower distribu-tion and/or administrative expenses, or that we perform fewer sales or admin-istrative services than those originally contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economies associated with (1) the use of mass enrollment proce-dures, (2) the performance of administrative or sales functions by the employ-er, (3) the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees or (4) any other circumstances which reduce distribution or administrative expenses. The exact amount of charges and fees applicable to a particular contract will be stated in that contract.

The contracts

Purchase of contracts
If you wish to purchase a contract, you must apply for it through a sales rep-resentative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a con-tract is prepared and executed by our legally authorized officers. The con-tract is then sent to you through your sales representative. See Distribution of the contracts.

When a completed application and all other information necessary for process-ing a purchase order is received, an initial purchase payment and its corre-sponding bonus credit will be priced no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days. If the incomplete application cannot be completed within those five days, you will be informed of the reasons, and the purchase payment will be returned im-mediately. Once the application is complete, the initial purchase payment and its corresponding bonus credit must be priced within two business days.

Who can invest
To apply for a contract, you must be of legal age in a state where the con-tracts may be lawfully sold and also be eligible to participate in any of the qualified or nonqualified plans for which the contracts are designed. The contractowner, joint owner and annuitant cannot be older than age 85.

Purchase payments
Purchase payments are payable to us at a frequency and in an amount selected by you in the application. The minimum initial purchase payment is $10,000. The minimum annual amount for additional purchase payments is $300. The mini-mum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). Purchase payments in total may not exceed $2 mil-lion for an owner or $1 million for each joint owner without Lincoln Life ap-proval. If you stop making purchase payments, the contract will remain in force as a paid-up contract. However, we may terminate the contract as allowed by your state's non-forfeiture law for individual deferred annuities. Purchase payments may be made or, if stopped, resumed at any time until the annuity commencement date, the surrender of the contract, maturity date or the payment of any death benefit, whichever comes first. Lincoln Life reserves the right to limit purchase payments made to the contract.

Bonus credits

In some states, the term bonus credit may be referred to as value enhancement or a similar term in the contract.

For each purchase payment made into the contract, Lincoln Life will credit the contract with a bonus credit. The amount of the bonus credit will be added to the value of the contract at the same time and allocated in the same percentage as the purchase payment. The amount of the bonus credit is calculated as a percentage of the purchase payment made. The bonus credit percentage is based on the owner's cumulative purchase payment at the time each purchase payment is made according to the following scale:

Cumulative Purchase Payments      Bonus Credit %

Less than $100,000                     3.0%
$100,000-$999,999                      4.0%
$1,000,000 or greater                  5.0%

Owner's cumulative purchase payments at the time of a purchase payment is equal to the sum of (1) all prior purchase payments made to this contract; plus (2) the current purchase payment made to this contract; minus (3) all prior withdrawals of purchase payments from this contract.

If you make an additional purchase payment prior to the first anniversary of the contract date and that purchase payment increases the owner's cumulative purchase payments to a level that qualifies for a higher bonus credit percent-age, then we will contribute an additional bonus credit into your contract at the time the subsequent purchase payment is made (it will not be contributed retroactively). The additional bonus credit is determined by multiplying the sum of the prior purchase payments by the additional bonus credit percentage (the difference between the percentage applicable to the subsequent purchase payment and the percentage applicable to prior purchase payments). This addi-tional bonus credit is not available after the first anniversary of the con-tract date.

Lincoln Life offers a variety of variable annuity contracts. Similar products that do not offer bonus credits and have lower fees and charges may provide larger cash surrender values, depending on the level of the bonus credits and the performance of the owner's chosen subaccounts. We encourage you to talk with your financial advisor and determine which annuity contract is most appropriate for you.

Persistency credits

Contractowners will also receive a persistency credit on a quarterly basis af-ter the fifteenth contract anniversary. The amount of the persistency credit is calculated by multiplying the contract value, less any purchase payments that have not been invested in the contract for at least 15 years, by 0.05%. This persistency credit will be allocated to the variable subaccounts and the fixed account in proportion to the contract value in each variable subaccount and fixed account at the time the persistency credit is paid into the con-tract.

There is no additional charge to receive this persistency credit, and in no case will the persistency credit be less than zero.

Valuation date
Accumulation and annuity units will be valued once daily at the close of trading (currently, normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.

Allocation of purchase payments and bonus credits
Purchase payments allocated to the variable account are placed into the VAA's subaccounts, each of which invests in shares of the class of its corresponding fund, according to your instructions. Corresponding bonus credits will be al-located to the subaccount(s) and/or the fixed side of the contract in the same proportion in which you allocated purchase payments.

The minimum amount of any purchase payment which can be put into any one subaccount is $20. Upon allocation to a subaccount, purchase payments and bo-nus credits are converted into accumulation units. The number of accumulation units credited is determined by dividing the amount allocated to each subaccount by the value of an accumulation unit for that subaccount on the valuation date on which the purchase payment is received at our home office if received before 4:00 p.m., New York time. If the purchase payment is received at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valuation date. The number of accumulation units deter-mined in this way is not changed by any subsequent change in the value of an accumulation unit. However, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

Valuation of accumulation units
Purchase payments and bonus credits allocated to the VAA are converted into accumulation units. This is done by dividing the amount allocated by the value of an accumulation unit for the valuation period during which the purchase payments and bonus credits are allocated to the VAA. The accumulation unit value for each subaccount was or will be established at the inception of the subaccount. It may increase or decrease from valuation period to valuation pe-riod. The accumulation unit value for a subaccount for a later valuation pe-riod is determined as follows:

(1) The total value of the fund shares held in the subaccount is calculated by multiplying the number of fund shares owned by the subaccount at the be-ginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the valua-tion period; minus

(2) The liabilities of the subaccount at the end of the valuation period; these liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

(3) The result of (2) is divided by the number of subaccount units outstanding at the beginning of the valuation period.

The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the valuation period. Be-cause a different daily charge is made for contracts with different death ben-efit options, each of the two types of contracts will have different corre-sponding accumulation unit values on any given day.

Transfers between subaccounts on or before the annuity commencement date
You may transfer all or a portion of your investment from one subaccount to another. A transfer involves the surrender of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values determined at the end of the valuation date on which the transfer request is received. There is no charge for a transfer.

Transfers are limited to twelve (12) per contract year unless otherwise autho-rized by Lincoln Life. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging, cross re-investment or portfolio rebalancing programs elected on forms available from us. (See Addi-tional services and the SAI for more information on these programs.)

The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.

A transfer may be made by writing to our home office or, if a Telephone Ex-change Authorization form (available from us) is on file with us, by a toll-free telephone call or by the Lincoln Life internet site. In order to prevent unauthorized or fraudulent telephone transfers, we may require the caller to provide certain identifying information before we will act upon his or her in-structions. We may also assign the contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following telephone instructions we reasonably believe are genuine. Telephone requests may be recorded and written confirmation of all transfer requests will be mailed to the contractowner on the next valuation date. Telephone transfers will be processed on the valuation date that they are received when they are received at our customer service center before 4 p.m. New York time.

When thinking about a transfer of contract value, you should consider the in-herent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time. This contract is not designed for professional market timing organizations or other entities using programmed and frequent transfers.

Repeated patterns of frequent transfers are disruptive to the operation of the subaccounts, and should Lincoln Life become aware of such disruptive practic-es, Lincoln Life may refuse to permit such transfers.

Payment or transfer may be delayed as permitted by the 1940 Act.

Transfers to and from a fixed account on or before the annuity commencement date

You may transfer all or any part of the contract value from the subaccount(s) to the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the subaccount if less than $2,000. However, if a transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total amount to the fixed side of the contract.

You may also transfer part of the contract value from a fixed account to the various subaccount(s) subject to the following restrictions: (1) the sum of the percentages of fixed value transferred is limited to 25% of the value of that fixed account in any twelve month period; and (2) the minimum amount which can be transferred is $300 or the amount in the fixed account.

There is no charge to you for a transfer. Transfers are limited to twelve (12) per contract year unless otherwise authorized by Lincoln Life. Transfers made as a part of an automatic transfer program will not be counted against these twelve transfers. Transfers of all or a portion of a fixed account (other than automatic transfer programs) may be subject to a market value adjustment.

Payment or transfer may be delayed as permitted by the 1940 Act.

Transfers after the annuity commencement date

You may transfer all or a portion of your investment in one subaccount to an-other subaccount or to the fixed side of the contract. Those transfers will be limited to three times per contract year. You may also transfer from a vari-able annuity payment to a fixed annuity payment. No transfers are allowed from the fixed side of the contract to the subaccounts.

Additional services

There are four additional services available to you under your contract: dol-lar-cost averaging (DCA), automatic withdrawal service (AWS), cross-reinvest-ment service and portfolio rebalancing. In order to take advantage of one of these services, you will need to complete the election form for the service that is available from us. For further detailed information on these services, please see Advertising and sales literature in the SAI.

Dollar-cost averaging allows you to transfer amounts from the DCA fixed ac-count or certain variable subaccounts into the variable subaccounts on a monthly basis. The minimum amount that can be dollar cost averaged is $1,500.

The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your contract value. The minimum contract value required to es-tablish an AWS is $10,000.

The cross-reinvestment service allows you to automatically transfer the ac-count value in a designated variable subaccount that exceeds a baseline amount to another specific variable subaccount at specific intervals. The minimum contract value required for this service is $10,000.

Portfolio rebalancing is an option that restores to a pre-determined level the percentage of contract value allocated to each variable account subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually.

Death benefit before the annuity commencement date
You may designate a beneficiary during your lifetime and change the benefi-ciary by filing a written request with our home office. Each change of benefi-ciary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of beneficiary.

Upon the death of the contractowner, a death benefit will be paid to the bene-ficiary. Upon the death of a joint owner, the death benefit will be paid to the surviving joint owner. Upon the death of an annuitant who is not the contractowner or joint owner, a death benefit may be paid to the contractowner (and joint owner, if applicable, in equal shares). If the contractowner is a corporation or other non-individual (non-natural person), the death of the annuitant will be treated as death of the contractowner. Death benefits are taxable. See Federal tax matters.

If the death occurs before the annuity commencement date and the enhanced guaranteed minimum death benefit (EGMDB) is in effect, the death benefit paid will be the greatest of: (1) the contract value as of the day on which Lincoln Life approves the payment of the claim; (2) the sum of all purchase payments less the sum of all withdrawals, partial annuitization and premium tax in-curred; or (3) the highest contract value which the contract attains on any contract anniversary date (including the inception date) (determined before the allocation of any purchase payments on that contract anniversary) for ages up to, and including, the deceased's age 80. The highest contract value is in-creased by purchase payments and is decreased by partial withdrawals, partial annuitizations, and any premium taxes incurred on or subsequent to the anni-versary date on which the highest contract value is obtained. If the 5% Step-Up death benefit is in effect, the death benefit paid will be the greater of the death benefit under the EGMDB or the accumulation of all purchase payments minus the accumulation of all withdrawals, partial annuitizations, and premium tax incurred. These purchase payments, withdrawals, partial annuitizations and premium tax incurred are accumulated at an annual rate of 5% from the date of the transaction to the earlier of the date of death of the deceased person or the contract anniversary immediately preceding the deceased person's 81st birthday. Each transaction is accumulated separately to a maximum of 200% of the transaction.

If the beneficiary is the spouse of the contractowner, then the spouse may elect to continue the contract as owner.

If there are joint owners, upon the death of the first contractowner, Lincoln Life will pay a death benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary. If the surviving joint owner is the spouse of the de-ceased joint owner he/she may continue the contract as sole contractowner. Upon the death of the spouse who continues the contract, Lincoln Life will pay a death benefit to the designated beneficiary(s).

Upon the death of a contractowner, joint owner or annuitant, if the surviving spouse continues the contract, any portion of the death benefit that would have been payable (if the contract had not been continued) that exceeds the current contract value will be credited to the contract. This provision ap-plies only one time for each contract.

If an annuitant who is not the contractowner or joint owner dies, then the contingent annuitant, if named, becomes the annuitant and no death benefit is payable on the death of the annuitant. If no contingent annuitant is named, the contractowner (or younger of joint owners) becomes the annuitant. Alterna-tively, a death benefit may be paid to the contractowner (and joint owner, if applicable, in equal shares) if the annuitant named on this contract has not been changed, unless the change occurred because of the death of a prior annu-itant.

Notification of the election of this death benefit must be received by Lincoln Life within 75 days of the death of the annuitant. If no contractowner is liv-ing on the date of death of the annuitant, the death benefit will be available to the beneficiary. The contract terminates when any death benefit is paid due to the death of the annuitant. A death benefit payable on the death of the an-nuitant will not be paid if the annuitant has been changed subsequent to the effective date of this contract unless the change occurred because of the death of a prior annuitant.

The value of the death benefit will be determined as of the date on which the death claim is approved for payment. This payment of the death benefit will occur upon receipt of: (1) proof (e.g. an original certified death certifi-cate), or any other proof of death satisfactory to us, of the death; (2) writ-ten authorization for payment; and (3) our receipt of all required claim forms, fully completed. If the beneficiary is a minor, court documents ap-pointing the guardian/custodian must be submitted.

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal tax matters.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

Unless otherwise provided in the beneficiary designation, one of the following procedures will take place on the death of a beneficiary:

1. If any beneficiary dies before the contractowner, that beneficiary's inter-est will go to any other beneficiaries named, according to their respective interests; and/or

2. If no beneficiary survives the contractowner, the proceeds will be paid to the contractowner's estate.

Unless the contractowner has already selected a settlement option, the benefi-ciary may choose the method of payment of the death benefit. The death benefit payable to the beneficiary or joint owner must be distributed within five years of the contractowner's date of death un-less the beneficiary begins receiving within one year of the contractowner's death the distribution in the form of a life annuity or an annuity for a des-ignated period not extending beyond the beneficiary's life expectancy.

The death benefit payable on the death of the annuitant will be distributed in either a lump sum settlement or under an annuity payout. The annuity payout must be selected within 60 days after Lincoln Life has approved the death claim.

When applying for a contract, an applicant can request a contract with the 5% Step-Up death benefit. The 5% Step-Up death benefit is not available under contracts issued to a contractowner, joint owner or annuitant who is age 80 or older at the time of issuance.

After a contract is issued, the contractowner may discontinue the 5% Step-Up death benefit at any time by completing the Death Benefit Discontinuance form and sending it to Lincoln Life. The benefit will be discontinued as of the valuation date we receive the request, and we will stop deducting the charge for the benefit as of that date. See Charges and other deductions. If you dis-continue the benefit, it cannot be reinstated.

Joint ownership
If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.

Surrenders and withdrawals

Before the annuity commencement date, we will allow the surrender of the con-tract or a withdrawal of the contract value upon your written request, subject to the rules discussed below. Surrender or withdrawal rights after the annuity commencement date are not available at this time, but may be available in the future.

The amount available upon surrender/withdrawal is the contract value less any applicable charges, fees, and taxes at the end of the valuation period during which the written request for surrender/withdrawal is received at the home of-fice. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total contract value. Surrenders and with-drawals from the fixed account may be subject to a market value adjustment. See Fixed side of the contract. Unless prohibited, surrender/withdrawal pay-ments will be mailed within seven days after we receive a valid written re-quest at the home office. The payment may be postponed as permitted by the 1940 Act.

There are charges associated with surrender of a contract or withdrawal of contract value. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining contract value. See Charges and other deductions.

The tax consequences of a surrender/withdrawal are discussed later in this booklet. See Federal tax matters.

Lincoln Life reserves the right to surrender this contract if any withdrawal reduces the total contract value to a level at which this contract may be sur-rendered in accordance with applicable law for individual deferred annuities.

Delay of payments

Contract proceeds from the VAA will be paid within seven days, except (i) when the NYSE is closed (other than weekends and holidays); (ii) times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or (iii) when the SEC so orders to protect contractowners.

Reinvestment privilege
You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, and we will recredit that portion of the surrender/withdrawal charges attributable to the amount returned. This elec-tion must be made within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this Prospectus. A representa-tion must be made that the proceeds being used to make the purchase have re-tained their tax-favored status under an arrangement for which the contracts offered by this Prospectus are designed. The number of accumulation units which will be credited when the proceeds are reinvested will be based on the value of the accumulation unit(s) on the next valuation date. This computation will occur following receipt of the proceeds and request for reinvestment at the home office. You may utilize the reinvestment privilege only once. No bo-nus credits will apply when a reinvestment purchase occurs. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions. You should consult a tax advisor before you request a surrender/withdrawal or subsequent reinvestment purchase.

Amendment of contract
We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

Commissions
Commissions are paid to dealers under different commission options. The maxi-mum commission paid as a percentage of each purchase payment is 7.50%. Alter-nate commission schedules are available with lower initial commission amounts based on purchase payments plus ongoing annual compensation of up to 1.00%.

Upon annuitization, the commissions paid to dealers are a maximum of 4.00% of account annuitized and/or an annual continuing commission of up to 1.00% of statutory reserves. These commissions are not deducted from purchase payments, bonus credits or contract value; they are paid by us.

Ownership
As contractowner, you have all rights under the contract. According to Indiana law, the assets of the VAA are held for the exclusive benefit of all contractowners and their designated beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified contracts may not be assigned or transferred except as permitted by applicable law and upon written notification to us. Non-qualified contracts may not be collaterally assigned. We assume no responsibility for the validity or effect of any assignment. Consult your tax advisor about the tax consequences of an assignment.

Contractowner questions
The obligations to purchasers under the contracts are those of Lincoln Life. Questions about your contract should be directed to us at 1-888-868-2583.

Annuity payouts

When you apply for a contract, you may select any annuity commencement date permitted by law.

The contract provides optional forms of payouts of annuities (annuity op-tions), each of which is payable on a variable basis, a fixed basis or a com-bination of both as you specify. The contract provides that all or part of the contract value may be used to purchase an annuity.

You may elect annuity payouts in monthly, quarterly, semiannual or annual in-stallments. If the payouts from any subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the variable annuity options available.

Annuity options
Life Annuity. This option offers a periodic payout during the lifetime of the annuitant and ends with the last payout before the death of the annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a death benefit for beneficia-ries. However, there is the risk under this option that the recipient would receive no payouts if the annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Income with Payouts Guaranteed for Designated Period. This option guaran-tees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the annuitant. The designated period is selected by the contractowner.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. The payouts con-tinue during the lifetime of the survivor.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues dur-ing the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the contractowner.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the annuitant and a designated joint annu-itant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the annuitant and a joint annuitant. When one of the joint annuitants dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option fur-ther provides that should one or both of the annuitants dies during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the annuitant with the guarantee that upon death a payout will be made of the value of the number of annuity units (see Variable annuity payouts) equal to the excess, if any, of: (a) the total amount applied under this option divided by the annuity unit value for the date payouts begin, mi-nus (b) the annuity units represented by each payout to the annuitant multi-plied by the number of payouts paid before death. The value of the number of annuity units is computed on the date the death claim is approved for payment by the home office.

General information
Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an annuity payout option as a method of paying the death bene-fit to a beneficiary. If you do, the beneficiary cannot change this payout op-tion. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable. The mortality and expense risk charge of 1.25% and the charge for administrative services of .15% will be assessed on all variable annuity payouts, including options that may be offered that do not have a life contingency and therefore no mortality risk.

The annuity commencement date is usually on or before the contractowner's 90th birthday. You may change the annuity commencement date, change the annuity op-tion or change the allocation of the investment among subaccounts up to 30 days before the scheduled annuity commencement date, upon written notice to the home office. You must give us at least 30 days notice before the date on which you want payouts to begin. If proceeds become available to a beneficiary in a lump sum, the beneficiary may choose any annuity payout option.

Unless you select another option, the contract automatically provides for a life annuity with annuity payouts guaranteed for 10 years (on a fixed, vari-able or combination fixed and variable basis, in proportion to the account al-locations at the time of annuitization) except when a joint life payout is re-quired by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the annuitant's death (or surviving annuitant's death in case of joint life annuity) will be paid to your beneficiary as payouts become due.

Variable annuity payouts
Variable annuity payouts will be determined using:

1. The contract value on the annuity commencement date, less any surrender charges on purchase payments made within twelve months of annuitization and any applicable premium taxes;

2. The annuity tables contained in the contract;

3. The annuity option selected; and

4. The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of annuity units equal to the first periodic payout divided by the annuity unit value; and

3. Calculate the value of the annuity units each period thereafter.

Annuity payouts assume an investment return of 3%, 4%, 5% or 6% per year, as applied to the applicable mortality table. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to in-crease, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

Fixed side of the contract

Purchase payments allocated to the fixed side of the contract become part of Lincoln Life's general account, and do not participate in the investment expe-rience of the VAA. The general account is subject to regulation and supervi-sion by the Indiana Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, Lincoln Life has not registered interests in the general account as a security under the Securities Act of 1933 and has not registered the general account as an investment com-pany under the 1940 Act. Accordingly, neither the general account nor any in-terests in it are regulated under the 1933 Act or the 1940 Act. Lincoln Life has been advised that the staff of the SEC has not made a review of the dis-closures which are included in this Prospectus which relate to our general ac-count and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This Pro-spectus is generally intended to serve as a disclosure document only for as-pects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regard-ing the fixed side of the contract are in the contract.

We guarantee an interest rate of not less than 3.0% per year on amounts held in a fixed account. Any amount withdrawn from or transferred out of a fixed account prior to the expiration of the guaranteed period is subject to a mar-ket value adjustment (see Market value adjustment below) and other charges. The MVA will NOT reduce the amount available for a surrender, withdrawal or transfer to an amount less than the initial amount allocated or transferred to a fixed account plus interest of 3.0% per year, and account fees, if any.

ANY INTEREST IN EXCESS OF 3.0% WILL BE DECLARED IN ADVANCE AT LINCOLN LIFE'S SOLE DISCRETION, CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 3.0% WILL BE DECLARED.

Guaranteed periods

The portion of the fixed account which accepts allocations for a guaranteed period at a guaranteed interest rate is called a fixed subaccount. There is a fixed subaccount for each particular guaranteed period and dollar cost averag-ing holding account.

The owner may allocate purchase payments to one or more fixed subaccounts with guaranteed periods of 1, 3, 5, 7, or 10 years. Lincoln Life may offer a fixed subaccount for a period of less than one year for the purpose of dollar cost averaging. Each purchase payment and corresponding bonus credits allocated to a fixed subaccount will start its own guaranteed period and will earn a guar-anteed interest rate. The duration of the guaranteed period affects the guar-anteed interest rate of the fixed subaccount. A fixed subaccount guarantee pe-riod ends on the date after the number of calendar years in the fixed subaccount's guaranteed period. Interest will be credited daily at a guaran-teed rate that is equal to the effective annual rate determined on the first day of the fixed subaccount guaranteed period. Amounts surrendered, trans-ferred or withdrawn from a fixed subaccount prior to the end of the guaranteed period will be subject to the MVA. Each guaranteed period purchase payment and corresponding bonus credits will be treated separately for purposes of deter-mining any applicable MVA. Any amount withdrawn from a fixed subaccount may be subject to any applicable surrender charges, account fees and premium taxes.

Lincoln Life will notify the contractowner in writing at least 60 days prior to the expiration date for any guaranteed period amount. A new fixed subaccount guaranteed period of the same duration as the previous fixed subaccount guaranteed period will begin automatically at the end of the previ-ous guaranteed period, unless Lincoln Life receives, prior to the end of a guaranteed period, a written election by the contractowner. The written elec-tion may request the transfer of the guaranteed period amount to a different fixed subaccount or to a variable subaccount from among those being offered by Lincoln Life. Transfers of any guaranteed period amount which become effective upon the date of expiration of the applicable guaranteed period are not sub-ject to the limitation of twelve transfers per contract year or the additional fixed account transfer restrictions.

Market value adjustment

Any surrender, withdrawal or transfer of a fixed subaccount guaranteed period amount before the end of the guaranteed period (other than dollar cost averag-ing transfers) will be subject to a MVA. A surrender, withdrawal or transfer effective upon the expiration date of the guaranteed period will not be sub-ject to an MVA. The MVA will be applied to the amount being surrendered, with-drawn or transferred. The MVA will be applied after the deduction of any ap-plicable account fees and before any applicable transfer charges. In general, the MVA reflects the relationship between the yield rate in effect at the time a purchase payment is allocated to a fixed subaccount's guaranteed period un-der the contract and the yield rate in effect at the time of the purchase pay-ment's surrender, withdrawal or transfer. It also reflects the time remaining in the fixed subaccount's guaranteed period. If the yield rate at the time of the surrender, withdrawal or transfer is lower than the yield rate at the time the purchase payment was allocated, then the application of the MVA will gen-erally result in a higher payment at the time of the surrender, withdrawal or transfer. Similarly, if the yield rate at the time of surrender, withdrawal or transfer is higher than the yield rate at the time of the allocation of the purchase payment, then the application of the MVA will generally result in a lower payment at the time of the surrender, withdrawal or transfer. The yield rate is published by the Federal Reserve Board.

The MVA is calculated by multiplying the transaction amount by:

                                    (1+A)n
                                     ----   -1
                                    (1+B)n

where:

A = yield rate for a security with time to maturity equal to the subaccount's guaranteed period, determined at the beginning of the guaranteed period.

B = yield rate for a security with time to maturity equal to the subaccount's guaranteed period, determined at the time of surrender or transfer, plus a 0.50% adjustment (unless otherwise limited by applicable state law). If yield rates "A" and "B" are within .25% of each other when the yield rate is deter-mined, no such percentage adjustment to "B" will be made, unless required by state law. This adjustment builds into the formula a factor representing di-rect and indirect costs to Lincoln Life associated with liquidating general account assets in order to satisfy surrender requests. This adjustment of 0.50% has been added to the denominator of the formula because it is antici-pated that a substantial portion of applicable general account portfolio as-sets will be in relatively illiquid securities. Thus, in addition to direct transaction costs, if such securities must be sold (e.g., because of surren-ders), the market price may be lower. Accordingly, even if interest rates de-cline, there will not be a positive adjustment until this factor is overcome, and then any adjustment will be lower than otherwise, to compensate for this factor. Similarly, if interest rates rise, any negative adjustment will be greater than otherwise, to compensate for this factor. If interest rates stay the same, there will be no MVA.

N = The number of years remaining in the guaranteed period (e.g., 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years)

Straight-Line interpolation is used for periods to maturity not quoted.

See the SAI for examples of the application of the MVA.

Federal tax matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes un-certain. The Federal income tax rules may vary with your particular circum-stances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences, or state or local tax consequences, associated with the contract. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

Taxation of nonqualified annuities
This part of the discussion describes some of the Federal income tax rules ap-plicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan receiving special tax treatment under the tax code, such as an IRA or a section 403(b) plan.

Tax deferral on earnings
The Federal income tax law generally does not tax any increase in your con-tract value until you receive a contract distribution. However, for this gen-eral rule to apply, certain requirements must be satisfied:

 . An individual must own the contract (or the tax law must treat the contract as owned by the individual).

 . The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.

 . Your right to choose particular investments for a contract must be limited.

 . The annuity commencement date must not occur near the end of the annuitant's life expectancy.

Contracts not owned by the individual

If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax pur-poses. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earn-ings, bonus credits, and persistency credits are contracts issued to a corpo-ration or a trust. Exceptions to this rule exist. For example, the tax code treats a contract as owned by an individual if the named owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees.

Investments in the VAA must be diversified
For a contact to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations de-fine standards for determining whether the investments of the VAA are ade-quately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the un-derlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."

Restrictions

Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract value among subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, bonus credits, persistency credits and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.

Age at which annuity payouts begin

Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's purchase payments, bonus credits, persistency credits and earnings. If annuity payouts under the contract begin or are scheduled to begin on a date past the annuitant's 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Federal income tax purposes. In that event, you would be currently taxed on the excess of the contract value over the purchase payments of the contract.

Tax treatment of payments
We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax pur-poses and that the tax law will not tax any increase in your contract value until there is a distribution from your contract.

Taxation of withdrawals and surrenders

You will pay tax on withdrawals to the extent your contract value exceeds your purchase payments in the contract. This income (and all other income from your contract) is considered ordinary income. A higher rate of tax is paid on ordi-nary income than on capital gains. You will pay tax on a surrender to the ex-tent the amount you receive exceeds your purchase payments. In certain circum-
stances, your purchase payments are re     -
duced by amounts received from your contract that were not included in income.

Taxation of annuity payouts
The tax code imposes tax on a portion of each annuity payout (at ordinary in-come tax rates) and treats a portion as a nontaxable return of your purchase payments in the contract. We will notify you annually of the taxable amount of your annuity payout. Once you have recovered the total amount of the purchase payment in the contract, you will pay tax on the full amount of your annuity payouts. If annuity payouts end because of the annuitant's death and before the total amount of the purchase payments in the contract has been received, the amount not received generally will be deductible.

Taxation of death benefits
We may distribute amounts from your contract because of the death of a contractowner or an annuitant. The tax treatment of these amounts depends on whether you or the annuitant dies before or after the annuity commencement date.

 . Death prior to the annuity commencement date--

 . If the beneficiary receives death benefits under an annuity payout option, they are taxed in the same manner as annuity payouts.

 . If the beneficiary does not receive death benefits under an annuity payout option, they are taxed in the same manner as withdrawal.

 . Death after the annuity commencement date--

 . If death benefits are received in accordance with the existing annuity payout option, they are excludible from income if they do not exceed the purchase payments not yet distributed from the contract. All annuity payouts in excess of the purchase payments not previously received are includible in income.

 . If death benefits are received in a lump sum, the tax law imposes tax on the amount of death benefits which exceeds the amount of purchase payments not previously received.

Penalty taxes payable on withdrawals, surrenders, or annuity payouts
The tax code may impose a 10% penalty tax on any distribution from your con-tract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdraw-als, surrenders or annuity payouts that:

 . you receive on or after you reach age 59 1/2,

 . you receive because you became disabled (as defined in the tax law),

 . a beneficiary receives on or after your death, or

 . you receive as a series of substantially equal periodic payments for your life (or life expectancy).

Special rules if you own more than one annuity contract
In certain circumstances, you must combine some or all of the nonqualified an-nuity contracts you own in order to determine the amount of an annuity payout, a surrender or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insur-ance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one con-tract could affect the amount of a surrender, withdrawal or an annuity payout that you must include in income and the amount that might be subject to the penalty tax described above.

Loans and assignments
Except for certain qualified contracts, the tax code treats any amount received as a loan under a contract, and any assignment or pledge (or agreement to as-sign or pledge) any portion of your contract value, as a withdrawal of such amount or portion.

Gifting a contract
If you transfer ownership of your contract to a person other than your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your contract value to the extent it exceeds your purchase payments not previously received. The new owner's pur-chase payments in the contract would then be increased to reflect the amount included in income.

Charges for a contract's death benefit
Your contract may provide an additional death benefit for which you pay an an-nual charge, computed daily. It is possible that the tax law may treat all or a portion of the additional charge as a contract withdrawal.

Loss of interest deduction
After June 8, 1997, if a contract is issued to a taxpayer that is not an indi-vidual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses. This disallowance does not apply if you pay tax on the annual increase in the contract value. Entities that are considering purchasing a contract, or enti-ties that will benefit from someone else's ownership of a contract, should con-sult a tax advisor.

Qualified retirement plans
We also designed the contracts for use in connection with certain types of re-tirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "quali-fied contracts." We issue contracts for use with different types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this Prospectus does not at-tempt to provide more than general information about use of the contract with various types of qualified plans. Persons planning to use the contract in con-nection with a qualified plan should obtain advice from a competent tax advi-sor.

Types of qualified contracts and terms of contracts
Currently, we may issue contracts in connection with the following types of qualified plans:

 . Individual Retirement Accounts and Annuities ("Traditional IRAs")

 . Roth IRAs

 . Simplified Employee Pensions ("SEPs")

 . Savings Incentive Matched Plan for Employees ("SIMPLE 401(k) plans")

 . Public school system and tax-exempt organization annuity plans ("403(b) plans")

 . Qualified corporate employee pension and profit sharing plans ("401(a) plans") and qualified annuity plans ("403(a) plans")

 . Self-employed individual plans ("H.R. 10 plans" or "Keogh Plans")

 . Deferred compensation plans of state and local governments and tax-exempt organizations ("457 plans").

We will amend contracts to be used with a qualified plan as generally neces-sary to conform to tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we con-sent.

Tax treatment of qualified contracts
The Federal income tax rules applicable to qualified plans and qualified con-tracts vary with the type of plan and contract. For example,

 . Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase pay-ments. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensa-tion.
 . Under Traditional IRAs, the annuitant must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 70 1/2. However, these "minimum distribution rules" do not apply to a Roth IRA.

Tax treatment of payments
Federal income tax rules generally include distributions from a qualified con-tract in the recipient's income as ordinary income. These taxable distribu-tions will include purchase payments that were deductible or excludible from income. Thus, under many qualified contracts the total amount received is in-cluded in income since a deduction or exclusion from income was taken for pur-chase payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a min-imum required distribution exceeds the actual distribution from the qualified plan.

Federal penalty taxes payable on distributions
The tax code may impose a 10% penalty tax on the amount received from the qualified contract that must be included in income. The tax code does not im-pose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender or annuity payout:

 . received on or after the annuitant reaches age 59 1/2, . received on or after the annuitant's death or because of the annuitant's disability (as defined in the tax law),
 . received as a series of substantially equal periodic payments for the annuitant's life (or life expectancy), or . received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally ap-ply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

Transfers and direct rollovers
In many circumstances, money may be moved between qualified contracts and qualified plans by means of a rollover or transfer. Special rules apply to such rollovers and transfers. If the applicable rules are not followed, you may suffer adverse Federal income tax consequences, including paying taxes which might not otherwise have had to be paid. A qualified advisor should al-ways be consulted before you move or attempt to move funds between any quali-fied plan or contract and another qualified plan or contract.

The direct rollover rules apply to certain payments (called "eligible rollover distributions") from section 401(a) plans, section 403(a) or (b) plans, H.R. 10 plans and contracts used in connection with these types of plans. (The di-rect rollover rules do not apply to distributions from IRAs or section 457 plans.) The direct rollover rules require that we withhold Federal income tax equal to 20% of the eligible rollover distribution from the distribution amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts. Before we send a rollover distribution, we will provide the recipient with a notice explaining these re-quirements and how the 20% withholding can be avoided by electing a direct rollover.

Death benefit and IRAs
Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the EGMDB or the 5% Step-Up death benefit from being provided under the contracts when we issue the con-tract as Traditional IRAs or Roth IRAs. However, the law is unclear and it is possible that the presence of these death benefits under a contract issued as a Traditional IRA or Roth IRA could result in increased taxes to you.

Federal income tax withholding
We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender or annuity payout is requested, we will give the recipient an explanation of the withholding requirements.

Tax status of Lincoln Life
Under existing Federal income tax laws, Lincoln Life does not pay tax on in-vestment income and realized capital gains of the VAA. Lincoln Life does not expect that it will incur any Federal income tax liability on the income and gains earned by the VAA. We, therefore, do not impose a charge for Federal in-come taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

Changes in law
The above discussion is based on the tax code, IRS regulations and interpreta-tions existing on the date of this Prospectus. However, Congress, The IRS and the courts may modify these authorities, sometimes retroactively.

Voting rights

As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the in-structions of contractowners who have interests in any subaccounts which in-vest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a re-sult we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by ap-plying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

Fund shares of a class held in a subaccount for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that subaccount. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting inter-est in a subaccount will receive proxy voting material, reports and other ma-terials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln Life may vote fund shares. See Investments of the variable annuity account--Fund shares.

Distribution of the contracts

Lincoln Life is the distributor and principal underwriter of the contracts. Under an agreement with Lincoln Life, Delaware Distributors, L.P. ("DDLP") will act as wholesaler and will assist Lincoln Life in forming the selling group. DDLP will also perform certain enumerated marketing and ancillary func-tions in support of the selling group. The contracts will be sold by our prop-erly licensed registered representatives of independent broker-dealers which in turn have selling agreements with Lincoln Life and have been licensed by state insurance departments to represent us. Included among these broker-deal-ers is Lincoln Financial Advisors (LFA). LFA is affiliated with us and in ad-dition to selling our contracts, may also act as a principal underwriter for certain other contracts issued by us. Lincoln Life will offer the contracts in all states it is licensed to do business.

Return privilege

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the home office at P.O. Box 7866, 1300 South Clinton Street, Fort Wayne, Indiana, 46801. A contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the contract value as of the valuation date on which we receive the cancellation request, plus any premium taxes plus mortality and expense risk charges and administrative charges proportionately attributable to the bonus credits, less any bonus credits paid into the con-tract by us. In addition, if the contract value on the date of cancellation is less than the sum of purchase payments minus withdrawals, we will also return both the investment loss and fund management fees, each in an amount that is proportionately attribut-able to the bonus credits. No market value adjustment will apply. A purchaser who participates in the VAA is subject to the risk of a market loss during the free-look period.

For contracts written in those states whose laws require that we assume this market risk during the free-look period, a contract may be canceled, subject to the conditions explained before, except that we will return only the pur-chase payment(s).

State regulation

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana Commissioner of Insurance.

Our books and accounts are subject to review and examination by the Indiana Insurance Department at all times. A full examination of our operations is conducted by that Department at least every five years.

Records and reports

As presently required by the 1940 Act and applicable regulations, we are re-sponsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with the Delaware Management Company, 2005 Mar-ket Street, Philadelphia, PA 19203, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the home office, at least semiannually after the first contract year, reports containing infor-mation required by that Act or any other applicable law or regulation.

Other information

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further informa-tion about the VAA, Lincoln Life and the contracts offered. Statements in this Prospectus about the content of contracts and other legal instruments are sum-maries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.

We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our ad-vertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

Legal proceedings

Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of those proceedings are rou-tine and in the ordinary course of business. In some instances they include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will not have a material ad-verse effect on the financial position of Lincoln Life.

With the recent filing of a lawsuit alleging fraud in the sale of interest-sensitive universal and whole life policies, Lincoln Life now has three such actions pending. As of the date of this Prospectus, the courts have not certi-fied a class in any of the suits. In each of these lawsuits, plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class. Although the relief sought in these cases is substantial, the cases are in the discovery stages of litigation, and it is premature to make assessments about potential loss, if any. Management is defending these suits vigorously. The amount of liability, if any, which may ultimately arise as a result of these lawsuits cannot be reasonably estimated at this time. In a fourth law-suit a settlement has been preliminarily approved by the court, and a class has been conditionally certified for settlement purposes. Two similar lawsuits were previously resolved and dismissed.

Statement of additional information table of contents for Separate Account N

Item
----------------------------------------------------
General information and history of Lincoln Life  B-2
----------------------------------------------------
Special terms                                    B-2
----------------------------------------------------
Services                                         B-2
----------------------------------------------------
Principal underwriter                            B-2
----------------------------------------------------
Purchase of securities being offered             B-2

Item
---------------------------------------
Calculation of investment results   B-2
---------------------------------------
Annuity payouts                     B-8
---------------------------------------
Advertising and sales literature    B-9
---------------------------------------
Financial statements               B-11

For a free copy of the SAI please see page one of this booklet.

                        The Lincoln National Life Insurance Company
                        Attn: ChoicePlus Customer Service
                        P. O. Box 7866
                        Fort Wayne, IN 46801
7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7
                                     PLACE
                                     STAMP
                                      HERE
                                POSTAL SERVICES
                                    WILL NOT
                                    DELIVER
                                 UNLESS STAMPED

7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7
                STATEMENT OF ADDITIONAL INFORMATION REQUEST CARD

                         Lincoln ChoicePlus Bonus
                    Lincoln Life Variable Annuity Account N

  Please send me a copy of the current Statement of Additional Information for Lincoln Life Variable Annuity Account N (ChoicePlus Bonus).

                                (Please Print)

  Name _______________________________ Social Security No.  _______________

  Address __________________________________________________________________

  City _________________________________________________________ State  Zip

  Mail to Lincoln National Life Insurance Company, P.O. Box 7866, Fort Wayne, Indiana 46801

Lincoln ChoicePlus Bonus

Lincoln Life Variable Annuity Account N (Registrant)

The Lincoln National Life Insurance Company (Depositor)

Statement of Additional Information (SAI)

This Statement of Additional Information should be read in conjunction with the Lincoln ChoicePlus Bonus Prospectus of Lincoln Life Variable Annuity Account N
dated                     . You may obtain a copy of the Lincoln ChoicePlus
Bonus Prospectus on request and without charge. Please write Lincoln ChoicePlus Customer Service, The Lincoln National Life Insurance Company, P.O. Box 7866, Fort Wayne, Indiana 46801 or call 1-888-868-2583.

Table of Contents

Item                                  Page
------------------------------------------
General information and history
of Lincoln Life                       B-2
------------------------------------------
Special terms                         B-2
------------------------------------------
Services                              B-2
------------------------------------------
Principal underwriter                 B-2
------------------------------------------
Purchase of securities being offered  B-2
------------------------------------------

Item                               Page

Calculation of investment results   B-2

Annuity payouts                     B-8

Advertising and sales literature    B-9

Financial statements               B-11





This SAI is not a Prospectus.

The date of this SAI is            .

General information and

history of The
Lincoln National Life
Insurance Company (Lincoln Life)

The Lincoln National Life Insurance Company (Lincoln Life), organized in 1905, is an Indiana stock insurance corporation, engaged primarily in the direct in-surance of life and health insurance contracts and annuities, and is also a professional reinsurer. Lincoln Life is wholly owned by Lincoln National Cor-poration (LNC), a publicly held insurance and financial services holding com-pany domiciled in Indiana.

Special terms

The special terms used in this SAI are the ones defined in the Prospectus. In connection with the term, valuation date, the New York Stock Exchange is cur-rently closed on weekends and on these holidays: New Year's Day, Martin Luther King's Birthday, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays oc-curs on a weekend day, the Exchange may also be closed on the business day oc-curring just before or just after the holiday.

Services

Independent auditors

The financial statements of the VAA and the statutory-basis financial state-ments of Lincoln Life appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports also appearing elsewhere in this document and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been in-cluded in this document in reliance on their reports given on their authority as experts in accounting and auditing.

Keeper of records
All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by Lincoln Life or by third parties re-sponsible to Lincoln Life. We have entered into an agreement with the Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide ac-counting services to the VAA. No separate charge against the assets of the VAA is made by Lincoln Life for this service.

Principal underwriter

Lincoln Life is the principal underwriter for the contracts, which are offered continuously. Delaware Distributors, L.P. will perform certain marketing and other ancillary functions as described in the Prospectus.

Purchase of securities being offered

The variable annuity contracts are offered to the public through licensed in-surance agents who specialize in selling Lincoln Life products; through inde-pendent insurance brokers; and through certain securities brokers/dealers se-lected by Lincoln Life whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the Prospec-tus under the section Charges and other deductions, the account fee and/or the surrender charge may be reduced or waived.

Both before and after the annuity commencement date, there are exchange privi-leges between subaccounts, and from the VAA to the general account subject to restrictions set out in the Prospectus. See The contracts, in the Prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.

Calculation of investment results

The seven-day yield is determined by calculating the change in unit value for the base period (the 7-day period ended December 31, 1999); then dividing this figure by the account value at the beginning of the period; then annualizing this result by the factor of 365/7. This yield includes all deductions charged to the contractowner's account, and excludes any realized gains and losses from the sale of securities.

Standard investment results:

Standard performance is based on a formula to calculate performance that is prescribed by the SEC. Under rules issued by the SEC, standard performance must be included in any marketing material that discusses the performance of the VAA and the subaccounts. This information represents past performance and does not indicate or represent future performance.

Average annual return for each period is determined by finding the average an-nual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

                                P(1 + T)n = ERV

         Where: P  = a hypothetical initial purchase payment of $1,000
           T = average annual total return for the period in question N = number of years

    ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 5-year, or 10-year period in question (or fractional period thereof)

The formula assumes that: (1) all recurring fees have been charged to the contractowner accounts; and (2) there will be a complete redemption upon the anniversary of the 1-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we will report standard performance back to the first date that the fund became available in the VAA. Because standard performance reporting periods of less than one year could be misleading, we may report "N/A's" for standard performance until one year after the option became available in the separate account.

Standard Performance Data:

Period Ending December 31, 1999

                                                                                  Since
                                                            1-Year     5-Years    Inception
                                                 Subaccount With       With       With
                                                 Commenced  5% Step Up 5% Step Up 5% Step Up
--------------------------------------------------------------------------------------------
AFIS Global Small Cap                              2/22/00       N/A      N/A          N/A
AFIS Growth                                        2/22/00       N/A      N/A          N/A
AFIS Growth-Income                                 2/22/00       N/A      N/A          N/A
AFIS International                                 2/22/00       N/A      N/A          N/A
AIM V.I. Cap Appreciation                          2/22/00       N/A      N/A          N/A
AIM V.I. Growth Fund                              11/20/98     24.32%     N/A        34.77%
AIM V.I. International Equity Fund                11/20/98     43.77      N/A        42.57
AIM V.I. Value Equity Fund                        11/20/98     19.04      N/A        27.65
Alliance Growth                                    2/22/00       N/A      N/A          N/A
Alliance Growth & Income                           2/22/00       N/A      N/A          N/A
Alliance Premier Growth                            2/22/00       N/A      N/A          N/A
Alliance Technology                                2/22/00       N/A      N/A          N/A
Delaware Emerging Markets Series                  11/20/98     36.94      N/A        23.47
Delaware Growth and Income Series                 11/20/98    -13.42      N/A       -12.10
Delaware High Yield Series                        11/20/98    -12.96      N/A       -12.17
Delaware REIT Series                              11/20/98    -12.98      N/A       -10.84
Delaware Select Growth                             2/22/00       N/A      N/A          N/A
Delaware Small Cap Value Series                   11/20/98    -15.19      N/A        -9.72
Delaware Social Awareness Series                  11/20/98      2.26      N/A         8.56
Delaware Trend Series                             11/20/98     58.69      N/A        64.17
Deutsche VIT Equity 500 Index Fund                11/20/98      9.84      N/A        12.57
Fidelity VIP Equity-Income Portfolio              11/20/98     -4.35      N/A        -3.05
Fidelity VIP Growth Portfolio                     11/20/98     26.05      N/A        30.43
Fidelity VIP Overseas Portfolio                   11/20/98     31.22      N/A        29.13
Fidelity VIP III Growth Opportunities Portfolio   11/20/98     -6.39      N/A        -2.25
Franklin Mutual Shares                             2/24/00       N/A      N/A          N/A
Franklin Small Cap                                 2/25/00       N/A      N/A          N/A
Lincoln National Bond Fund                        11/20/98    -13.47      N/A       -11.49
Lincoln National Money Market Fund                11/20/98     -5.61      N/A        -4.81
MFS(R) Emerging Growth Series                     11/20/98     64.46      N/A        75.28
MFS(R) Research Series                            11/20/98     12.91      N/A        17.91
MFS(R) Total Return Series                        11/20/98     -7.45      N/A        -5.57
MFS(R) Utilities Series                           11/20/98     19.73      N/A        20.43
Newport Tiger Fund, Variable Series               11/20/98     56.55      N/A        48.91
Templeton Growth                                   2/22/00       N/A      N/A          N/A
Templeton International                            2/23/00       N/A      N/A          N/A

The performance figures shown reflect the cost of the 5% Step-Up death benefit. If contractowners had chosen to eliminate the 5% Step-Up death benefit, their returns would have been higher.

Non-standard investment results:

The VAA may report its results over various periods -- daily, monthly, three-month, six-month, year-to-date, yearly (fiscal year), three, five, ten years or more and lifetime -- and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and reports. Performance information for the periods prior to the date that a fund became available in the VAA will be calculated based on (1) the performance of the fund adjusted for contract charges (ie: mortality and expense risk fees, any applicable administrative charges, and the management and other expenses of the fund) and (2) the assumption that the subaccounts were in existence for the same periods as indicated for the fund. It may or may not reflect charges for any options (ie: 5% Step-Up) that were in effect during the time periods shown. This performance is referred to as non-standardized performance data. Such results may be computed on a cumulative and/or annualized basis. We may also report performance assuming that you deposited $10,000 into a subaccount at inception of the underlying fund or 10 years ago (whichever is less). This non-standard performance may be shown as a graph illustrating how that deposit would have increased or decreased in value over time based on the performance of the underlying fund adjusted for contract charges. This information repre-sents past performance and does not indicate or represent future performance. The investment return and value of a contract will fluctuate so that contractowner's investment may be worth more or less than the original invest-ment. Cumulative quotations are arrived at by calculating the change in accu-mulation unit value between the first and last day of the base period being measured, and expressing the difference as a percentage of the unit value at the beginning of the base period. Annualized quotations are arrived at by ap-plying a formula which reflects the level rate of return, which if earned over the entire base period, would produce the cumulative return.

Non-Standard Performance Data (adjusted for contract expense charges):
Period Ending December 31, 1999

                                                 YTD        1-year     3-year     5-year     10-year
                                                 With       With       With       With       With
                                                 5% Step-Up 5% Step-Up 5% Step-Up 5% Step-Up 5% Step-Up Lifetime
----------------------------------------------------------------------------------------------------------------
AFIS Global Small Cap                              88.05%     88.05%       N/A        N/A        N/A     46.85%
AFIS Growth                                        54.54      54.54      37.85%     30.63%     18.98%    17.58
AFIS Growth-Income                                  9.27       9.27      16.08      18.88      12.39     13.57
AFIS International                                 72.92      72.92      30.00      22.84        N/A     14.46
AIM V.I. Cap Appreciation                          42.13      42.13      22.95      23.44        N/A     20.22
AIM V.I. Growth Fund                               32.86      32.86      29.72      27.38        N/A     20.77
AIM V.I. International Equity Fund                 52.32      52.32      22.01      19.80        N/A     16.74
AIM V.I. Value Equity Fund                         27.58      27.58      26.35      25.00        N/A     20.91
Alliance Growth                                    31.80      31.80      28.45      28.75        N/A     28.05
Alliance Growth & Income                            9.17       9.17      17.76      21.46        N/A     13.18
Alliance Premier Growth                            29.69      29.69      35.14      33.33        N/A     23.82
Alliance Technology                                72.35      72.35      42.40        N/A        N/A     33.24
Delaware Emerging Markets Series                   45.49      45.49        N/A        N/A        N/A     -6.11
Delaware Growth and Income Series                  -4.88      -4.88      10.14      16.21       9.87      9.65
Delaware High Yield Series                         -4.42      -4.42       0.83       5.15       6.71      6.32
Delaware REIT Series                               -4.44      -4.44        N/A        N/A        N/A     -8.73
Delaware Select Growth                               N/A        N/A        N/A        N/A        N/A     41.11
Delaware Small Cap Value Series                    -6.65      -6.65       4.38      10.69        N/A      8.98
Delaware Social Awareness Series                   10.80      10.80        N/A        N/A        N/A     19.01
Delaware Trend Series                              67.25      67.25      31.38      27.56        N/A     22.36
Deutsche VIT Equity 500 Index Fund                 18.38      18.38        N/A        N/A        N/A     20.42
Fidelity VIP Equity-Income Portfolio                4.19       4.19      12.70      16.25      12.21     11.51
Fidelity VIP Growth Portfolio                      34.60      34.60      30.60      27.14      17.54     16.39
Fidelity VIP Overseas Portfolio                    39.76      39.76      19.08      15.04       9.22      8.70
Fidelity VIP III Growth Opportunities Portfolio     2.16       2.16      16.69        N/A        N/A     19.12
Franklin Mutual Shares                             11.67      11.67       8.23        N/A        N/A      8.86
Franklin Small Cap                                 92.95      92.95      27.40        N/A        N/A     26.58
Lincoln National Bond Fund                         -4.93      -4.93       3.19       5.28       5.59      8.30
Lincoln National Money Market Fund                  2.93       2.93       3.17       3.30       3.11      4.69
MFS Emerging Growth                                73.01      73.01      39.63        N/A        N/A     33.75
MFS Research                                       21.46      21.46      20.14        N/A        N/A     20.46
MFS Total Return                                    1.09       1.09       9.82        N/A        N/A     13.18
MFS Utilities                                      28.28      28.28      24.24        N/A        N/A     24.01
Newport Tiger Fund                                 65.10      65.10       0.87        N/A        N/A      5.44
Templeton Growth                                   18.85      18.85      12.21      13.23        N/A     11.62
Templeton International                            21.13      21.13      13.29      14.85        N/A     13.11

The performance figures shown reflect the cost of the 5% Step-Up death benefit. If contractowners had chosen to eliminate the 5% Step-Up death benefit, their returns would have been higher.

Market Value Adjustment

The following example illustrates the
detailed calculations for a $50,000
deposit plus a 3% bonus credit into
the fixed account with a guaranteed
rate of 4.5% for a duration of five
years. The intent of the example is
to show the effect of the "MVA" and
the 3% minimum guarantee under vari-
ous interest rates on the calculation
of the cash surrender (withdrawal)
values. Any charges for optional
death benefit risks are not taken
into account in the example. The ef-
fect of the MVA is reflected in the
yield rate factor in column (2) and
the minimum 3% guarantee is shown un-
der column (4) under the "Surrender
Value Calculation". The "Market Value
Adjustment Tables" and "Minimum Value
Calculation" contain the explicit
calculation of the yield factors and
the 3% minimum guarantee respective-
ly. The "Annuity Value Calculation"
and "Minimum Value" calculations as-
sume the imposition of the annual $35
account fee, but that fee is waived
if the annuity account value at the
end of a contract year is $100,000 or
more. The results would be slightly
different in the states where the an-
nual fee is less than $35.

                     SAMPLE CALCULATIONS FOR MALE 35 ISSUE

      Single Premium............................... $50,000
      Premium Taxes................................ None
      Withdrawals.................................. None
      Guaranteed Period............................ 5 years
      Guaranteed Interest Rate..................... 4.50%
      Annuity Date................................. Age 70
      Yield Rate A................................. 5.00%
      Yield Rate B................................. 6.00% End of contract year 1
                                                    5.50% End of contract year 2
                                                    5.00% End of contract year 3
                                                    4.00% End of contract year 4
      Percentage Adjustment to Index Rate B........ 0.50%

                          SURRENDER VALUE CALCULATION

                                                                 (5)
                                       (2)      (3)              Greater
                               (1)     Yield    Adjusted (4)     of      (6)       (7)
                               Annuity Rate     Annuity  Minimum (3) &   Surrender Surrender
      Contract Year            Value   Factor   Value    Value   (4)     Charge    Value
      -------------            ------- -------- -------- ------- ------- --------- ---------
      1....................... $53,783 0.944841 $50,816  $53,010 $53,010  $4,250    $48,760
      2....................... $56,168 0.971964 $54,593  $54,565 $54,593  $4,250    $50,343
      3....................... $58,660 1.000000 $58,660  $56,167 $58,660  $4,000    $54,660
      4....................... $61,265 1.004785 $61,558  $57,817 $61,558  $3,500    $58,058
      5....................... $63,987    NA    $63,987  $59,517 $63,987  $3,000    $60,987

                           ANNUITY VALUE CALCULATION

      Contract Year
      -------------
      1.............................. $(50,000 + $1,500) X 1.045 - $35 = $53,783
      2..............................            $53,783 X 1.045 - $35 = $56,168
      3..............................            $56,168 X 1.045 - $35 = $58,660
      4..............................            $58,660 X 1.045 - $35 = $61,265
      5..............................            $61,265 X 1.045 - $35 = $63,987

                         SURRENDER CHARGE CALCULATION

      Contract Year                          SC factor Deposit     Surrender Chg
      -------------
      1.....................................    8.5% X $50,000   =    $4,250
      2.....................................    8.5% X $50,000   =    $4,250
      3.....................................    8.0% X $50,000   =    $4,000
      4.....................................    7.0% X $50,000   =    $3,500
      5.....................................    6.0% X $50,000   =    $3,000

                      YIELD RATE FACTOR CALCULATION

                                                              Adj-
                                                  Yield Yield Yield
      Contract Year                               A     B     B     N   Result
      -------------                               ----- ----- ----- --- --------
      1.......................................... 5.00% 6.00% 6.50%  4  0.944841
      2.......................................... 5.00% 5.50% 6.00%  3  0.971964
      3.......................................... 5.00% 5.00% 5.00%  2  1.000000
      4.......................................... 5.00% 4.00% 4.50%  1  1.004785
      5.......................................... 5.00%  N/A   N/A  N/A   N/A

                           MINIMUM VALUE CALCULATION

      Contract Year
      -------------
      1............................... ($50,000 + $1,500) X 1.03 - $35 = $53,010
      2...............................            $53,010 X 1.03 - $35 = $54,565
      3...............................            $54,565 X 1.03 - $35 = $56,167
      4...............................            $56,167 X 1.03 - $35 = $57,817
      5...............................            $57,817 X 1.03 - $35 = $59,517

Annuity payouts

Variable annuity payouts
Variable annuity payouts will be determined on the basis of: (1) the dollar value of the contract on the annuity commencement date less any applicable premium tax; (2) the annuity tables contained in the contract; (3) the type of annuity option selected; and (4) the investment results of the fund(s) select-ed. In order to determine the amount of variable annuity payouts, Lincoln Life makes the following calculation: first, it determines the dollar amount of the first payout; second, it credits the contract with a fixed number of annuity units based on the amount of the first payout; and third, it calculates the value of the annuity units each period thereafter. These steps are explained below.

The dollar amount of the first periodic variable annuity payout is determined by applying the total value of the accumulation units credited under the con-tract valued as of the annuity commencement date (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity pay-out will be paid 14 days after the annuity commencement date. This day of the month will become the day on which all future annuity payouts will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 3%, 4%, 5% or 6% per annum. The first annuity payout is determined by multi-plying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the annuitant at the annuity commencement date. The assumed interest rate is the measuring point for subsequent annuity payouts. If the actual net invest-ment rate (annualized) exceeds the assumed interest rate, the payout will in-crease at a rate equal to the amount of such excess. Conversely, if the actual rate is less than the assumed interest rate, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or increase more slowly.

Lincoln Life may use sex distinct annuity tables in contracts that are not as-sociated with employer sponsored plans and where not prohibited by law.

At an annuity commencement date, the contract is credited with annuity units for each subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first periodic payout by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund.

The amount of the second and subsequent periodic payouts is determined by mul-tiplying the contractowner's fixed number of annuity units in each subaccount by the appropriate annuity unit value for the valuation date ending 14 days prior to the date that payout is due.

The value of each subaccount's annuity unit will be set initially at $1.00. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immedi-ately preceding valuation date by the product of:

(a) The net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined, and

(b) A factor to neutralize the assumed investment return in the annuity table.

The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

Proof of age, sex and survival
Lincoln Life may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

Advertising and sales
literature

As set forth in the Prospectus, Lincoln Life may refer to the following orga-nizations (and others) in its marketing materials:

A.M. Best's Rating System is designed to evaluate the various factors affect-ing the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantita-tive and qualitative review of each company. A.M. Best also provides certain rankings, to which Lincoln Life intends to refer.

Duff & Phelps insurance company claims paying ability (CPA) service provides purchasers of insurance company policies and contracts with analytical and statistical information on the solvency and liquidity of major U.S. licensed insurance companies, both mutual and stock.

EAFE Index is prepared by Morgan Stanley Capital International (MSCI). It mea-sures performance of equity securities in Europe, Australia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international di-versification representing over 1,000 companies across 20 different countries.

Lipper Variable Insurance Products Performance Analysis Service is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, includ-ing reports on performance and portfolio analysis, fee and expense analysis.

Moody's insurance financial strength rating is an opinion of an insurance company's financial strength and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

Morningstar is an independent financial publisher offering comprehensive sta-tistical and analytical coverage of open-end and closed-end funds and variable annuities.

Standard & Poor's insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.

VARDS (Variable Annuity Research and Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable con-tracts.

Standard & Poor's 500 Index -- A broad-based measurement of U.S. stock-market performance based on the weighted average performance of 500 common stocks of leading company's and leading industries; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm.

NASDAQ-OTC Price Index -- this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value- weighted and was introduced with a base of 100.00 on February 5, 1971.

Dow Jones Industrial Average (DJIA) -- price-weighted average of 30 actively traded blue chip stocks, primarily industrials but currently including Ameri-can

Express Company and American Telephone and Telegraph Company. Prepared and published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

Russell 1000 Index--Measures the performance of the 1,000 largest companies in the Russell 3000 Index, which represents approximately 90% of the total market capitalization of the Russell 3000 that measures 3,000 of the largest U.S. companies.

Russell 2000 Index--Measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 10% of the total market capitalization of the Russell 3000 that measures 3,000 of the largest U.S. companies.

Lehman Brothers Aggregate Bond Index--Composed of securities from Lehman Brothers Government/Corpo-rate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Indexes are rebalanced monthly by mar-ket capitalization.

Lehman Brothers Government/Corporate Bond Index--This is a measurement of the movement of approximately 4,200 corporate, publicly traded, fixed-rate, non-convertible, domestic debt securities, as well as the domestic debt securities issued by the U.S. government or its agencies.

Lehman Brothers Government Intermediate Bond Index--Composed of all bonds cov-ered by the Lehman Brothers Government Bond Index (all publicly issued, non-convertible, domestic debt of the U.S. government or any agency thereof, qua-si-federal corporations, or corporate debt guaranteed by the U.S. government) with maturities between one and 9.99 years.

Merrill Lynch High Yield Master Index--This is an index of high yield debt se-curities. High yield securities are those below the top four quality rating categories and are considered more risky than investment grade. Issues must be rated by Standard & Poor's or by Moody's Investors Service as less than in-vestment grade (i.e., BBB or Baa) but not in default (i.e. DDD1 or less). Is-sues must be in the form of publicly placed nonconvertible, coupon-bearing U.S. domestic debt and must carry a term to maturity of at least one year.

Morgan Stanley Emerging Markets Free Index--A market capitalization weighted index composed of companies representative of the market structure of 22 Emerging Market countries in Europe, Latin America, and the Pacific Basin. This index excludes closed markets and those shares in otherwise free markets, which are not purchasable by foreigners.

Morgan Stanley World Capital International World Index--A market capitaliza-tion weighted index composed of companies representative of the market struc-ture of 22 Developed Market countries in North America, Europe and the Asia/Pacific Region.

Morgan Stanley Pacific Basin (Ex-Japan) Index--An arithmetic, market value-weighted average of the performance of securities listed on the stock ex-changes of the following Pacific Basin Countries: Australia, Hong Kong, Malay-sia, New Zealand and Singapore.

Nareit Equity Reit Index--All of the data is based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Ex-change, American Stock Exchange, and the NASDAQ National Market System. The data is market weighted.

Salomon Brothers World Government Bond (Non US) Index--A market capitalization weighted index consisting of government bond markets of the following 13 coun-tries: Australia, Austria, Belgium, Canada, Denmark, France, Germany, Italy, Japan, The Netherlands, Spain, Sweden, and The United Kingdom.

Salomon Brothers 90 Day Treasury-Bill Index--Equal dollar amounts of three-month Treasury bills are purchased at the beginning of each of three consecu-tive months. As each bill matures, all proceeds are rolled over or reinvested in a new three-month bill.

Standard and Poor's Index (S&P 400)--Consists of 400 domestic stocks chosen for market size, liquidity, and industry representations.

Standard and Poor's Utilities Index--The utility index is one of several in-dustry groups within the broader S&P 500. Utility stocks include electric, natural gas, and telephone companies included in the S&P 500.

In its advertisements and other sales literature for the VAA and the funds, Lincoln Life intends to illustrate the advantages of the contracts in a number of ways:

Compound Interest Illustrations. These will emphasize several advantages of the variable annuity contract. For example, but not by way of illustration, the literature may emphasize the potential tax savings through tax deferral; the potential advantage of the variable annuity account over the fixed ac-count; and the compounding effect when a client makes regular deposits to his or her contract.

Internet. An electronic communications network which may be used to provide information regarding Lincoln Life, performance of the subaccounts and adver-tisement literature.

Dollar-Cost Averaging. (DCA) -- You may systematically transfer on a monthly basis amounts from the DCA Fixed Account or certain variable subaccounts into the variable subaccounts or the fixed side of the contract. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum amount to be dollar cost averaged is $2,000 over any period between six and 60 months. Once elected, the program will remain in effect un-til the earlier of: (1) the annuity commencement date; (2) the value of the amount being DCA'd is depleted; or (3) you cancel the program by written re-quest or by telephone if we have your telephone authorization on file. If you have cancelled the DCA program prior to the end of the selected DCA period, any re-maining contract value in the DCA holding account within the fixed account, will automatically be transferred to the variable subaccounts selected by you. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

Automatic Withdrawal Service. (AWS) -- AWS provides an automatic, periodic withdrawal of contract value to you. You may elect to participate in AWS at the time of application or at any time before the annuity commencement date by sending a written request to our home office. The minimum contract value re-quired to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to our home office. If tele-phone authorization has been elected, certain changes may be made by tele-phone. Notwithstanding the requirements of the program, any withdrawal must be permitted by Section 401(a)(9) of the code for qualified plans or permitted under Section 72 for non-qualified contracts. We reserve the right to discon-tinue this service at any time.

Cross-Reinvestment Service. -- Under this option, account value in a desig-nated variable subaccount of the contract that exceeds a certain baseline amount is automatically transferred to another specific variable subaccount(s) of the contract at specific intervals. You may elect to participate in cross-reinvestment at the time of application or at any time before the annuity com-mencement date by sending a written request to our home office or by telephone if we have your telephone authorization on file. You designate the holding ac-count, the receiving account(s), and the baseline amount. Cross-reinvestment will continue until we receive authorization to terminate the program.

The minimum holding account value required to establish cross-reinvestment is $10,000. A transfer under this program is not considered a transfer for pur-poses of limiting the number of transfers that may be made. We reserve the right to discontinue this service at any time.

Portfolio Rebalancing. -- Portfolio rebalancing is an option which, if elected by the contractowner, restores to a pre-determined level the percentage of contract value allocated to each variable account subaccount. This pre-deter-mined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a written request to Lincoln Life or by telephone if we have your telephone authorization on file.

If portfolio rebalancing is elected, all purchase payments and corresponding bonus credits allocated to the variable account subaccounts must be subject to portfolio rebalancing.

Portfolio rebalancing may take place on either a monthly, quarterly, semi-an-nual or annual basis, as selected by the contractowner. Once the portfolio rebalancing option is activated, any variable account subaccount transfers ex-ecuted outside of the portfolio rebalancing option will terminate the portfo-lio rebalancing option. Any subsequent purchase payment or withdrawal that modifies the account balance within each variable account subaccount may also cause termination of the portfolio rebalancing option. Any such termination will be confirmed to the contractowner. The contractowner may terminate the portfolio rebalancing option or re-enroll at any time by writing Lincoln Life, or by calling, if we have your telephone authorization on file. The portfolio rebalancing program is not available following the annuity commencement date.


Lincoln Financial Group. Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. With headquarters in Philadelphia, Lincoln Financial Group has consolidated assets of over $103 billion and annual consolidated revenues of $6.8 billion. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) plans, life-health reinsurance, mutual funds, institutional investment management and financial planning and advisory services.

Lincoln Life's customers. Sales literature for the VAA and the funds may refer to the number of employers and the number of individual annuity clients which Lincoln Life serves. As of the date of this SAI, Lincoln Life was serving over 15,000 employers and more than 1.5 million individuals.

Lincoln Life's assets, size. Lincoln Life may discuss its general financial condition (see, for example, the reference to A.M. Best Company above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those com-panies, based upon recognized evaluation criteria (see reference to A.M. Best Company above). For example, at year-end 1999 Lincoln Life had statutory ad-mitted assets of over $79 billion.

Financial statements

Financial statements of the VAA and the statutory-basis financial statements of Lincoln Life appear on the following pages.

Lincoln Life Variable Annuity Account N

Statement of assets and liability

December 31, 1999


                                                    AIM V.I.
                                       AIM V.I.     International AIM V.I.
                                       Growth       Equity        Value
                         Combined      Subaccount   Subaccount    Subaccount
------------------------------------------------------------------------------
Assets
Investments at Market--
 Affiliated (Cost
 $82,346,295)            $ 84,769,470  $       --    $       --   $       --
Investments at Market--
 Unaffiliated (Cost
 $273,154,463)            307,782,922   24,440,659    10,773,504   44,211,097
                         ------------  -----------   -----------  -----------
Total Investments         392,552,392   24,440,659    10,773,504   44,211,097
Dividend Receivable            19,912          --            --           --
Total Assets              392,572,304   24,440,659    10,773,504   44,211,097
Liability--Payable to
 The Lincoln National
 Life Insurance Company        15,012          937           411        1,684
                         ------------  -----------   -----------  -----------
NET ASSETS               $392,557,292  $24,439,722   $10,773,093  $44,209,413
                         ============  ===========   ===========  ===========
Percent of net assets          100.00%        6.23%         2.74%       11.26%
                         ============  ===========   ===========  ===========
Net assets are
 represented by:
 . Units in accumulation
  period                                 1,642,369       685,744    3,157,111
-----------------------
 . Annuity reserve units                      7,233           --           --
-----------------------
 . Unit value                           $    14.816   $    15.710  $    14.003
-----------------------
 . Value in accumulation
  period                                24,332,560    10,773,093   44,209,413
-----------------------
 . Annuity reserves                         107,162           --           --
-----------------------                -----------   -----------  -----------
NET ASSETS                             $24,439,722   $10,773,093  $44,209,413
                                       ===========   ===========  ===========

See accompanying notes.

                           Liberty     Delaware                            Delaware    Delaware
 Bankers       Liberty     Colonial    Premium     Delaware    Delaware    Premium     Premium
 Trust Equity  Colonial    NewPort     Growth      Premium     Premium     Emerging    International
 500 Index     US Stock    Tiger       and Income  Delchester  Devon       Markets     Equity
 Subaccount    Subaccount  Subaccount  Subaccount  Subaccount  Subaccount  Subaccount  Subaccount
--------------------------------------------------------------------------------------------------------

 $       --    $      --   $      --   $7,717,650  $6,075,240  $8,911,265  $1,345,552   $3,630,230
  46,396,762    4,440,325   3,055,654         --          --          --          --           --
 -----------   ----------  ----------  ----------  ----------  ----------  ----------   ----------
  46,396,762    4,440,325   3,055,654   7,717,650   6,075,240   8,911,265   1,345,552    3,630,230
         --           --          --          --       19,912         --          --           --
  46,396,762    4,440,325   3,055,654   7,717,650   6,095,152   8,911,265   1,345,552    3,630,230

       1,775          171         117         297         233         346          51          143
 -----------   ----------  ----------  ----------  ----------  ----------  ----------   ----------
 $46,394,987   $4,440,154  $3,055,537  $7,717,353  $6,094,919  $8,910,919  $1,345,501   $3,630,087
 ===========   ==========  ==========  ==========  ==========  ==========  ==========   ==========
       11.82%        1.13%       0.78%       1.97%       1.55%       2.27%       0.34%        0.92%
 ===========   ==========  ==========  ==========  ==========  ==========  ==========   ==========

   3,760,973      388,245     185,849     800,420     636,545     974,029      99,293      313,631
      11,164          --          --        5,142         --        1,099         --           --
 $    12.299   $   11.436  $   16.441  $    9.580  $    9.575  $    9.138  $   13.551   $   11.574
  46,257,680    4,440,154   3,055,537   7,668,097   6,094,919   8,900,879   1,345,501    3,630,087
     137,307          --          --       49,256         --       10,040         --           --
 -----------   ----------  ----------  ----------  ----------  ----------  ----------   ----------
 $46,394,987   $4,440,154  $3,055,537  $7,717,353  $6,094,919  $8,910,919  $1,345,501   $3,630,087
 ===========   ==========  ==========  ==========  ==========  ==========  ==========   ==========

Lincoln Life Variable Annuity Account N

December 31, 1999

                                Delaware   Delaware    Delaware
                                Premium    Premium     Premium     Delaware
                                Real       Small Cap   Social      Premium
                                Estate     Value       Awareness   Trend
                                Subaccount Subaccount  Subaccount  Subaccount
-------------------------------------------------------------------------------
Assets
Investments at Market--
 Affiliated (Cost $82,346,295)   $710,962  $3,137,177  $7,254,574  $16,014,847
Investments at Market--
 Unaffiliated (Cost
 $273,154,463)                        --          --          --           --
                                 --------  ----------  ----------  -----------
Total Investments                 710,962   3,137,177   7,254,574   16,014,847
Dividend Receivable                   --          --          --           --
Total Assets                      710,962   3,137,177   7,254,574   16,014,847
Liability--Payable to The
 Lincoln National Life
 Insurance Company                     27         119         277          603
                                 --------  ----------  ----------  -----------
NET ASSETS                       $710,935  $3,137,058  $7,254,297  $16,014,244
                                 ========  ==========  ==========  ===========
Percent of net assets                0.18%       0.80%       1.85%        4.08%
                                 ========  ==========  ==========  ===========
Net assets are represented by:
 . Units in accumulation period     73,159     318,790     611,167      877,800
------------------------------
 . Annuity reserve units               --          --          --           --
------------------------------
 . Unit value                     $  9.718  $    9.841  $   11.870  $    18.244
------------------------------
 . Value in accumulation period    710,936   3,137,058   7,254,297   16,014,244
------------------------------
 . Annuity reserves                    --          --          --           --
------------------------------   --------  ----------  ----------  -----------
NET ASSETS                       $710,936  $3,137,058  $7,254,297  $16,014,244
                                 ========  ==========  ==========  ===========

See accompanying notes.

             Fidelity                              Fidelity                               Lincoln
             VIP          Fidelity     Fidelity    VIP III       Kemper      Kemper       National
 Dreyfus     Equity       VIP          VIP         Growth        Small Cap   Government   Money
 Small Cap   Income       Growth       Overseas    Opportunities Growth      Securities   Market
 Subaccount  Subaccount   Subaccount   Subaccount  Subaccount    Subaccount  Subaccount   Subaccount
----------------------------------------------------------------------------------------------------------

 $      --   $       --   $       --   $      --    $       --   $      --   $       --   $17,841,217
  3,850,015   15,591,893   38,112,319   8,924,980    18,902,615   5,918,750   12,138,816          --
 ----------  -----------  -----------  ----------   -----------  ----------  -----------  -----------
  3,850,015   15,591,893   38,112,319   8,924,980    18,902,615   5,918,750   12,138,816   17,841,217
        --           --           --          --            --          --           --           --
  3,850,015   15,591,893   38,112,319   8,924,980    18,902,615   5,918,750   12,138,816   17,841,217
        145          598        1,453         342           731         223          466          683
 ----------  -----------  -----------  ----------   -----------  ----------  -----------  -----------
 $3,849,870  $15,591,295  $38,110,866  $8,924,638   $18,901,884  $5,918,527  $12,138,350  $17,840,534
 ==========  ===========  ===========  ==========   ===========  ==========  ===========  ===========
       0.98%        3.97%        9.71%       2.27%         4.82%       1.51%        3.09%        4.54%
 ==========  ===========  ===========  ==========   ===========  ==========  ===========  ===========

    295,868    1,463,500    2,642,177     628,052     1,770,295     405,316    1,218,517    1,721,360
        --         9,081       11,862         --            --          --           --           --
 $   13.012  $    10.588  $    14.360  $   14.210   $    10.677  $   14.602  $     9.962  $    10.364
  3,849,870   15,495,149   37,940,538   8,924,638    18,901,884   5,918,527   12,138,350   17,840,534
        --        96,146      170,328         --            --          --           --           --
 ----------  -----------  -----------  ----------   -----------  ----------  -----------  -----------
 $3,849,870  $15,591,295  $38,110,866  $8,924,638   $18,901,884  $5,918,527  $12,138,350  $17,840,534
 ==========  ===========  ===========  ==========   ===========  ==========  ===========  ===========

Lincoln Life Variable Annuity Account N

December 31, 1999


                                   Lincoln      MFS
                                   National     Emerging     MFS total
                                   Bond         Growth       Return
                                   Subaccount   Subaccount   Subaccount
-----------------------------------------------------------------------------
Assets
Investments at Market--Affiliated
 (Cost $82,346,295)                $12,130,756  $       --   $       --
Investments at Market--
 Unaffiliated (Cost $273,154,463)          --    23,707,760   13,097,966
                                   -----------  -----------  -----------
Total Investments                   12,130,756   23,707,760   13,097,966
Dividend Receivable                        --           --           --
Total Assets                        12,130,756   23,707,760   13,097,966
Liability--Payable to The Lincoln
 National Life Insurance Company           466          894          506
                                   -----------  -----------  -----------
NET ASSETS                         $12,130,290  $23,706,866  $13,097,460
                                   ===========  ===========  ===========
Percent of net assets                     3.09%        6.04%        3.34%
                                   ===========  ===========  ===========
Net assets are represented by:
 . Units in accumulation period      1,259,559    1,212,170    1,271,214
 --------------------------------
 . Annuity reserve units                   --           --           --
 --------------------------------
 . Unit value                      $     9.631  $    19.557  $    10.303
 --------------------------------
 . Value accumulation period        12,130,290   23,706,866   13,097,460
 --------------------------------
 . Annuity reserves                        --           --           --
 --------------------------------  -----------  -----------  -----------
NET ASSETS                         $12,130,290  $23,706,866  $13,097,460
                                   ===========  ===========  ===========

See accompanying notes.

                          OCC
                          Accumulation OCC
 MFS          MFS         Global       Accumulation
 Utilities    Research    Equity       Managed
 Subaccount   Subaccount  Subaccount   Subaccount
-------------------------------------------------------

 $       --   $      --    $      --    $      --
  16,877,359   8,152,328    3,693,596    5,496,524
 -----------  ----------   ----------   ----------
  16,877,359   8,152,328    3,693,596    5,496,524
         --          --           --           --
  16,877,359   8,152,328    3,693,596    5,496,524
         646         312          143          213
 -----------  ----------   ----------   ----------
 $16,876,713  $8,152,016   $3,693,453   $5,496,311
 ===========  ==========   ==========   ==========
        4.30%       2.08%        0.94%        1.40%
 ===========  ==========   ==========   ==========

   1,273,358     630,578      294,211      536,721
       3,927         --           --         4,147
 $    13.213  $   12.928   $   12.554   $   10.162
  16,824,825   8,152,016    3,693,453    5,454,168
      51,888         --           --        42,143
 -----------  ----------   ----------   ----------
 $16,876,713  $8,152,016   $3,693,453   $5,496,311
 ===========  ==========   ==========   ==========

Lincoln Life Variable Annuity Account N

Statement of operations

Year Ended December 31, 1999

                                                                  AIM V.I.
                                                      AIM V.I.    International
                                                      Growth      Equity
                                         Combined     Subaccount  Subaccount
-------------------------------------------------------------------------------
Net Investment Income (Loss):
 . Dividends from investment income       $ 2,584,493  $   45,712  $   67,998
---------------------------------------
 . Dividends from net realized gains on
  investments                              3,257,711     801,307     285,352
---------------------------------------
Mortality and expense guarantees          (2,289,189)   (122,442)    (45,924)
                                         -----------  ----------  ----------
Net Investment Income (Loss)               3,553,015     724,577     307,426
Net Realized and Unrealized Gain (Loss)
 on Investments:
 . Net realized gain (loss) on
  investments                              2,717,979      61,437     646,152
---------------------------------------
 . Net change in unrealized appreciation
  or depreciation on investments          36,814,991   3,164,157   1,915,792
---------------------------------------  -----------  ----------   ----------
Net Realized and Unrealized Gain (Loss)
 on Investments                           39,532,970   3,225,594   2,561,944
                                         -----------  ----------  ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations               $43,085,985  $3,950,171  $2,869,370
---------------------------------------  ===========  ==========  ==========


See accompanying notes.

             Bankers                Liberty    Delaware                         Delaware
             Trust       Liberty    Colonial   Premium    Delaware   Delaware   Premium
 AIM V.I.    Equity 500  Colonial   NewPort    Growth and Premium    Premium    Emerging
 Value       Index       US Stock   Tiger      Income     Delchester Devon      Markets
 Subaccount  Subaccount  Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount
------------------------------------------------------------------------------------------
 $  114,307  $  294,359  $ 22,377   $ 16,547   $ 106,334  $ 374,019  $  14,831  $  1,151
    597,748     138,424   203,260        --       81,959        --      28,673       --
   (237,428)   (286,852)  (24,198)   (12,104)    (56,690)   (51,250)   (83,545)   (6,100)
 ----------  ----------  --------   --------   ---------  ---------  ---------  --------
    474,627     145,931   201,439      4,443     131,603    322,769    (40,041)   (4,949)
     27,847      27,121       (65)    36,913     (41,512)   (91,607)   (87,211)   18,715
  4,929,350   3,978,680    35,006    557,362    (486,668)  (446,001)  (473,024)  217,354
 ----------  ----------  --------   --------   ---------  ---------  ---------  --------
  4,957,197   4,005,801    34,941    594,275    (528,180)  (537,608)  (560,235)  236,069
 ----------  ----------  --------   --------   ---------  ---------  ---------  --------
 $5,431,824  $4,151,732  $236,380   $598,718   $(396,577) $(214,839) $(600,276) $231,120
 ==========  ==========  ========   ========   =========  =========  =========  ========

Lincoln Life Variable Annuity Account N

Year Ended December 31, 1999

                                Delaware      Delaware   Delaware   Delaware
                                Premium       Premium    Premium    Premium
                                International Real       Small Cap  Social
                                Equity        Estate     Value      Awareness
                                Subaccount    Subaccount Subaccount Subaccount
------------------------------------------------------------------------------
Net Investment Income (Loss):
 . Dividends from investment
  income                        $  5,420      $  2,773   $  6,315   $  6,284
------------------------------
 . Dividends from net realized
  gains on investments               396           --       2,591        --
------------------------------
Mortality and expense
 guarantees                      (16,076)       (4,637)   (20,889)   (54,088)
                                --------      --------   --------   --------
Net Investment Income (Loss)     (10,260)       (1,864)   (11,983)   (47,804)
Net Realized and Unrealized
 Gain (Loss) on Investments:
 . Net realized gain (loss) on
  investments                    151,449       (14,359)    (4,116)    15,441
------------------------------
 . Net change in unrealized
  appreciation or depreciation
  on investments                 159,885        (5,062)   (56,317)   697,762
------------------------------  --------      --------   --------   --------
Net Realized and Unrealized
 Gain (Loss) on Investments      311,334       (19,421)   (60,433)   713,203
                                --------      --------   --------   --------
Net Increase (Decrease) in Net
 Assets Resulting from
 Operations                     $301,074      $(21,285)  $(72,416)  $665,399
                                ========      ========   ========   ========


See accompanying notes.

                       Fidelity                            Fidelity
Delaware               VIP         Fidelity    Fidelity    VIP III       Kemper      Kemper
Premium     Dreyfus    Equity      VIP         VIP         Growth        Small Cap   Government
Trend       Small Cap  Income      Growth      Overseas    Opportunities Growth      Securities
Subaccount  Subaccount Subaccount  Subaccount  Subaccount  Subaccount    Subaccount  Subaccount
-----------------------------------------------------------------------------------------------
$       34   $    373  $  18,297   $    1,460  $    4,516    $  23,068   $      --    $120,036
       --         --      40,446       91,781       7,284       43,128          --         --
   (48,447)   (21,163)  (101,983)    (187,107)    (47,462)    (137,343)     (30,630)   (70,809)
----------   --------  ---------   ----------  ----------    ---------   ----------   --------
   (48,413)   (20,790)   (43,240)     (93,866)    (35,662)     (71,147)     (30,630)    49,227
    56,040      9,870      2,348       29,798   1,798,129       15,981       17,423     (7,808)
 3,490,733    501,638    (92,622)   5,913,522   1,027,670      390,823    1,428,512    (79,830)
----------   --------  ---------   ----------  ----------    ---------   ----------   --------
 3,546,773    511,508    (90,274)   5,943,320   2,825,799      406,804    1,445,935    (87,638)
----------   --------  ---------   ----------  ----------    ---------   ----------   --------
$3,498,360   $490,718  $(133,514)  $5,849,454  $2,790,137    $ 335,657   $1,415,305   $(38,411)
==========   ========  =========   ==========  ==========    =========   ==========   ========

Lincoln Life Variable Annuity Account N

Year Ended December 31, 1999

                                            Lincoln
                                            National   Lincoln    MFS
                                            Money      National   Emerging
                                            Market     Bond       Growth
                                            Subaccount Subaccount Subaccount
-----------------------------------------------------------------------------
Net Investment Income (Loss):
 . Dividends from investment income          $ 527,238  $ 627,973  $      --
------------------------------------------
 . Dividends from net realized gains on
  investments                                     --         --          --
------------------------------------------
Mortality and expense guarantees             (156,983)   (82,828)    (89,179)
                                            ---------  ---------  ----------
Net Investment Income (Loss)                  370,255    545,145     (89,179)
Net Realized and Unrealized Gain (Loss) on
 Investments:
 . Net realized gain (loss) on investments         --     (21,107)     11,337
------------------------------------------
 . Net change in unrealized appreciation or
  depreciation on investments                     --    (743,442)  7,351,580
------------------------------------------  ---------  ---------  ----------
Net Realized and Unrealized Gain (Loss) on
 Investments                                      --    (764,549)  7,362,917
                                            ---------  ---------  ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations                  $ 370,255  $(219,404) $7,273,738
                                            =========  =========  ==========


See accompanying notes.

                                    OCC
                                    Accumulation OCC
 MFS Total  MFS         MFS         Global       Accumulation
 Return     Utilities   Research    Equity       Managed
 Subaccount Subaccount  Subaccount  Subaccount   Subaccount
-----------------------------------------------------------------
 $  72,777  $   50,478  $    3,908  $  48,989    $  6,919
   134,957     253,805      20,650    510,423      15,527
   (92,471)    (97,333)    (48,150)   (20,158)    (34,920)
 ---------  ----------  ----------  ---------    --------
   115,263     206,950     (23,592)   539,254     (12,474)
    (5,716)     34,684      16,494     12,556       1,745
  (104,598)  2,510,113   1,162,825   (176,948)     46,739
 ---------  ----------  ----------  ---------    --------
  (110,314)  2,544,797   1,179,319   (164,392)     48,484
 ---------  ----------  ----------  ---------    --------
 $   4,949  $2,751,747  $1,155,727  $ 374,862    $ 36,010
 =========  ==========  ==========  =========    ========

Lincoln Life Variable Annuity Account N

Statement of changes in net assets

Period from November 24, 1998 to December 31, 1998 and the Year Ended December 31, 1999

                                                      AIM V.I.
                                         AIM V.I.     International AIM V.I.
                                         Growth       Equity        Value
                          Combined       Subaccount   Subaccount    Subaccount
--------------------------------------------------------------------------------
Changes From Operations:
 . Net investment income
   (loss)                 $      37,847  $    11,123   $       287  $    11,483
 -----------------------
 . Net realized gain
   (loss) on investments             46           --            --            1
 -----------------------
 . Net change in
   unrealized
   appreciation or
   depreciation on
   investments                  236,643        8,483         2,328       10,765
------------------------  -------------  -----------   -----------  -----------
Net Increase (Decrease)
 in Net Assets Resulting
 from Operations                274,536       19,606         2,615       22,249
Change From Unit
 Transactions:
 Accumulation Units:
  . Contract purchases       11,651,639      258,564        74,145      382,502
  ----------------------
  . Terminated contracts
    and transfers to
    annuity reserves            (67,297)          --            --           --
------------------------  -------------  -----------   -----------  -----------
                             11,584,342      258,564        74,145      382,502
Net Increase in Net
 Assets Resulting from
 Unit Transactions           11,584,342      258,564        74,145      382,502
------------------------  -------------  -----------   -----------  -----------
Total Increase in Net
 Assets                      11,858,878      278,170        76,760      404,751
------------------------  -------------  -----------   -----------  -----------
Net Assets at December
 31, 1998                    11,858,878      278,170        76,760      404,751
------------------------
Changes From Operations:
 . Net investment income
   (loss)                     3,553,015      724,577       307,426      474,627
 -----------------------
 . Net realized gain
   (loss) on investments      2,717,979       61,437       646,152       27,847
 -----------------------
 . Net change in
   unrealized
   appreciation or
   depreciation on
   investments               36,814,991    3,164,157     1,915,792    4,929,350
------------------------  -------------  -----------   -----------  -----------
Net Increase (Decrease)
 in Net Assets Resulting
 from Operations             43,085,985    3,950,171     2,869,370    5,431,824
Change From Unit
 Transactions:
 Accumulation Units:
  . Contract purchases      670,494,798   21,455,422    16,257,693   41,495,564
  ----------------------
  . Terminated contracts
    and transfers to
    annuity reserves       (333,494,545)  (1,336,014)   (8,430,730)  (3,113,531)
  ----------------------  -------------  -----------   -----------  -----------
                            337,000,253   20,119,408     7,826,963   38,382,033
 Annuity Reserves:
  . Transfer from
    accumulation units
    and between accounts        648,678       96,307            --       (7,138)
  ----------------------
  . Annuity Payments            (27,650)      (1,979)           --       (2,057)
  ----------------------
  . Receipt
    (reimbursement) of
    mortality guarantee
    adjustments                  (8,852)      (2,355)           --           --
------------------------  -------------  -----------   -----------  -----------
                                612,176       91,973            --       (9,195)
Net Increase in Net
 Assets Resulting from
 Unit Transactions          337,612,429   20,211,381     7,826,963   38,372,838
------------------------  -------------  -----------   -----------  -----------
Total Increase in Net
 Assets                     380,698,414   24,161,552    10,696,333   43,804,662
------------------------  -------------  -----------   -----------  -----------
Net Assets at December
 31, 1999                 $ 392,557,292  $24,439,722   $10,773,093  $44,209,413
------------------------  =============  ===========   ===========  ===========

See accompanying notes.

 Bankers                  Liberty     Delaware                               Delaware    Delaware
 Trust        Liberty     Colonial    Premium      Delaware     Delaware     Premium     Premium
 Equity       Colonial    NewPort     Growth and   Premium      Premium      Emerging    International
 500 Index    US Stock    Tiger       Income       Delchester   Devon        Markets     Equity
 Subaccount   Subaccount  Subaccount  Subaccount   Subaccount   Subaccount   Subaccount  Subaccount
-----------------------------------------------------------------------------------------------------------
 $     3,989  $      749  $      304  $      (129) $     2,426  $      (331) $      (10) $         (7)
           1          --          --            1           (1)          --          --            --
      28,725         250        (512)       3,753       (3,741)      18,543          80           102
 -----------  ----------  ----------  -----------  -----------  -----------  ----------  ------------
      32,715         999        (208)       3,625       (1,316)      18,212          70            95
     915,708      18,120      17,001      227,487      414,557      437,808      14,632        18,130
      (2,886)         --          --           --           --           --          --            --
 -----------  ----------  ----------  -----------  -----------  -----------  ----------  ------------
     912,822      18,120      17,001      227,487      414,557      437,808      14,632        18,130
     912,822      18,120      17,001      227,487      414,557      437,808      14,632        18,130
 -----------  ----------  ----------  -----------  -----------  -----------  ----------  ------------
     945,537      19,119      16,793      231,112      413,241      456,020      14,702        18,225
 -----------  ----------  ----------  -----------  -----------  -----------  ----------  ------------
     945,537      19,119      16,793      231,112      413,241      456,020      14,702        18,225
     145,931     201,439       4,443      131,603      322,769      (40,041)     (4,949)      (10,260)
      27,121         (65)     36,913      (41,512)     (91,607)     (87,211)     18,715       151,449
   3,978,680      35,006     557,362     (486,668)    (446,001)    (473,024)    217,354       159,885
 -----------  ----------  ----------  -----------  -----------  -----------  ----------  ------------
   4,151,732     236,380     598,718     (396,577)    (214,839)    (600,276)    231,120       301,074
  43,792,048   4,453,154   2,857,126    8,948,171    7,883,137   10,892,783   1,328,042    22,564,199
  (2,628,346)   (268,499)   (417,100)  (1,118,560)  (1,986,620)  (1,847,328)   (228,363)  (19,253,411)
 -----------  ----------  ----------  -----------  -----------  -----------  ----------  ------------
  41,163,702   4,184,655   2,440,026    7,829,611    5,896,517    9,045,455   1,099,679     3,310,788
     137,629          --          --       55,484           --        9,782          --            --
        (542)         --          --       (2,087)          --          (62)         --            --
      (3,071)         --          --         (190)          --           --          --            --
 -----------  ----------  ----------  -----------  -----------  -----------  ----------  ------------
     134,016          --          --       53,207           --        9,720          --            --
  41,297,718   4,184,655   2,440,026    7,882,818    5,896,517    9,055,175   1,099,679     3,310,788
 -----------  ----------  ----------  -----------  -----------  -----------  ----------  ------------
  45,449,450   4,421,035   3,038,744    7,486,241    5,681,678    8,454,899   1,330,799     3,611,862
 -----------  ----------  ----------  -----------  -----------  -----------  ----------  ------------
 $46,394,987  $4,440,154  $3,055,537  $ 7,717,353  $ 6,094,919  $ 8,910,919  $1,345,501  $  3,630,087
 ===========  ==========  ==========  ===========  ===========  ===========  ==========  ============

Lincoln Life Variable Annuity Account N

Period from November 24, 1998 to December 31, 1998 and the Year Ended December 31, 1999

                              Delaware    Delaware     Delaware
                              Premium     Premium      Premium     Delaware
                              Real        Small Cap    Social      Premium
                              Estate      Value        Awareness   Trend
                              Subaccount  Subaccount   Subaccount  Subaccount
-------------------------------------------------------------------------------
Changes From Operations:
  . Net investment income
    (loss)                    $     (76)  $     (150)  $     (288) $       (43)
  ---------------------------
  . Net realized gain (loss)
    on investments                  --             1            1          --
  ---------------------------
  . Net change in unrealized
    appreciation or
    depreciation on
    investments                   1,802        9,528       33,401        4,330
----------------------------- ---------   ----------   ----------  -----------
Net Increase (Decrease) in
 Net Assets Resulting from
 Operations                       1,726        9,379       33,114        4,287
Change From Unit
 Transactions:
  Accumulation Units:
    . Contract purchases         94,050      169,957      551,993       69,109
    -------------------------
    . Terminated contracts
      and transfers to
      annuity reserves              --           --        (2,866)         --
----------------------------- ---------   ----------   ----------  -----------
                                 94,050      169,957      549,127       69,109
Net Increase in Net Assets
 Resulting from Unit
 Transactions                    94,050      169,957      549,127       69,109
----------------------------- ---------   ----------   ----------  -----------
Total Increase in Net Assets     95,776      179,336      582,241       73,396
----------------------------- ---------   ----------   ----------  -----------
Net Assets at December 31,
 1998                            95,776      179,336      582,241       73,396
-----------------------------
Changes From Operations:
  . Net investment income
    (loss)                       (1,864)     (11,983)     (47,804)     (48,413)
  ---------------------------
  . Net realized gain (loss)
    on investments              (14,359)      (4,116)      15,441       56,040
  ---------------------------
  . Net change in unrealized
    appreciation or
    depreciation on
    investments                  (5,062)     (56,317)     697,762    3,490,733
----------------------------- ---------   ----------   ----------  -----------
Net Increase (Decrease) in
 Net Assets Resulting from
 Operations                     (21,285)     (72,416)     665,399    3,498,360
Change From Unit
 Transactions:
  Accumulation Units:
    . Contract purchases        935,293    3,343,131    6,648,953   13,315,433
    -------------------------
    . Terminated contracts
      and transfers to
      annuity reserves         (298,849)    (312,993)    (642,296)    (872,945)
    ------------------------- ---------   ----------   ----------  -----------
                                636,444    3,030,138    6,006,657   12,442,488
  Annuity Reserves:
    . Transfer from
      accumulation units and
      between accounts              --           --           --           --
    -------------------------
    . Annuity Payments              --           --           --           --
    -------------------------
    . Receipt (reimbursement)
      of mortality guarantee
      adjustments                   --           --           --           --
----------------------------- ---------   ----------   ----------  -----------
                                    --           --           --           --
Net Increase in Net Assets
 Resulting from Unit
 Transactions                   636,444    3,030,138    6,006,657   12,442,488
----------------------------- ---------   ----------   ----------  -----------
Total Increase in Net Assets    615,159    2,957,722    6,672,056   15,940,848
----------------------------- ---------   ----------   ----------  -----------
Net Assets at December 31,
 1999                         $ 710,935   $3,137,058   $7,254,297  $16,014,244
----------------------------- =========   ==========   ==========  ===========

See accompanying notes.

             Fidelity                                 Fidelity                               Lincoln
             VIP          Fidelity     Fidelity       VIP III       Kemper      Kemper       National
 Dreyfus     Equity       VIP          VIP            Growth        Small Cap   Government   Money
 Small Cap   Income       Growth       Overseas       Opportunities Growth      Securities   Market
 Subaccount  Subaccount   Subaccount   Subaccount     Subaccount    Subaccount  Subaccount   Subaccount
---------------------------------------------------------------------------------------------------------------
 $      (96) $      (209) $      (347) $         (88)  $      (370) $      (23) $      (365) $       5,451
        --             2            6            --              3         --           --             --
     10,278       14,833       27,814          3,051        23,185       3,603        1,207            --
 ----------  -----------  -----------  -------------   -----------  ----------  -----------  -------------
     10,182       14,626       27,473          2,963        22,818       3,580          842          5,451
    125,342      363,261      424,157        132,461       645,222      45,784      772,499      3,541,676
        --           --           --             --         (2,863)        --           --         (55,850)
 ----------  -----------  -----------  -------------   -----------  ----------  -----------  -------------
    125,342      363,261      424,157        132,461       642,359      45,784      772,499      3,485,826
    125,342      363,261      424,157        132,461       642,359      45,784      772,499      3,485,826
 ----------  -----------  -----------  -------------   -----------  ----------  -----------  -------------
    135,524      377,887      451,630        135,424       665,177      49,364      773,341      3,491,277
 ----------  -----------  -----------  -------------   -----------  ----------  -----------  -------------
    135,524      377,887      451,630        135,424       665,177      49,364      773,341      3,491,277
    (20,790)     (43,240)     (93,866)       (35,662)      (71,147)    (30,630)      49,227        370,255
      9,870        2,348       29,798      1,798,129        15,981      17,423       (7,808)           --
    501,638      (92,622)   5,913,522      1,027,670       390,823   1,428,512      (79,830)           --
 ----------  -----------  -----------  -------------   -----------  ----------  -----------  -------------
    490,718     (133,514)   5,849,454      2,790,137       335,657   1,415,305      (38,411)       370,255
  3,444,710   16,232,359   33,766,701    124,051,106    19,894,319   4,698,037   12,710,322    173,967,280
   (221,082)    (983,739)  (2,112,197)  (118,052,029)   (1,993,269)   (244,179)  (1,306,902)  (159,988,278)
 ----------  -----------  -----------  -------------   -----------  ----------  -----------  -------------
  3,223,628   15,248,620   31,654,504      5,999,077    17,901,050   4,453,858   11,403,420     13,979,002
        --       107,541      160,535            --            --          --           --             --
        --        (9,039)      (2,668)           --            --          --           --             --
        --          (200)      (2,589)           --            --          --           --             --
 ----------  -----------  -----------  -------------   -----------  ----------  -----------  -------------
        --        98,302      155,278            --            --          --           --             --
  3,223,628   15,346,922   31,809,782      5,999,077    17,901,050   4,453,858   11,403,420     13,979,002
 ----------  -----------  -----------  -------------   -----------  ----------  -----------  -------------
  3,714,346   15,213,408   37,659,236      8,789,214    18,236,707   5,869,163   11,365,009     14,349,257
 ----------  -----------  -----------  -------------   -----------  ----------  -----------  -------------
 $3,849,870  $15,591,295  $38,110,866  $   8,924,638   $18,901,884  $5,918,527  $12,138,350  $  17,840,534
 ==========  ===========  ===========  =============   ===========  ==========  ===========  =============

Lincoln Life Variable Annuity Account N

Period from November 24, 1998 to December 31, 1998 and the Year Ended December 31, 1999

                                         Lincoln      MFS
                                         National     Emerging     MFS Total
                                         Bond         Growth       Return
                                         Subaccount   Subaccount   Subaccount
-------------------------------------------------------------------------------
Changes From Operations:
  . Net investment income (loss)         $      (229) $       (44) $      (270)
  --------------------------------------
  . Net realized gain (loss) on
    investments                                  --             1            2
  --------------------------------------
  . Net change in unrealized
    appreciation or depreciation on
    investments                                  157        5,891        9,731
---------------------------------------- -----------  -----------  -----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations                       (72)       5,848        9,463
Change From Unit Transactions:
  Accumulation Units:
    . Contract purchases                     465,808       58,984      506,443
    ------------------------------------
    . Terminated contracts and transfers
      to annuity reserves                        --           --           --
---------------------------------------- -----------  -----------  -----------
                                             465,808       58,984      506,443
Net Increase in Net Assets Resulting
 from Unit Transactions                      465,808       58,984      506,443
---------------------------------------- -----------  -----------  -----------
Total Increase in Net Assets                 465,736       64,832      515,906
---------------------------------------- -----------  -----------  -----------
Net Assets at December 31, 1998              465,736       64,832      515,906
----------------------------------------
Changes From Operations:
  . Net investment income (loss)             545,145      (89,179)     115,263
  --------------------------------------
  . Net realized gain (loss) on
    investments                              (21,107)      11,337       (5,716)
  --------------------------------------
  . Net change in unrealized
    appreciation or depreciation on
    investments                             (743,442)   7,351,580     (104,598)
---------------------------------------- -----------  -----------  -----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations                  (219,404)   7,273,738        4,949
Change From Unit Transactions:
  Accumulation Units:
    . Contract purchases                  13,178,516   17,118,654   13,987,800
    ------------------------------------
    . Terminated contracts and transfers
      to annuity reserves                 (1,294,558)    (750,358)  (1,413,417)
    ------------------------------------ -----------  -----------  -----------
                                          11,883,958   16,368,296   12,574,383
  Annuity Reserves:
    . Transfer from accumulation units
      and between accounts                       --           --         4,656
    ------------------------------------
    . Annuity Payments                           --           --        (2,434)
    ------------------------------------
    . Receipt (reimbursement) of
      mortality guarantee adjustments            --           --           --
---------------------------------------- -----------  -----------  -----------
                                                 --           --         2,222
Net Increase in Net Assets Resulting
 from Unit Transactions                   11,883,958   16,368,296   12,576,605
---------------------------------------- -----------  -----------  -----------
Total Increase in Net Assets              11,664,554   23,642,034   12,581,554
---------------------------------------- -----------  -----------  -----------
Net Assets at December 31, 1999          $12,130,290  $23,706,866  $13,097,460
---------------------------------------- ===========  ===========  ===========

See accompanying notes.

                          OCC
                          Accumulation OCC
 MFS          MFS         Global       Accumulation
 Utilities    Research    Equity       Managed
 Subaccount   Subaccount  Subaccount   Subaccount
--------------------------------------------------------

 $      (290) $      (62)  $    5,503   $      (41)
          26           1            1          --
      15,394       5,147       (1,722)         237
 -----------  ----------   ----------   ----------
      15,130       5,086        3,782          196
     675,517      82,339      110,158       38,225
      (2,832)        --           --           --
 -----------  ----------   ----------   ----------
     672,685      82,339      110,158       38,225
     672,685      82,339      110,158       38,225
 -----------  ----------   ----------   ----------
     687,815      87,425      113,940       38,421
 -----------  ----------   ----------   ----------
     687,815      87,425      113,940       38,421
     206,950     (23,592)     539,254      (12,474)
      34,684      16,494       12,556        1,745
   2,510,113   1,162,825     (176,948)      46,739
 -----------  ----------   ----------   ----------
   2,751,747   1,155,727      374,862       36,010
  14,460,042   7,300,548    3,469,829    6,044,426
  (1,055,770)   (391,684)    (265,178)    (666,320)
 -----------  ----------   ----------   ----------
  13,404,272   6,908,864    3,204,651    5,378,106
      37,836         --           --        46,046
      (4,716)        --           --        (2,066)
        (241)        --           --          (206)
 -----------  ----------   ----------   ----------
      32,879         --           --        43,774
  13,437,151   6,908,864    3,204,651    5,421,880
 -----------  ----------   ----------   ----------
  16,188,898   8,064,591    3,579,513    5,457,890
 -----------  ----------   ----------   ----------
 $16,876,713  $8,152,016   $3,693,453   $5,496,311
 ===========  ==========   ==========   ==========

Lincoln Life Variable Annuity Account N

Notes to financial statements

1. Accounting policies and account information

The Variable Account: Lincoln Life Variable Annuity Account N (Variable Ac-count) is a segregated investment account of The Lincoln National Life Insur-ance Company (the Company) and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit in-vestment trust. The operations of the Variable Account, which commenced on No-vember 24, 1998, are part of the operations of the Company.

The assets of the Variable Account are owned by the Company. The portion of the Variable Account's assets supporting the annuity contracts may not be used to satisfy liabilities arising from any other business of the Company.

Basis of Presentation: The accompanying financial statements have been pre-pared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

Investments: The assets of the Variable Account are divided into variable sub-accounts each of which is invested in shares of thirty portfolios (the Funds) of eleven diversified open-end management investment companies, each portfolio with its own investment objective. The Funds are:

AIM Variable Insurance Funds:
 AIM V.I. Growth Fund
 AIM V.I. International Equity Fund
 AIM V.I. Value Fund

Bankers Trust Insurance Fund Trust:
 Bankers Trust Equity 500 Index Fund

Liberty Variable Investment Trust:
 Liberty Colonial US Stock Fund
 Liberty Colonial Newport Tiger Fund

Delaware Group Premium Funds:
 Delaware Premium Growth and Income Series
 Delaware Premium Delchester Series
 Delaware Premium Devon Series
 Delaware Premium Emerging Markets Series
 Delaware Premium International Equity Series
 Delaware Premium Real Estate Series
 Delaware Premium Small Cap Value Series
 Delaware Premium Social Awareness Series
 Delaware Premium Trend Series

Dreyfus Variable Investment Fund:
 Dreyfus Small Cap Portfolio

Fidelity Variable Insurance Products Fund:
 Fidelity VIP Equity Income Portfolio
 Fidelity VIP Growth Portfolio
 Fidelity VIP Overseas Portfolio

Fidelity Variable Insurance Products Fund III:
 Fidelity VIP III Growth Opportunities Portfolio

Investors Fund Series:
 Kemper Small Cap Growth Portfolio
 Kemper Government Securities Portfolio

Lincoln National:
 Lincoln National Money Market Fund
 Lincoln National Bond Fund

MFS Variable Insurance Trust:
 MFS Emerging Growth Series
 MFS Total Return Series
 MFS Utilities Series
 MFS Research Series

OCC Accumulation Trust:
 OCC Accumulation Global Equity Portfolio
 OCC Accumulation Managed Portfolio

Investments in the Funds are stated at the closing net asset value per share on December 31, 1999, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.

Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

Dividends: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

Federal Income Taxes: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code. Using current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

Annuity Reserves: Reserves on contracts not involving life contingencies are calculated using an assumed investment rate of 4%. Reserves on contracts in-volving life contingencies are calculated using a modification of the 1971 In-dividual Annuitant Mortality Table and an assumed investment rate of 4%.

2. Mortality and expense guarantees and other transactions with affiliate

Amounts are paid to the Company for mortality and expense guarantees at an ef-fective annual rate of 1.40% of each portfolio's average daily net assets within the Variable Account. In addition, amounts retained by the

Lincoln Life Variable Annuity Account N

2. Mortality and expense guarantees and other transactions with affiliate (continued)

Company for processing sales of annuity contracts for contract charges and sur-render charges were as follows during 1999.

AIM V.I. Growth Fund                             $ 15,463
AIM V.I. International Equity Fund                     72
AIM V.I. Value Fund                                 8,597
Bankers Trust Equity 500 Index Fund                 7,631
Liberty Colonial US Stock Fund                      2,426
Liberty Colonial Newport Tiger Fund                10,652
Delaware Premium Growth and Income Series           5,943
Delaware Premium Delchester Series                    333
Delaware Premium Devon Series                      10,079
Delaware Premium Emerging Market Series            10,034
Delaware Premium International Equity Series        5,598
Delaware Premium Real Estate Series                    13
Delaware Premium Small Cap Value Series               454
Delaware Premium Social Awareness Series            1,116
Delaware Premium Trend Series                      21,323
Dreyfus Small Cap Portfolio                           763
Fidelity VIP Equity Income Portfolio                6,320
Fidelity VIP Growth Portfolio                      11,380
Fidelity VIP Overseas Portfolio                     3,078
Fidelity VIP III Growth Opportunities Portfolio    15,701
Kemper Small Cap Growth Portfolio                      40
Kemper Government Securities Portfolio                 20
Lincoln National Money Market Fund                  2,001
Lincoln National Bond Fund                            205
MFS Emerging Growth Series                          7,440
MFS Total Return Series                            10,751
MFS Utilities Series                                7,405
MFS Research Series                                 2,637
OCC Accumulation Global Equity Portfolio            2,650
OCC Accumulation Managed Portfolio                  6,316
-----------------------------------------------  --------
                                                 $176,441
                                                 ========

Accordingly, the Company is responsible for all sales, general and administra-tive expenses applicable to the Variable Account.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

3. NET ASSETS
The following is a summary of net assets owned at December 31, 1999.

                                                     AIM V.I.
                                         AIM V.I.    International AIM V.I.
                                         Growth      Equity        Value
                            Combined     Subaccount  Subaccount    Subaccount
-------------------------------------------------------------------------------
Unit Transactions:
 . Accumulation units       $348,584,595 $20,377,972  $ 7,901,108  $38,764,535
 -------------------------
 . Annuity Reserves:             612,176      91,973          --        (9,195)
 -------------------------  ------------ -----------  -----------  -----------
                             349,196,771  20,469,945    7,901,108   38,755,340
Accumulated net investment
 income (loss)                 3,590,862     735,700      307,713      486,110
--------------------------
Accumulated net realized
 gain (loss) on
 investments                   2,718,025      61,437      646,152       27,848
--------------------------
Net unrealized
 appreciation or
 depreciation on
 investments                  37,051,634   3,172,640    1,918,120    4,940,115
--------------------------  ------------ -----------  -----------  -----------
                            $392,557,292 $24,439,722  $10,773,093  $44,209,413
                            ============ ===========  ===========  ===========

                                Delaware   Delaware    Delaware
                                Premium    Premium     Premium     Delaware
                                Real       Small Cap   Social      Premium
                                Estate     Value       Awareness   Trend
                                Subaccount Subaccount  Subaccount  Subaccount
-------------------------------------------------------------------------------
Unit Transactions:
 . Accumulation units            $730,494  $3,200,095  $6,555,784  $12,511,597
 -----------------------------
 . Annuity Reserves:                  --          --          --           --
 -----------------------------   --------  ----------  ----------  -----------
                                  730,494   3,200,095   6,555,784   12,511,597
Accumulated net investment
 income (loss)                     (1,940)    (12,133)    (48,092)     (48,456)
------------------------------
Accumulated net realized gain
 (loss) on investments            (14,359)     (4,115)     15,442       56,040
------------------------------
Net unrealized appreciation or
 depreciation on investments       (3,260)    (46,789)    731,163    3,495,063
------------------------------   --------  ----------  ----------  -----------
                                $710,935   $3,137,058  $7,254,297  $16,014,244
                                 ========  ==========  ==========  ===========

                          Liberty    Delaware                            Delaware    Delaware
Bankers       Liberty     Colonial   Premium     Delaware    Delaware    Premium     Premium
Trust Equity  Colonial    NewPort    Growth      Premium     Premium     Emerging    International
500 Index     US Stock    Tiger      and Income  Delchester  Devon       Markets     Equity
Subaccount    Subaccount  Subaccount Subaccount  Subaccount  Subaccount  Subaccount  Subaccount
--------------------------------------------------------------------------------------------------
$42,076,524   $4,202,775  $2,457,027 $8,057,098  $6,311,074  $9,483,263  $1,114,311   $3,328,918
    134,016          --          --      53,207         --        9,720         --           --
-----------   ----------  ---------- ----------  ----------  ----------  ----------   ----------
 42,210,540    4,202,775   2,457,027  8,110,305   6,311,074   9,492,983   1,114,311    3,328,918
    149,920      202,188       4,747    131,474     325,195     (40,372)     (4,959)     (10,267)
     27,122          (65)     36,913    (41,511)    (91,608)    (87,211)     18,715      151,449
  4,007,405       35,256     556,850   (482,915)   (449,742)   (454,481)    217,434      159,987
-----------   ----------  ---------- ----------  ----------  ----------  ----------   ----------
$46,394,987   $4,440,154  $3,055,537 $7,717,353  $6,094,919  $8,910,919  $1,345,501   $3,630,087
===========   ==========  ========== ==========  ==========  ==========  ==========   ==========

                                                                                         Lincoln
            Fidelity                  Fidelity    Fidelity VIP  Kemper      Kemper       National
Dreyfus     VIP Equity   Fidelity     VIP         III Growth    Small Cap   Government   Money
Small Cap   Income       VIP Growth   Overseas    Opportunities Growth      Securities   Market
Subaccount  Subaccount   Subaccount   Subaccount  Subaccount    Subaccount  Subaccount   Subaccount
----------------------------------------------------------------------------------------------------
$3,348,970  $15,611,881  $32,078,661  $6,131,538   $18,543,409  $4,499,642  $12,175,919  $17,464,828
       --        98,302      155,278         --            --          --           --           --
----------  -----------  -----------  ----------   -----------  ----------  -----------  -----------
 3,348,970   15,710,183   32,233,939   6,131,538    18,543,409   4,499,642   12,175,919   17,464,828
   (20,886)     (43,449)     (94,213)    (35,750)      (71,517)    (30,653)      48,862      375,706
     9,870        2,350       29,804   1,798,129        15,984      17,423       (7,808)         --
   511,916      (77,789)   5,941,336   1,030,721       414,008   1,432,115      (78,623)         --
----------  -----------  -----------  ----------   -----------  ----------  -----------  -----------
$3,849,870  $15,591,295  $38,110,866  $8,924,638   $18,901,884  $5,918,527  $12,138,350  $17,840,534
==========  ===========  ===========  ==========   ===========  ==========  ===========  ===========

Lincoln Life Variable Annuity Account N

3. Net Assets
The following is a summary of net assets owned at December 31, 1999.

                           Lincoln      MFS
                           National     Emerging     MFS Total     MFS
                           Bond         Growth       Return        Utilities
                           Subaccount   Subaccount   Subaccount    Subaccount
-------------------------------------------------------------------------------
Unit Transactions:
 . Accumulation units      $12,349,766  $16,427,280  $13,080,826   $14,076,957
 ------------------------
 . Annuity Reserves:               --           --         2,222        32,879
 ------------------------  -----------  -----------  -----------   -----------
                            12,349,766   16,427,280   13,083,048    14,109,836
Accumulated net
 investment income (loss)      544,916      (89,223)     114,993       206,660
-------------------------
Accumulated net realized
 gain (loss) on
 investments                   (21,107)      11,338       (5,714)       34,710
-------------------------
Net unrealized
 appreciation or
 depreciation on
 investments                  (743,285)   7,357,471      (94,867)    2,525,507
-------------------------  -----------  -----------  -----------   -----------
                           $12,130,290  $23,706,866  $13,097,460   $16,876,713
                           ===========  ===========  ===========   ===========
                                                     OCC
                                                     Accumulation  OCC
                                        MFS          Global        Accumulation
                                        Research     Equity        Managed
                                        Subaccount   Subaccount    Subaccount
-------------------------------------------------------------------------------
Unit Transactions:
 . Accumulation units                   $ 6,991,203  $ 3,314,809   $ 5,416,331
 ------------------------
 . Annuity Reserves:                            --           --         43,774
 ------------------------               -----------  -----------   -----------
                                          6,991,203    3,314,809     5,460,105
Accumulated net
 investment income (loss)                   (23,654)     544,757       (12,515)
-------------------------
Accumulated net realized
 gain (loss) on
 investments                                 16,495       12,557         1,745
-------------------------
Net unrealized
 appreciation or
 depreciation on
 investments                              1,167,972     (178,670)       46,976
-------------------------               -----------  -----------   -----------
                                        $ 8,152,016  $ 3,693,453   $ 5,496,311
                                        ===========  ===========   ===========

Lincoln Life Variable Annuity Account N

4. Purchases and sales of investments

The aggregate cost of investments purchased and the aggregate proceeds from in-vestments sold were as follows for 1999.

                                                 Aggregate    Aggregate
                                                 Cost of      Proceeds
                                                 Purchases    from Sales
--------------------------------------------------------------------------
AIM V.I. Growth Fund                             $ 21,738,721 $    801,836
-----------------------------------------------
AIM V.I. International Equity Fund                 16,072,630    7,937,833
-----------------------------------------------
AIM V.I. Value Fund                                39,412,211      563,076
-----------------------------------------------
Bankers Trust Equity 500 Index Fund                43,072,412    1,627,024
-----------------------------------------------
Liberty Colonial US Stock Fund                      4,627,123      240,859
-----------------------------------------------
Liberty Colonial Newport Tiger Fund                 2,954,805      510,219
-----------------------------------------------
Delaware Premium Growth and Income Series           8,941,768      927,059
-----------------------------------------------
Delaware Premium Delchester Series                  7,819,027    1,618,417
-----------------------------------------------
Delaware Premium Devon Series                      10,587,237    1,571,774
-----------------------------------------------
Delaware Premium Emerging Market Series             1,493,795      399,014
-----------------------------------------------
Delaware Premium International Equity Series       22,465,347   19,164,677
-----------------------------------------------
Delaware Premium Real Estate Series                   928,426      293,823
-----------------------------------------------
Delaware Premium Small Cap Value Series             3,279,409      261,142
-----------------------------------------------
Delaware Premium Social Awareness Series            6,407,467      448,358
-----------------------------------------------
Delaware Premium Trend Series                      12,826,043      431,368
-----------------------------------------------
Dreyfus Small Cap Portfolio                         3,396,869      193,891
-----------------------------------------------
Fidelity VIP Equity Income Portfolio               15,959,243      654,978
-----------------------------------------------
Fidelity VIP Growth Portfolio                      32,402,501      685,149
-----------------------------------------------
Fidelity VIP Overseas Portfolio                   123,690,645  117,726,893
-----------------------------------------------
Fidelity VIP III Growth Opportunities Portfolio    19,435,722    1,605,111
-----------------------------------------------
Kemper Small Cap Growth Portfolio                   4,629,842      206,392
-----------------------------------------------
Kemper Government Securities Portfolio             12,272,988      819,905
-----------------------------------------------
Lincoln National Money Market Fund                167,251,052  152,901,243
-----------------------------------------------
Lincoln National Bond Fund                         13,384,302      954,751
-----------------------------------------------
MFS Emerging Growth Series                         16,642,282      362,274
-----------------------------------------------
MFS Total Return Series                            13,927,832    1,235,478
-----------------------------------------------
MFS Utilities Series                               14,338,237      693,515
-----------------------------------------------
MFS Research Series                                 7,168,208      282,627
-----------------------------------------------
OCC Accumulation Global Equity Portfolio            3,927,521      183,478
-----------------------------------------------
OCC Accumulation Managed Portfolio                  5,789,329      379,711
-----------------------------------------------  ------------ ------------
                                                 $656,842,994 $315,681,875
                                                 ============ ============

Lincoln Life Variable Annuity Account N

5. Investments

The following is a summary of investments owned at December 31, 1999.

                                               Net
                                   Shares      Asset  Value of     Cost of
                                   Outstanding Value  Shares       Shares
-------------------------------------------------------------------------------
AIM V.I. Growth Fund                  757,850  $32.25 $ 24,440,659 $ 21,268,019
---------------------------------
AIM V.I. International Equity
 Fund                                 367,822   29.29   10,773,504    8,855,384
---------------------------------
AIM V.I. Value Fund                 1,319,734   33.50   44,211,097   39,270,982
---------------------------------
Bankers Trust Equity 500 Index
 Fund                               3,056,440   15.18   46,396,762   42,389,357
---------------------------------
Liberty Colonial US Stock Fund        223,694   19.85    4,440,325    4,405,069
---------------------------------
Liberty Colonial Newport Tiger
 Fund                               1,166,280    2.62    3,055,654    2,498,804
---------------------------------
Delaware Premium Growth and
 Income Series                        453,446   17.02    7,717,650    8,200,565
---------------------------------
Delaware Premium Delchester
 Series                               818,766    7.42    6,075,240    6,524,982
---------------------------------
Delaware Premium Devon Series         654,278   13.62    8,911,265    9,365,746
---------------------------------
Delaware Premium Emerging Market
 Series                               160,185    8.40    1,345,552    1,128,118
---------------------------------
Delaware Premium International
 Equity Series                        194,859   18.63    3,630,230    3,470,243
---------------------------------
Delaware Premium Real Estate
 Series                                82,003    8.67      710,962      714,222
---------------------------------
Delaware Premium Small Cap Value
 Series                               204,243   15.36    3,137,177    3,183,966
---------------------------------
Delaware Premium Social Awareness
 Series                               443,434   16.36    7,254,574    6,523,411
---------------------------------
Delaware Premium Trend Series         475,783   33.66   16,014,847   12,519,784
---------------------------------
Dreyfus Small Cap Portfolio            58,035   66.34    3,850,015    3,338,099
---------------------------------
Fidelity VIP Equity Income
 Portfolio                            606,452   25.71   15,591,893   15,669,682
---------------------------------
Fidelity VIP Growth Portfolio         693,834   54.93   38,112,319   32,170,983
---------------------------------
Fidelity VIP Overseas Portfolio       325,254   27.44    8,924,980    7,894,259
---------------------------------
Fidelity VIP III Growth
 Opportunities Portfolio              816,528   23.15   18,902,615   18,488,607
---------------------------------
Kemper Small Cap Growth Portfolio   2,230,167    2.65    5,918,750    4,486,635
---------------------------------
Kemper Government Securities
 Portfolio                         10,495,531    1.16   12,138,816   12,217,439
---------------------------------
Lincoln National Money Market
 Fund                               1,784,122   10.00   17,841,217   17,841,217
---------------------------------
Lincoln National Bond Fund          1,060,789   11.44   12,130,756   12,874,041
---------------------------------
MFS Emerging Growth Series            624,875   37.94   23,707,760   16,350,289
---------------------------------
MFS Total Return Series               737,914   17.75   13,097,966   13,192,833
---------------------------------
MFS Utilities Series                  698,566   24.16   16,877,359   14,351,852
---------------------------------
MFS Research Series                   349,286   23.34    8,152,328    6,984,356
---------------------------------
OCC Accumulation Global Equity
 Portfolio                            223,043   16.56    3,693,596    3,872,266
---------------------------------
OCC Accumulation Managed
 Portfolio                            125,923   43.65    5,496,524    5,449,548
---------------------------------                     ------------ ------------
                                                      $392,552,392 $355,500,758
                                                      ============ ============

6. Fund name change

During 1999, the Delaware Decatur Total Return Series changed its name to the Delaware Growth and Income Series.

Report of Ernst & Young LLP, Independent Auditors

Board of Directors of The Lincoln National Life Insurance Company and
Contract Owners of Lincoln Life Variable Annuity Account N

We have audited the accompanying statement of assets and liability of Lincoln Life Variable Annuity Account N ("Variable Account") (comprised of the AIM V.I. Growth, AIM V.I. International Equity, AIM V.I. Value, Banker's Trust Equity 500 Index, Liberty Colonial U.S. Stock, Liberty Colonial NewPort Tiger, Dela-ware Premium Growth and Income, Delaware Premium Delchester, Delaware Premium Devon, Delaware Premium Emerging Markets, Delaware Premium International Equi-ty, Delaware Premium Real Estate, Delaware Premium Small Cap Value, Delaware Premium Social Awareness, Delaware Premium Trend, Dreyfus Small Cap, Fidelity VIP Equity-Income, Fidelity VIP Growth, Fidelity VIP Overseas, Fidelity VIP III Growth Opportunities, Kemper Small Cap Growth, Kemper Government Securities, Lincoln National Money Market, Lincoln National Bond, MFS Emerging Growth, MFS Total Return, MFS Utilities, MFS Research, OCC Accumulation Global Equity, and OCC Accumulation Managed subaccounts) as of December 31, 1999, and the related statement of operations for the year then ended and the statements of changes in net assets for the year ended December 31, 1999 and for the period from No-vember 24, 1998 to December 31, 1998. These financial statements are the re-sponsibility of the Variable Account's management. Our responsibility is to ex-press an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the au-dit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 1999, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the Lincoln Life Variable Annuity Account N at Decem-ber 31, 1999, the results of their operations for the year then ended, and changes in their net assets for the year ended December 31, 1999 and for the period from November 24, 1998 to December 31, 1998, in conformity with account-ing principles generally accepted in the United States.

Fort Wayne, Indiana
March 24, 2000

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

BALANCE SHEETS -- STATUTORY BASIS

                                                              DECEMBER 31
                                                              1999        1998
                                                              ---------   ---------
                                                              (IN MILLIONS)
                                                              ---------------------
ADMITTED ASSETS
CASH AND INVESTMENTS:
Bonds                                                         $22,985.0   $23,830.9
------------------------------------------------------------
Preferred stocks                                                  253.8       236.0
------------------------------------------------------------
Unaffiliated common stocks                                        166.9       259.3
------------------------------------------------------------
Affiliated common stocks                                          604.7       322.1
------------------------------------------------------------
Mortgage loans on real estate                                   4,211.5     3,932.9
------------------------------------------------------------
Real estate                                                       254.0       473.8
------------------------------------------------------------
Policy loans                                                    1,652.9     1,606.0
------------------------------------------------------------
Other investments                                                 426.6       434.4
------------------------------------------------------------
Cash and short-term investments                                 1,409.2     1,725.4
------------------------------------------------------------  ---------   ---------
Total cash and investments                                     31,964.6    32,820.8
------------------------------------------------------------
Premiums and fees in course of collection                         115.8        33.3
------------------------------------------------------------
Accrued investment income                                         435.3       432.8
------------------------------------------------------------
Reinsurance recoverable                                           199.0       171.6
------------------------------------------------------------
Funds withheld by ceding companies                                 73.5        53.7
------------------------------------------------------------
Federal income taxes recoverable from parent company               61.6        64.7
------------------------------------------------------------
Goodwill                                                           43.1        49.5
------------------------------------------------------------
Other admitted assets                                              66.7        89.3
------------------------------------------------------------
Separate account assets                                        46,105.1    36,907.0
------------------------------------------------------------  ---------   ---------
Total admitted assets                                         $79,064.7   $70,622.7
------------------------------------------------------------  =========   =========

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Future policy benefits and claims                             $12,184.0   $12,310.6
------------------------------------------------------------
Other policyholder funds                                       16,589.5    16,647.5
------------------------------------------------------------
Amounts withheld or retained by Company as agent or trustee       364.0       897.6
------------------------------------------------------------
Funds held under reinsurance treaties                             796.9       795.8
------------------------------------------------------------
Asset valuation reserve                                           490.9       484.5
------------------------------------------------------------
Interest maintenance reserve                                       72.3       159.7
------------------------------------------------------------
Other liabilities                                                 627.0       504.5
------------------------------------------------------------
Short-term loan payable to parent company                         205.0       140.0
------------------------------------------------------------
Net transfers due from separate accounts                         (896.5)     (789.0)
------------------------------------------------------------
Separate account liabilities                                   46,105.1    36,907.0
------------------------------------------------------------  ---------   ---------
Total liabilities                                              76,538.2    68,058.2
------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $2.50 par value:
  Authorized, issued and outstanding shares -- 10 million
  (owned by Lincoln National Corporation)                          25.0        25.0
------------------------------------------------------------
Surplus notes due to Lincoln National Corporation               1,250.0     1,250.0
------------------------------------------------------------
Paid-in surplus                                                 1,942.6     1,930.1
------------------------------------------------------------
Unassigned surplus -- deficit                                    (691.1)     (640.6)
------------------------------------------------------------  ---------   ---------
Total capital and surplus                                       2,526.5     2,564.5
------------------------------------------------------------  ---------   ---------
Total liabilities and capital and surplus                     $79,064.7   $70,622.7
------------------------------------------------------------  =========   =========

See accompanying notes.                                                      S-1

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS -- STATUTORY BASIS

                                                              YEAR ENDED DECEMBER 31
                                                              1999        1998        1997
                                                              ---------   ---------   --------
                                                              (IN MILLIONS)
                                                              --------------------------------
PREMIUMS AND OTHER REVENUES:
Premiums and deposits                                         $ 7,273.6   $12,737.6   $5,589.0
------------------------------------------------------------
Net investment income                                           2,203.2     2,107.2    1,847.1
------------------------------------------------------------
Amortization of interest maintenance reserve                       29.1        26.4       41.5
------------------------------------------------------------
Commissions and expense allowances on reinsurance ceded           472.3       179.9       99.7
------------------------------------------------------------
Expense charges on deposit funds                                  146.5       134.6      119.3
------------------------------------------------------------
Separate account investment management and administration
service fees                                                      473.9       396.3      325.5
------------------------------------------------------------
Other income                                                       88.8        31.3       21.3
------------------------------------------------------------  ---------   ---------   --------
Total revenues                                                 10,687.4    15,613.3    8,043.4
------------------------------------------------------------

BENEFITS AND EXPENSES:
Benefits and settlement expenses                                8,504.9    13,964.1    4,522.1
------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses         1,618.3     2,919.4    3,053.9
------------------------------------------------------------  ---------   ---------   --------
Total benefits and expenses                                    10,123.2    16,883.5    7,576.0
------------------------------------------------------------  ---------   ---------   --------
Gain (loss) from operations before dividends to
policyholders, income taxes and net realized gain on
investments                                                       564.2    (1,270.2)     467.4
------------------------------------------------------------
Dividends to policyholders                                         80.3        67.9       27.5
------------------------------------------------------------  ---------   ---------   --------
Gain (loss) from operations before federal income taxes and
net realized gain on investments                                  483.9    (1,338.1)     439.9
------------------------------------------------------------
Federal income taxes (credit)                                      85.4      (141.0)      78.3
------------------------------------------------------------  ---------   ---------   --------
Gain (loss) from operations before net realized gain on
investments                                                       398.5    (1,197.1)     361.6
------------------------------------------------------------
Net realized gain on investments, net of income tax expense
and excluding net transfers to the interest maintenance
reserve                                                           114.4        46.8       31.3
------------------------------------------------------------  ---------   ---------   --------
Net income (loss)                                             $   512.9   $(1,150.3)  $  392.9
------------------------------------------------------------  =========   =========   ========

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS

                                                              YEAR ENDED DECEMBER 31
                                                              1999       1998       1997
                                                              --------   --------   --------
                                                              (IN MILLIONS)
                                                              ------------------------------
Capital and surplus at beginning of year                      $2,564.5   $2,968.4   $1,868.0
------------------------------------------------------------

CAPITAL AND SURPLUS INCREASE (DECREASE):
Net income (loss)                                                512.9   (1,150.3)     392.9
------------------------------------------------------------
Difference in cost and admitted investment amounts              (101.9)    (304.8)     (36.2)
------------------------------------------------------------
Nonadmitted assets                                               (22.9)     (17.1)      (0.4)
------------------------------------------------------------
Regulatory liability for reinsurance                              26.0      (35.2)      (3.9)
------------------------------------------------------------
Gain on reinsurance of disability income business                 71.8         --         --
------------------------------------------------------------
Life policy reserve valuation basis                                 --       (0.4)      (0.9)
------------------------------------------------------------
Asset valuation reserve                                           (6.4)     (34.5)     (36.9)
------------------------------------------------------------
Proceeds from surplus notes from shareholder                        --    1,250.0         --
------------------------------------------------------------
Paid-in surplus, including contribution of common stock of
affiliated company in 1997                                        12.5      108.4      938.4
------------------------------------------------------------
Separate account receivable due to change in valuation              --         --       (2.6)
------------------------------------------------------------
Dividends to shareholder                                        (530.0)    (220.0)    (150.0)
------------------------------------------------------------  --------   --------   --------
Capital and surplus at end of year                            $2,526.5   $2,564.5   $2,968.4
------------------------------------------------------------  ========   ========   ========

See accompanying notes.                                                      S-3

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                              YEAR ENDED DECEMBER 31
                                                              1999        1998         1997
                                                              ---------   ----------   ---------
                                                              (IN MILLIONS)
                                                              ----------------------------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received   $ 7,671.1   $ 13,495.2   $ 6,364.3
------------------------------------------------------------
Allowances and reserve adjustments paid on reinsurance ceded      (19.9)      (632.4)     (649.2)
------------------------------------------------------------
Investment income received                                      2,168.6      2,003.9     1,798.8
------------------------------------------------------------
Separate account investment management and administration
service fees                                                      470.6        396.3       325.5
------------------------------------------------------------
Benefits paid                                                  (8,699.4)    (7,395.8)   (5,345.2)
------------------------------------------------------------
Insurance expenses paid                                        (1,734.5)    (2,909.7)   (3,193.0)
------------------------------------------------------------
Proceeds related to sale of disability income business             71.8           --          --
------------------------------------------------------------
Federal income taxes recovered (paid)                             (81.2)        84.2       (87.0)
------------------------------------------------------------
Dividends to policyholders                                        (82.8)       (12.9)      (28.4)
------------------------------------------------------------
Other income received and expenses paid, net                      252.1        207.0        (8.7)
------------------------------------------------------------  ---------   ----------   ---------
Net cash provided by (used in) operating activities                16.4      5,235.8      (822.9)
------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                      6,557.7     10,926.5    12,142.6
------------------------------------------------------------
Purchase of investments                                        (5,940.8)   (16,950.0)  (10,345.0)
------------------------------------------------------------
Other sources (uses) including reinsured policy loans            (497.0)      (778.3)      529.1
------------------------------------------------------------  ---------   ----------   ---------
Net cash provided by (used in) investing activities               119.9     (6,801.8)    2,326.7
------------------------------------------------------------

FINANCING ACTIVITIES
Surplus paid-in                                                    12.5        108.4          --
------------------------------------------------------------
Proceeds from surplus notes from shareholder                         --      1,250.0          --
------------------------------------------------------------
Proceeds from borrowings from shareholder                         205.0        140.0       120.0
------------------------------------------------------------
Repayment of borrowings from shareholder                         (140.0)      (120.0)     (100.0)
------------------------------------------------------------
Dividends paid to shareholder                                    (530.0)      (220.0)     (150.0)
------------------------------------------------------------  ---------   ----------   ---------
Net cash provided by (used in) financing activities              (452.5)     1,158.4      (130.0)
------------------------------------------------------------  ---------   ----------   ---------
Net increase (decrease) in cash and short-term investments       (316.2)      (407.6)    1,373.8
------------------------------------------------------------
Cash and short-term investments at beginning of year            1,725.4      2,133.0       759.2
------------------------------------------------------------  ---------   ----------   ---------
Cash and short-term investments at end of year                $ 1,409.2   $  1,725.4   $ 2,133.0
------------------------------------------------------------  =========   ==========   =========

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

    ORGANIZATION AND OPERATIONS
    The Lincoln National Life Insurance Company (the "Company") is a wholly owned subsidiary of Lincoln National Corporation ("LNC") and is domiciled in Indiana. As of December 31, 1999, the Company owned 100% of the outstanding common stock of four insurance company subsidiaries and four non-insurance subsidiaries. The Company also owned 85% of the common stock of an Internet distributor of variable annuities.

    The Company's principal businesses consist of underwriting annuities, deposit-type contracts and life and health insurance through multiple distribution channels and the reinsurance of individual and group life and health business. The Company is licensed and sells its products in 49 states, Canada and several U.S. territories.

    USE OF ESTIMATES
    The nature of the insurance and investment management businesses requires management to make estimates and assumptions that affect the amounts reported in the statutory-basis financial statements and accompanying notes. Actual results could differ from those estimates.

    BASIS OF PRESENTATION
    The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance ("Insurance Department"), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The more significant variances from GAAP are as follows:

    INVESTMENTS
    Bonds and preferred stocks are reported at cost or amortized cost or fair value based on their National Association of Insurance Commissioners ("NAIC") rating. For GAAP, the Company's bonds and preferred stocks are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitments and deferred income taxes.

    Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is classified as a real estate investment rather than reported as an operating asset, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to a separate surplus account.

    Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. The asset valuation reserve ("AVR") is determined by a NAIC prescribed formula and is reported as a liability rather than unassigned surplus. Under GAAP, realized capital gains and losses are reported in the income statement on a pre-tax basis in the period in which the asset giving rise to the gain or loss is sold and writedowns are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines are charged to income.

    SUBSIDIARIES
    The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required by GAAP. Under statutory accounting principles, the Company's insurance subsidiaries are carried at their statutory-basis net equity and the non-insurance subsidiaries are carried at their GAAP-basis net equity, adjusted for certain items which would be non-admitted under statutory accounting principles. Both insurance subsidiaries and non-insurance subsidiaries are presented in the balance sheet as investments in affiliated common stocks.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    POLICY ACQUISITION COSTS
    The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

    NONADMITTED ASSETS
    Certain assets designated as "nonadmitted," principally furniture and equipment and certain receivables, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

    PREMIUMS
    Revenues for universal life policies consist of the entire premium received. Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue.

    Premiums and deposits with respect to annuity and other investment-type contracts are reported as premium revenues; whereas, under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.

    BENEFIT RESERVES
    Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

    Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies, annuity and other investment-type contracts are reported as benefits and settlement expenses in the accompanying statements of income; whereas, under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

    REINSURANCE
    Premiums, claims and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. For GAAP, all assets and liabilities related to reinsurance ceded contracts are reported on a gross basis.

    A liability for reinsurance balances has been provided for unsecured policy and contract liabilities and unearned premiums ceded to reinsurers not authorized by the Insurance Department to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to income.

    Commissions on business ceded are reported as income when received rather than deferred and amortized with deferred policy acquisition costs. Business assumed under 100% indemnity reinsurance agreements is accounted for as a purchase for GAAP reporting purposes and the ceding commission represents the purchase price. Under purchase accounting, assets acquired and liabilities assumed are reported at fair value at the date of the transaction and the excess of the purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed is recorded as goodwill. On a statutory-basis, the ceding commission is expensed when paid and reinsurance premiums and benefits are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

    Certain reinsurance contracts meeting risk transfer requirements under statutory-basis accounting practices have been accounted for using traditional reinsurance accounting; whereas, such contracts are accounted for using deposit accounting under GAAP.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    INCOME TAXES
    Deferred income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.

    POLICYHOLDER DIVIDENDS
    Policyholder dividends are recognized when declared rather than over the term of the related policies.

    SURPLUS NOTES DUE TO LNC
    Surplus notes due to LNC are reported as surplus rather than as liabilities. On a statutory-basis, interest on surplus notes is not accrued until approval is received from the Indiana Insurance Commissioner; whereas, under GAAP, interest would be accrued periodically based on the outstanding principal and the interest rate.

    STATEMENTS OF CASH FLOWS
    Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

    A reconciliation of the Company's net income (loss) and capital and surplus determined on a statutory-basis with amounts determined in accordance with GAAP is as follows:

                                              CAPITAL AND SURPLUS             NET INCOME (LOSS)
                                              ----------------------------------------------------------------------
                                              DECEMBER 31                     YEAR ENDED DECEMBER 31
                                              1999            1998            1999            1998            1997
                                              ----------------------------------------------------------------------
                                              (IN MILLIONS)
                                              ----------------------------------------------------------------------
   Amounts reported on a statutory-basis      $ 2,526.5       $ 2,564.5       $   512.9       $(1,150.3)      $392.9
   -----------------------------------------
   GAAP adjustments:
     Deferred policy acquisition costs,
       present value of future profits and
       non-admitted goodwill                    3,628.2         3,085.2           135.0            48.5        (98.9)
      --------------------------------------
     Policy and contract reserves              (1,943.1)       (2,299.9)          (97.9)        1,743.4        (48.6)
      --------------------------------------
     Interest maintenance reserve                  72.3           159.7           (86.6)           24.4         58.7
      --------------------------------------
     Deferred income taxes                        244.5           181.6          (117.4)         (218.6)        70.3
      --------------------------------------
     Policyholders' share of earnings and
       surplus on participating business         (122.7)         (132.8)           (1.8)            3.2          5.3
      --------------------------------------
     Asset valuation reserve                      490.9           484.5              --              --           --
      --------------------------------------
     Net realized gain (loss) on investments     (186.4)         (174.1)          (32.4)         (116.7)       (20.4)
      --------------------------------------
     Unrealized gain (loss) on investments       (555.2)        1,335.1              --              --           --
      --------------------------------------
     Nonadmitted assets, including
       nonadmitted investments                    139.6           119.1              --              --           --
      --------------------------------------
     Investments in subsidiary companies          460.9           490.4            39.1            41.3        (80.5)
      --------------------------------------
     Surplus notes and related interest        (1,250.0)       (1,251.5)            1.5            (1.5)          --
      --------------------------------------
     Other, net                                   (61.0)         (120.1)          129.8           103.6        (35.0)
      --------------------------------------  ---------       ---------       ---------       ---------       ------
   Net increase (decrease)                        918.0         1,877.2           (30.7)        1,627.6       (149.1)
   -----------------------------------------  ---------       ---------       ---------       ---------       ------
   Amounts on a GAAP basis                    $ 3,444.5       $ 4,441.7       $   482.2       $   477.3       $243.8
   -----------------------------------------  =========       =========       =========       =========       ======

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    Other significant accounting practices are as follows:

    INVESTMENTS
    Bonds not backed by loans are principally stated at amortized cost and the discount or premium is amortized using the interest method.

    Mortgage-backed bonds are valued at amortized cost and income is recognized using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.

    Short-term investments include investments with maturities of less than one year at the date of acquisition. The carrying amounts for these investments approximate their fair values.

    Preferred stocks are reported at cost or amortized cost.

    Unaffiliated common stocks are reported at fair value as determined by the Securities Valuation Office of the NAIC and the related unrealized gains (losses) are reported in unassigned surplus without adjustment for federal income taxes.

    Policy loans are reported at unpaid balances.

    The Company uses various derivative instruments as part of its overall liability-asset management program for certain investments and life insurance and annuity products. The Company values all derivative instruments on a basis consistent with that of the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items or deferred in IMR, where applicable, and are amortized over the remaining lives of the hedged items as adjustments to investment income. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The premiums paid for interest rate caps and swaptions are deferred and amortized to net investment income on a straight-line basis over the term of the respective derivative.

    Hedge accounting is applied as indicated above after the Company determines that the items to be hedged expose the Company to interest rate fluctuations, the widening of bond yield spreads over comparable maturity U.S. government obligations and foreign exchange risk. Moreover, the derivatives used are designated as a hedge and reduce the indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period. Should such criteria not be met or if the hedged items are sold, terminated or matured, the change in value of the derivatives is included in net income.

    Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments. Real estate is reported at depreciated cost.

    Realized investment gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds, mortgage loans and common and preferred stocks are credited or charged directly in unassigned surplus.

    LOANED SECURITIES
    Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. In other instances, the Company will hold as collateral securities with a market value at least equal to the securities loaned. Securities held as collateral are not recorded in the Company's balance sheet in accordance with accounting guidance for secured borrowings and collateral. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. The Company values collateral daily and obtains additional collateral when deemed appropriate.

    GOODWILL
    Goodwill, which represents the excess, subject to certain limitations, of the ceding commission over statutory-basis net assets of business purchased

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    under an assumption reinsurance agreement, is amortized on a straight-line basis over ten years.

    PREMIUMS
    Life insurance and annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.

    BENEFITS
    Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Insurance Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death, except for policies issued prior to March 1977. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenerios indicate the need for such reserves. If net premiums exceed the gross premiums on any insurance in-force, additional reserves are established. Benefit reserves for policies underwritten on a substandard basis are determined using the multiple table reserve method.

    The tabular interest, tabular less actual reserves released and tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.

    Liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

    CLAIMS AND CLAIM ADJUSTMENT EXPENSES
    Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. The Company does not discount claims and claim adjustment expense reserves. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claim adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

    REINSURANCE CEDED AND ASSUMED
    Reinsurance premiums, benefits and claims and claim adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Certain business is transacted on a funds withheld basis and investment income on investments managed by the Company are reported in net investment income.

    PENSION BENEFITS
    Costs associated with the Company's defined benefit pension plans are systematically accrued during the expected period of active service of the covered employees.

    INCOME TAXES
    The Company and eligible subsidiaries have elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

    STOCK OPTIONS
    The Company recognizes compensation expense for its stock option incentive plans using the intrinsic value method of accounting. Under the terms of the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    LNC's common stock at the grant date, or other measurement date, over the amount an employee or agent must pay to acquire the stock.

    ASSETS HELD IN SEPARATE ACCOUNTS AND LIABILITIES RELATED TO SEPARATE
    ACCOUNTS
    Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for variable life and variable annuity contracts and for which the contractholder, rather than the Company, bears the investment risk. Separate account assets are reported at fair value. The operations of the separate accounts are not included in the accompanying financial statements. Policy administration and investment management fees charged on separate account policyholder deposits are included in income from separate account investment management and administration service fees. Mortality charges on variable universal life contracts are included in income from expense charges on deposit funds. Fees charged relative to variable annuity and variable universal life administration agreements for separate account products sold by other insurance companies and not recorded on the Company's financial statements are included in income from separate account investment management and administration service fees.

2.  PERMITTED STATUTORY ACCOUNTING PRACTICES
    The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Insurance Department. "Prescribed" statutory accounting practices are interspersed throughout state insurance laws and regulations, the NAIC's ACCOUNTING PRACTICES AND PROCEDURES MANUAL and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future.

    In 1998, the NAIC adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory-basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the state of Indiana must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time, it is anticipated that Indiana will adopt Codification, however, based on current guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS
    The major categories of net investment income are as follows:

                                                                 YEAR ENDED DECEMBER 31
                                                                 1999           1998           1997
                                                                 --------------------------------------
                                                                 (IN MILLIONS)
                                                                 --------------------------------------
   Income:
     Bonds                                                       $1,840.6       $1,714.3       $1,524.4
   ------------------------------------------------------------
     Preferred stocks                                                20.3           19.7           23.5
   ------------------------------------------------------------
     Unaffiliated common stocks                                       6.3           10.6            8.3
   ------------------------------------------------------------
     Affiliated common stocks                                         7.8            5.2           15.0
   ------------------------------------------------------------
     Mortgage loans on real estate                                  321.0          323.6          257.2
   ------------------------------------------------------------
     Real estate                                                     57.8           81.4           92.2
   ------------------------------------------------------------
     Policy loans                                                   101.7           86.5           37.5
   ------------------------------------------------------------
     Other investments                                               50.6           26.5           28.2
   ------------------------------------------------------------
     Cash and short-term investments                                 95.9          104.7           70.3
   ------------------------------------------------------------  --------       --------       --------
   Total investment income                                        2,502.0        2,372.5        2,056.6
   ------------------------------------------------------------
   Expenses:
     Depreciation                                                    14.4           19.3           21.0
   ------------------------------------------------------------
     Other                                                          284.4          246.0          188.5
   ------------------------------------------------------------  --------       --------       --------
   Total investment expenses                                        298.8          265.3          209.5
   ------------------------------------------------------------  --------       --------       --------
   Net investment income                                         $2,203.2       $2,107.2       $1,847.1
   ------------------------------------------------------------  ========       ========       ========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds are summarized as follows:

                                                        COST OR         GROSS            GROSS
                                                        AMORTIZED       UNREALIZED       UNREALIZED       FAIR
                                                        COST            GAINS            LOSSES           VALUE
                                                        -----------------------------------------------------------
                                                        (IN MILLIONS)
                                                        -----------------------------------------------------------
   At December 31, 1999:
     Corporate                                          $17,758.4        $  229.6          $763.0         $17,225.0
      ------------------------------------------------
     U.S. government                                        316.8            29.6            21.5             324.9
      ------------------------------------------------
     Foreign government                                     984.5            49.8            39.9             994.4
      ------------------------------------------------
     Mortgage-backed                                      3,913.7            46.2           139.0           3,820.9
      ------------------------------------------------
     State and municipal                                     11.6              --              .5              11.1
      ------------------------------------------------  ---------        --------          ------         ---------
                                                        $22,985.0        $  355.2          $963.9         $22,376.3
                                                        =========        ========          ======         =========

   At December 31, 1998:
     Corporate                                          $17,658.4        $1,159.8          $148.2         $18,670.0
      ------------------------------------------------
     U.S. government                                        900.7            88.8             3.4             986.1
      ------------------------------------------------
     Foreign government                                     947.8            59.9            61.2             946.5
      ------------------------------------------------
     Mortgage-backed                                      4,312.1           171.6            33.4           4,450.3
      ------------------------------------------------
     State and municipal                                     11.9              .7              --              12.6
      ------------------------------------------------  ---------        --------          ------         ---------
                                                        $23,830.9        $1,480.8          $246.2         $25,065.5
                                                        =========        ========          ======         =========

    The carrying amounts of bonds in the balance sheets at December 31, 1999 and 1998 reflect adjustments of $38,900,000 and $11,800,000, respectively, to decrease amortized cost as a result of the Securities Valuation Office of the NAIC ("SVO") designating certain investments as in or near default.

    A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 1999, by contractual maturity, is as follows:

                                                                 COST OR
                                                                 AMORTIZED       FAIR
                                                                 COST            VALUE
                                                                 -------------------------
                                                                 (IN MILLIONS)
                                                                 -------------------------
   Maturity:
     In 2000                                                     $   598.0       $   599.2
   ------------------------------------------------------------
     In 2001-2004                                                  4,359.8         4,313.4
   ------------------------------------------------------------
     In 2005-2009                                                  6,636.0         6,392.9
   ------------------------------------------------------------
     After 2009                                                    7,477.5         7,249.9
   ------------------------------------------------------------
     Mortgage-backed securities                                    3,913.7         3,820.9
   ------------------------------------------------------------  ---------       ---------
   Total                                                         $22,985.0       $22,376.3
   ------------------------------------------------------------  =========       =========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    The expected maturities may differ from the contractual maturities in the foregoing table because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    Proceeds from sales of investments in bonds during 1999, 1998 and 1997 were $5,351,400,000, $9,395,000,000 and
    $9,715,000,000, respectively. Gross gains during 1999, 1998 and 1997 of $95,400,000, $186,300,000 and $218,100,000,
    respectively, and gross losses of $195,500,000, $138,000,000 and $78,000,000, respectively, were realized on those sales.

    At December 31, 1999 and 1998, investments in bonds, with an admitted asset value of $116,500,000 and $97,800,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

    Unrealized gains and losses on investments in unaffiliated common stocks are reported directly in unassigned surplus and are not reported in the statutory-basis Statements of Operations. The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in unaffiliated common stocks and preferred stocks are as follows:

                                             COST OR    GROSS       GROSS
                                             AMORTIZED  UNREALIZED  UNREALIZED  FAIR
                                             COST       GAINS       LOSSES      VALUE
                                             -----------------------------------------
                                             (IN MILLIONS)
                                             -----------------------------------------
   At December 31, 1999:
     Preferred stocks                         $253.8      $ 1.3       $31.5     $223.6
   ----------------------------------------
     Unaffiliated common stocks                150.4       34.2        17.7      166.9
   ----------------------------------------
   At December 31, 1998:
     Preferred stocks                         $236.0      $ 8.9       $ 2.4     $242.5
   ----------------------------------------
     Unaffiliated common stocks                223.3       62.0        26.0      259.3
   ----------------------------------------

    The carrying amount of preferred stocks in the balance sheets at December 31, 1999 and 1998 reflects adjustments of $4,100,000 and $5,800,000, respectively, to decrease amortized cost as a result of the SVO designating certain investments as low or lower quality.

    During 1999, the minimum and maximum lending rates for mortgage loans were 6.5% and 11.5%, respectively. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    Components of the Company's investments in real estate are summarized as follows:

                                                                 DECEMBER 31
                                                                 1999         1998
                                                                 -------------------
                                                                 (IN MILLIONS)
                                                                 -------------------
   Occupied by the Company:
     Land                                                        $  2.5       $  2.5
   ------------------------------------------------------------
     Buildings                                                     11.1          9.0
   ------------------------------------------------------------
     Less accumulated depreciation                                 (2.2)        (1.7)
   ------------------------------------------------------------  ------       ------
   Net real estate occupied by the Company                         11.4          9.8
   ------------------------------------------------------------
   Other:
     Land                                                          46.2         93.2
   ------------------------------------------------------------
     Buildings                                                    226.8        413.0
   ------------------------------------------------------------
     Other                                                          4.7          7.9
   ------------------------------------------------------------
     Less accumulated depreciation                                (35.1)       (50.1)
   ------------------------------------------------------------  ------       ------
   Net other real estate                                          242.6        464.0
   ------------------------------------------------------------  ------       ------
   Net real estate                                               $254.0       $473.8
   ------------------------------------------------------------  ======       ======

    Net realized capital gains are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                                 1999         1998         1997
                                                                 --------------------------------
                                                                 (IN MILLIONS)
                                                                 --------------------------------
   Net realized capital gains                                    $ 20.8       $179.7       $209.3
   ------------------------------------------------------------
   Less amount transferred to IMR (net of related taxes
   (credits) of ($31.4), $27.3 and $54.0 in 1999, 1998 and
   1997, respectively)                                            (58.3)        50.8        100.2
   ------------------------------------------------------------  ------       ------       ------
                                                                   79.1        128.9        109.1
   Less federal income taxes (credits) on realized gains          (35.3)        82.1         77.8
   ------------------------------------------------------------  ------       ------       ------
   Net realized capital gains after transfer to IMR and taxes
   (credits)                                                     $114.4       $ 46.8       $ 31.3
   ------------------------------------------------------------  ======       ======       ======

4.  SUBSIDIARIES
    The Company owns 100% of the outstanding common stock of four insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn"), Lincoln National Health & Casualty Insurance Company ("LNH&C"), Lincoln National Reassurance Company ("LNRAC") and Lincoln Life & Annuity Company of New York ("LNY"). The Company also owns 100% of the outstanding common stock of four non-insurance company subsidiaries: Lincoln National Insurance Associates ("LNIA"), Sagemark Consulting, Inc. ("Sagemark"), Wakefield Tower Alpha Limited ("Wakefield"), and Lincoln Realty Capital

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

4.  SUBSIDIARIES (CONTINUED)
    Corporation ("LRCC"). The Company also owns 85% of one non-insurance company subsidiary, AnnuityNet, Inc.
    (AnnuityNet). Statutory-basis financial information related to the insurance subsidiaries is summarized as follows (in millions):

                                                              DECEMBER 31, 1999
                                                              ----------------------------------
                                                              FIRST
                                                              PENN      LNH&C   LNRAC   LNY
                                                              ----------------------------------
   Cash and invested assets                                   $1,318.7  $434.6  $443.6  $1,888.6
   ---------------------------------------------------------
   Other assets                                                   40.6   55.5    492.6     403.1
   ---------------------------------------------------------  --------  ------  ------  --------
   Total admitted assets                                      $1,359.3  $490.1  $936.2  $2,291.7
   ---------------------------------------------------------  ========  ======  ======  ========

   Insurance reserves                                         $1,242.2  $394.4  $261.4  $1,802.4
   ---------------------------------------------------------
   Other liabilities                                              44.3   27.9    614.4      25.6
   ---------------------------------------------------------
   Liabilities related to separate accounts                         --     --       --     328.8
   ---------------------------------------------------------
   Capital and surplus                                            72.8   67.8     60.4     134.9
   ---------------------------------------------------------  --------  ------  ------  --------
   Total liabilities and capital and surplus                  $1,359.3  $490.1  $936.2  $2,291.7
   ---------------------------------------------------------  ========  ======  ======  ========

                                                                YEAR ENDED DECEMBER 31, 1999
                                                                -----------------------------------------------
                                                                FIRST
                                                                PENN         LNH&C        LNRAC        LNY
                                                                -----------------------------------------------
   Revenues                                                     $332.7       $263.3       $ 88.4       $  313.3
   -----------------------------------------------------------
   Expenses                                                      329.0       346.9          75.4          291.4
   -----------------------------------------------------------
   Net realized gains (losses)                                      --          --            .2           (2.0)
   -----------------------------------------------------------  ------       ------       ------       --------
   Net income (loss)                                            $  3.7       $(83.6)      $ 13.2       $   19.9
   -----------------------------------------------------------  ======       ======       ======       ========

                                                               DECEMBER 31, 1998
                                                               ----------------------------------
                                                               FIRST
                                                               PENN      LNH&C   LNRAC   LNY
                                                               ----------------------------------
   Cash and invested assets                                    $1,221.1  $333.9  $403.6  $1,938.0
   ----------------------------------------------------------
   Other assets                                                    40.3   31.3   490.0      270.2
   ----------------------------------------------------------  --------  ------  ------  --------
   Total admitted assets                                       $1,261.4  $365.2  $893.6  $2,208.2
   ----------------------------------------------------------  ========  ======  ======  ========

   Insurance reserves                                          $1,149.8  $266.3  $281.8  $1,814.5
   ----------------------------------------------------------
   Other liabilities                                               42.0   24.0   553.7       45.1
   ----------------------------------------------------------
   Liabilities related to separate accounts                          --     --      --      236.9
   ----------------------------------------------------------
   Capital and surplus                                             69.6   74.9    58.1      111.7
   ----------------------------------------------------------  --------  ------  ------  --------
   Total liabilities and capital and surplus                   $1,261.4  $365.2  $893.6  $2,208.2
   ----------------------------------------------------------  ========  ======  ======  ========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

4.  SUBSIDIARIES (CONTINUED)

                                                                YEAR ENDED DECEMBER 31, 1998
                                                                ---------------------------------
                                                                FIRST
                                                                PENN    LNH&C    LNRAC   LNY
                                                                ---------------------------------
   Revenues                                                     $310.4  $ 165.0  $150.3  $1,402.6
   -----------------------------------------------------------
   Expenses                                                      310.6    164.4  139.5    1,656.1
   -----------------------------------------------------------
   Net realized gains (losses)                                    (0.3)     0.9   (0.1)      (0.7)
   -----------------------------------------------------------  ------  -------  ------  --------
   Net income (loss)                                            $ (0.5) $   1.5  $10.7   $ (254.2)
   -----------------------------------------------------------  ======  =======  ======  ========

    AnnuityNet was formed in 1998 for the distribution of variable annuities over the Internet and is valued on the equity method (at 85% of GAAP equity) with an admitted asset value of $2,400,000 at December 31, 1999. LNIA was purchased in 1998 for $600,000 and is valued on the equity method with an admitted asset value of $800,000 at December 31, 1999. Sagemark is a broker dealer and was acquired in connection with a reinsurance transaction completed in 1998. Sagemark is valued on the equity method with an admitted asset value of $6,400,000 at December 31, 1999. Wakefield was formed in 1999 to engage in the ownership and management of investments and is valued on the equity method with an admitted asset value of $248,300,000. Wakefield's assets as of December 31, 1999 consist entirely of investments in bonds. LRCC was formed in 1999 to engage in the management of certain real estate investments. It was capitalized with cash and three real estate investments of $12,700,000 and is valued on the equity method with an admitted asset value of $10,900,000.

    The carrying value of all affiliated common stocks, was $604,700,000 and $322,100,000 at December 31, 1999 and 1998,
    respectively. The insurance affiliates are carried at statutory-basis net equity while other affiliates are recorded at GAAP-basis net equity, adjusted for certain items which would be non-admitted under statutory accounting principles. The cost basis of investments in subsidiaries as of December 31, 1999 and 1998 was $970,700,000 and
    $631,100,000, respectively.

    During 1999, 1998 and 1997 the Company's insurance subsidiaries paid dividends of $5,200,000, $5,200,000 and $15,000,000, respectively.

5.  FEDERAL INCOME TAXES
    The effective federal income tax rate in the accompanying Statements of Operations differs from the prevailing statutory tax rate principally due to tax-exempt investment income, dividends received tax deductions and differences between statutory accounting and tax return recognition relative to policy acquisition costs, policy and contract liabilities and reinsurance ceding commissions.

    In 1999, 1998 and 1997, federal income tax expense (benefit) incurred totaled $85,400,000, ($141,000,000) and
    $78,300,000, respectively. In 1999, capital losses of $151,700,000 were incurred, and carried back to recover taxes paid in prior years.

    The Company paid $45,300,000, $2,300,000 and $164,500,000 to
    LNC in 1999, 1998 and 1997, respectively, in federal income taxes.

    Under prior income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." The Company has approximately $187,000,000 of untaxed "Policyholders' Surplus" on which no payment of federal

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

5.  FEDERAL INCOME TAXES (CONTINUED)
    income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the passage of unfavorable legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future and no related tax liability has been recognized. If the entire balance of the account became taxable under the current federal income tax rate, the tax would be approximately $65,500,000.

6.  SUPPLEMENTAL FINANCIAL DATA
    The balance sheet caption "Reinsurance recoverable" includes amounts recoverable from other insurers for claims paid by the Company. The balance sheet caption, "Future policy benefits and claims," and the balance sheet caption "Other policyholder funds" have been reduced for insurance ceded as follows:

                                                                 DECEMBER 31
                                                                 1999           1998
                                                                 -----------------------
                                                                 (IN MILLIONS)
                                                                 -----------------------
   Insurance ceded                                               $5,340.0       $4,081.8
   ------------------------------------------------------------
   Amounts recoverable from other insurers                           81.2           79.9
   ------------------------------------------------------------

    Reinsurance transactions, excluding assumption reinsurance, included in the income statement caption, "Premiums and deposits," are as follows:

                                                                 YEAR ENDED DECEMBER 31
                                                                 1999           1998           1997
                                                                 ------------------------------------
                                                                 (IN MILLIONS)
                                                                 ------------------------------------
   Insurance assumed                                             $2,606.5       $9,018.9       $727.2
   ------------------------------------------------------------
   Insurance ceded                                                1,675.1          877.1        302.9
   ------------------------------------------------------------  --------       --------       ------
   Net amount included in premiums                               $  931.4       $8,141.8       $424.3
   ------------------------------------------------------------  ========       ========       ======

    The income statement caption, "Benefits and settlement expenses," is net of reinsurance recoveries of $2,609,000,000, $2,098,800,000 and $1,240,500,000 for 1999,
    1998 and 1997, respectively.

    Details underlying the balance sheet caption "Other policyholder funds" are as follows:

                                                                 DECEMBER 31
                                                                 1999            1998
                                                                 -------------------------
                                                                 (IN MILLIONS)
                                                                 -------------------------
   Premium deposit funds                                         $16,208.3       $16,285.2
   ------------------------------------------------------------
   Undistributed earnings on participating business                  346.9           348.4
   ------------------------------------------------------------
   Other                                                              34.3            13.9
   ------------------------------------------------------------  ---------       ---------
                                                                 $16,589.5       $16,647.5
                                                                 =========       =========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

6.  SUPPLEMENTAL FINANCIAL DATA (CONTINUED)
    Deferred and uncollected life insurance premiums and annuity considerations included in the balance sheet caption, "Premiums and fees in course of collection," are as follows:

                                                                 DECEMBER 31, 1999
                                                                 ---------------------------------
                                                                                           NET OF
                                                                 GROSS       LOADING       LOADING
                                                                 ---------------------------------
                                                                 (IN MILLIONS)
                                                                 ---------------------------------
   Ordinary new business                                         $10.8        $ 7.3         $ 3.5
   ------------------------------------------------------------
   Ordinary renewal                                               54.2          6.8          47.4
   ------------------------------------------------------------
   Group life                                                     13.7           .1          13.6
   ------------------------------------------------------------  -----        -----         -----
                                                                 $78.7        $14.2         $64.5
                                                                 =====        =====         =====

                                                                 DECEMBER 31, 1998
                                                                 ---------------------------------
                                                                                           NET OF
                                                                 GROSS       LOADING       LOADING
                                                                 ---------------------------------
                                                                 (IN MILLIONS)
                                                                 ---------------------------------
   Ordinary new business                                         $ 9.5        $ 3.4         $ 6.1
   ------------------------------------------------------------
   Ordinary renewal                                              (13.7)        11.3         (25.0)
   ------------------------------------------------------------
   Group life                                                     14.2           .2          14.0
   ------------------------------------------------------------  -----        -----         -----
                                                                 $10.0        $14.9         $(4.9)
                                                                 =====        =====         =====

7.  ANNUITY RESERVES
    At December 31, 1999, the Company's annuity reserves and deposit fund liabilities, including separate accounts, that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

                                                                 AMOUNT          PERCENT
                                                                 -----------------------
                                                                 (IN MILLIONS)
                                                                 -----------------------
   Subject to discretionary withdrawal with adjustment:
     With market value adjustment                                $ 2,427.7           4%
   ------------------------------------------------------------
     At book value, less surrender charge                          2,237.3           3
   ------------------------------------------------------------
     At market value                                              44,076.2          68
   ------------------------------------------------------------  ---------         ---
                                                                  48,741.2          75
   Subject to discretionary withdrawal without adjustment at
   book value with minimal or no charge or adjustment             13,486.5          21
   ------------------------------------------------------------
   Not subject to discretionary withdrawal                         2,622.4           4
   ------------------------------------------------------------  ---------         ---
   Total annuity reserves and deposit fund                        64,850.1         100%
   ------------------------------------------------------------                    ===
   Less reinsurance                                                1,548.0
   ------------------------------------------------------------  ---------
   Net annuity reserves and deposit fund liabilities, including
   separate accounts                                             $63,302.1
   ------------------------------------------------------------  =========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

8.  CAPITAL AND SURPLUS
    In 1998, the Company issued two surplus notes to LNC in return for cash of $1,250,000,000. The first note for $500,000,000 was issued to LNC in connection with the CIGNA Corporation ("CIGNA")indemnity reinsurance transaction on January 5, 1998. This note calls for the Company to pay the principal amount of the notes on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note, but not before January 5, 2003. Any payment of interest or repayment of principal may be paid only out of the Company's earnings, only if the Company's surplus exceeds specified levels ($2,315,700,000 at December 31, 1999), and subject to approval by the Indiana Insurance Commissioner.

    The second note for $750,000,000 was issued on December 18, 1998 to LNC in connection with the Aetna, Inc. ("Aetna") indemnity reinsurance transaction. This note calls for the Company to pay the principal amount of the notes on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note, but not before December 18, 2003. Any payment of interest or repayment of principal may be paid only out of the Company's earnings, only if the Company's surplus exceeds specified levels ($2,379,600,000 at December 31, 1999), and subject to approval by the Indiana Insurance Commissioner.

    A summary of the terms of these surplus notes follows (in millions):

                                                     PRINCIPAL                     INCEPTION       ACCRUED
                                                   OUTSTANDING AT                   TO DATE      INTEREST AT
                                     PRINCIPAL      DECEMBER 31,   CURRENT YEAR    INTEREST     DECEMBER 31,
  DATE ISSUED                      AMOUNT OF NOTE       1999       INTEREST PAID     PAID           1999
  -----------                      --------------  --------------  -------------  -----------  ---------------
  January 5, 1998                   $     500.0      $     500.0    $     32.8    $     65.1   $            --
  -------------------------------
  December 18, 1998                       750.0            750.0          46.7          46.7                --
  -------------------------------

    Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 1999, the Company exceeds the RBC requirements.

    The payment of dividends by the Company is limited and cannot be made except from earned profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the Indiana Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations. In January 1998, the Company assumed a block of individual life insurance and annuity business from CIGNA and in October 1998, the Company assumed a block of individual life insurance business from Aetna (SEE NOTE 10). The statutory accounting regulations do not allow goodwill to be recognized on indemnity reinsurance transactions and therefore, the related ceding commission was expensed in the accompanying Statement of Operations and resulted in the reduction of unassigned surplus. As a result of these transactions, the Company's statutory-basis unassigned surplus is negative as of December 31, 1999 and it will be necessary for the Company to obtain prior approval of the Indiana Insurance Commissioner before paying any dividends to LNC until such time as statutory-basis unassigned surplus is positive. The time frame for unassigned surplus to return to a positive position is dependent upon future statutory earnings and dividends paid to LNC. Although no assurance can be given, management believes that the approvals for the payment of such dividends in amounts consistent with those paid in the past can be obtained.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

9.  EMPLOYEE BENEFIT PLANS
    LNC maintains defined benefit pension plans for its employees (including Company employees) and a defined contribution plan for the Company's agents. LNC also maintains 401(k) plans, deferred compensation plans and postretirement medical and life insurance plans for its employees and agents (including the Company's employees and agents). Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full premium costs. This change to the plan resulted in a one-time curtailment gain of $1,400,000 in 1999. The aggregate expenses and accumulated obligations for the Company's portion of these plans are not material to the Company's statutory-basis financial Statements of Operations or financial position for any of the periods shown.

    LNC has various incentive plans for key employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options granted under the stock option incentive plans are at the market value at the date of grants and, subject to termination of employment, expire ten years from the date of grant. Such options are transferable only upon death and are exercisable one year from the date of grant for options issued prior to 1992. Options issued subsequent to 1991 are exercisable in 25% increments on the option issuance anniversary in the four years following issuance.

    As of December 31, 1999, there were 2,072,087 and 1,397,005 shares of LNC common stock subject to options granted to Company employees and agents, respectively, under the stock option incentive plans of which 919,749 and 241,097, respectively, were exercisable on that date. The exercise prices of the outstanding options range from $12.50 to $56.75. During 1999, 1998 and 1997, there were 318,421, 136,469 and 170,789 options exercised, respectively, and 82,024, 18,288 and 1,846 options forfeited, respectively.

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES
    DISABILITY INCOME CLAIMS
    The liability for disability income claims net of the related asset for amounts recoverable from reinsurers at December 31, 1999 and 1998 is $221,600,000 and $670,100,000, respectively. This liability is based on the assumption that the recent experience will continue in the future. If incidence levels and/or claim termination rates fluctuate significantly from the assumptions underlying reserves, adjustments to reserves could be required in the future. Accordingly, this liability may prove to be deficient or excessive. The Company reviews reserve levels on an ongoing basis. However, it is management's opinion that such future development will not materially affect the financial position of the Company.

    During 1997, the Company conducted an in-depth review of loss experience on its disability income business. As a result of this study, the reserve level was deemed to be inadequate to meet future obligations if current incident levels were to continue in the future. In order to address this situation, the Company strengthened its disability income reserves by $80,000,000 in 1997.

    PERSONAL ACCIDENT PROGRAMS
    In the past, the Company and its wholly owned subsidiary, LNH&C, accepted personal accident reinsurance programs from other insurance companies. Most of these programs were presented by independent brokers who represented the ceding companies. Certain excess-of-loss personal accident reinsurance programs created in the London market during 1993 through 1996 have produced and have potential to produce significant losses. The liabilities for these programs, net of related assets recoverable from reinsurers, were $174,700,000 and $177,400,000 at December 31, 1999 and 1998, respectively.

    Settlement activities relating to the Company's participation in workers' compensation carve-out (i.e., life and health risks associated with workers' compensation coverage) programs managed by Unicover Managers, Inc. have allowed the Company to evaluate the possibility of settlements and to estimate its potential costs to settle Unicover-related exposures. As of December 31, 1999, a liability of $62,200,000 has been established for the

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) settlement of the Company's exposure to the Unicover programs.

    These amounts are based on various estimates that are subject to considerable uncertainty. Accordingly, the liabilities may prove to be deficient or excessive. However, it is management's opinion that future developments in these programs will not materially affect the financial position of the Company.

    HMO EXCESS-OF-LOSS REINSURANCE PROGRAMS
    In light of the continued volatility in the HMO excess-of-loss line of business, LNH&C discontinued writing new HMO excess-of-loss reinsurance programs in the third quarter of 1999. The liability for HMO claims, net of the related assets for amounts recoverable from reinsurers, was $101,900,000 and $55,900,000 at December 31, 1999 and 1998, respectively. LNH&C reviews reserve levels on an ongoing basis. The liability is based on the assumption that recent experience will continue in the future. If claims and loss ratios fluctuate significantly from the assumptions underlying the reserves, adjustments to reserves could be required in the future. Accordingly, the liability may prove to be deficient or excessive. However, it is management's opinion that such future developments will not materially affect the financial position of the Company.

    MARKETING AND COMPLIANCE MATTERS
    Regulators continue to focus on market conduct and compliance issues. Under certain circumstances, companies operating in the insurance and financial services markets have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor the Company's sales materials and compliance procedures and is making an extensive effort to minimize any potential liability. Due to the uncertainty surrounding such matters, it is not possible to provide a meaningful estimate of the range of potential outcomes at this time; however, it is management's opinion that such future development will not materially affect the financial position of the Company.

    GROUP PENSION ANNUITIES
    The liabilities for guaranteed interest and group pension annuity contracts, which are no longer being sold by the Company, are supported by a single portfolio of assets that attempts to match the duration of these liabilities. Due to the long-term nature of group pension annuities and the resulting inability to exactly match cash flows, a risk exists that future cash flows from investments will not be reinvested at rates as high as currently earned by the portfolio. Accordingly, these liabilities may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company.

    LEASES
    The Company leases its home office properties through sale-leaseback agreements. The agreements provide for a 25 year lease period with options to renew for six additional terms of five years each. The agreements also provide the Company with the right of first refusal to purchase the properties during the term of the lease, including renewal periods, at a price as defined in the agreements. The Company also has the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease ending in 2009 or on the last day of any of the renewal periods.

    Total rental expense on operating leases in 1999, 1998 and 1997 was $38,900,000, $34,000,000 and $29,300,000, respectively. Future minimum rental commitments are as follows (in millions):

   2000                              $ 28.7
   --------------------------------
   2001                                28.8
   --------------------------------
   2002                                27.5
   --------------------------------
   2003                                26.2
   --------------------------------
   2004                                26.5
   --------------------------------
   Thereafter                         123.5
   --------------------------------  ------
                                     $261.2
                                     ======

    INFORMATION TECHNOLOGY COMMITMENT
    In February 1998, the Company signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) operations. Total costs incurred in 1999 and 1998 were $67,400,000 and $54,800,000, respectively. Future minimum annual costs range from $33,600,000 to $56,800,000, however future costs are dependent on usage and could exceed these amounts.

    INSURANCE CEDED AND ASSUMED
    The Company cedes insurance to other companies, including certain affiliates. The portion of risks exceeding the Company's retention limit is reinsured with other insurers. The Company limits its maximum coverage that it retains on an individual to $10,000,000. Portions of the Company's deferred annuity business have also been coinsured with other companies to limit its exposure to interest rate risks. At December 31, 1999, the reserves associated with these reinsurance arrangements totaled $1,422,800,000. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The Company remains liable if its reinsurers are unable to meet their contractual obligations under the applicable reinsurance agreements.

    Proceeds from the sale of common stock of American States Financial Corporation ("American States") and proceeds from the January 5, 1998 surplus note, were used to finance an indemnity reinsurance transaction whereby the Company and LNY reinsured 100% of a block of individual life insurance and annuity business from CIGNA. The Company paid $1,264,400,000 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $1,127,700,000 in 1998, which is included in the Statement of Operations line item "Underwriting, acquisition, insurance and other expenses." At the time of closing, this block of business had statutory liabilities of $4,780,300,000 that became the Company's obligation. The Company also received assets, measured on a historical statutory-basis, equal to the liabilities.

    In connection with the completion of the CIGNA reinsurance transaction, the Company recorded a charge of $31,000,000 to cover certain costs of integrating the existing operations with the new block of business.

    In 1999, the Company and CIGNA reached an agreement through arbitration on the final statutory-basis values of the assets and liabilities reinsured. As a result, the Company's ceding commission for this transaction was reduced by $58.6 million.

    Subsequent to this transaction, the Company and LNY announced that they had reached an agreement to sell the administration rights to a variable annuity portfolio that had been acquired as part of the block of business assumed on January 2, 1998. This sale closed on October 12, 1998 with an effective date of September 1, 1998.

    On October 1, 1998, the Company and LNY entered into an indemnity reinsurance transaction whereby the Company and LNY reinsured 100% of a block of individual life insurance business from Aetna. The Company paid $856,300,000 to Aetna on October 1, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $815,300,000 in 1998, which is included in the Statement of Operations line item "Underwriting, acquisition, insurance and other expenses." At the time of closing, this block of business had statutory liabilities of $2,813,800,000 that became the Company's obligation. The Company also received assets, measured on a historical statutory-basis, equal to the liabilities. The Company financed this reinsurance transaction with proceeds from short-term debt borrowings from LNC until the December 18, 1998 surplus note was approved by the Insurance Department. Subsequent to the Aetna transaction, the Company and LNY announced that they had reached an agreement to retrocede the sponsored life business assumed for $87,600,000. The retrocession agreement closed on October 14, 1998 with an effective date of October 1, 1998.

    On November 1, 1999, the Company closed its previously announced agreement to transfer a block of disability income business to MetLife. Under this indemnity reinsurance agreement, the Company transferred $490,800,000 of cash to MetLife representing the statutory reserves transferred on this business less $17,800,000 of purchase price consideration. A gain on the reinsurance transaction of $71,800,000 was recorded directly in unassigned

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) surplus and will be recognized in statutory earnings over the life of the business.

    The Company assumes insurance from other companies, including certain affiliates. At December 31, 1999, the Company provided $270,000,000 of statutory-basis surplus relief to other insurance companies under reinsurance transactions. The Company retroceded 100% of this accepted surplus relief to its off-shore reinsurance affiliates. Generally, such amounts are offset by corresponding receivables from the ceding company, which are secured by future profits on the reinsured business. However, the Company is subject to the risk that the ceding company may become insolvent and the right of offset would not be permitted.

    The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $17,300,000 and $43,400,000 at December 31, 1999 and 1998, respectively.

    VULNERABILITY FROM CONCENTRATIONS
    At December 31, 1999, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 1999, 29% of such mortgages ($1,212,700,000) involved properties located in Texas and California. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $70,000,000.

    At December 31, 1999, the Company did not have a concentration of:
    1) business transactions with a particular customer, lender or distributor;
    2) revenues from a particular product or service; 3) sources of supply of labor or services used in the business; or 4) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial condition.

    OTHER CONTINGENCY MATTERS
    The Company is involved in various pending or threatened legal proceedings arising from the conduct of business. Most of these proceedings are routine in the ordinary course of business. The Company maintains professional liability insurance coverage for certain claims in excess of $5,000,000. The degree of applicability of this coverage will depend on the specific facts of each proceeding. In some instances, these proceedings include claims for compensatory and punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these proceedings will not have a material adverse affect on the financial position of the Company.

    With the recent filing of a lawsuit alleging fraud in the sale of interest sensitive universal and whole life insurance policies, the Company now has several such actions pending. While each of these lawsuits seeks class action status, the court has not certified a class in any of them. In each of these lawsuits, plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class. While relief sought in these lawsuits is substantial, they are in the discovery stages of litigation, and it is premature to make assessments about potential loss, if any. Management intends to defend these lawsuits vigorously. The amount of liability, if any, which may arise as a result of these lawsuits cannot be reasonably estimated at this time. In another lawsuit, a settlement has been preliminarily approved by the court, and a class has been conditionally certified for settlement purposes. Two other similar lawsuits previously have been resolved and dismissed.

    The number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

    GUARANTEES
    The Company has guarantees with off-balance-sheet risks whose contractual amounts represent

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) credit exposure. Outstanding guarantees with off-balance-sheet risks at December 31, 1999 relate to mortgage loan pass-through certificates. The Company has sold commercial mortgage loans through grantor trusts that issued pass-through certificates. The Company has agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. The outstanding guarantees as of December 31, 1999 and 1998 were $25,900,000 and $30,900,000, respectively.
    It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default the impact would not be material to the Company. Accordingly, both the carrying value and fair value of these guarantees is zero at December 31, 1999 and 1998.

    DERIVATIVES
    The Company has derivatives with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. The Company has entered into derivative transactions to reduce its exposure to fluctuations in interest rates, the widening of bond yield spreads over comparable maturity U.S. government obligations, commodity risk, credit risk and foreign exchange risks. In addition, the Company is subject to the risks associated with changes in the value of its derivatives; however, such changes in value generally are offset by changes in the value of the items being hedged by such contracts.

    Outstanding derivatives with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                 ASSETS (LIABILITIES)
                                                                 ---------------------------------
                                             NOTIONAL OR         CARRYING  FAIR    CARRYING  FAIR
                                             CONTRACT AMOUNTS    VALUE     VALUE   VALUE     VALUE
                                             -----------------------------------------------------
                                             DECEMBER 31         DECEMBER 31       DECEMBER 31
                                             1999      1998      1999      1999    1998      1998
                                             -----------------------------------------------------
                                             (IN MILLIONS)
                                             -----------------------------------------------------
   Interest rate derivatives:
     Interest rate cap agreements            $2,508.8  $4,108.8   $ 5.2    $  3.2   $ 9.3    $  .9
          ---------------------------------
     Swaptions                                1,837.5   1,899.5    12.2      10.8    16.2      2.5
          ---------------------------------
     Interest rate swaps                        630.9     258.3      --     (19.5)     --      9.9
          ---------------------------------
     Put options                                 21.3      21.3      --       1.9      --      2.2
          ---------------------------------  --------  --------   -----    ------   -----    -----
                                              4,998.5   6,287.9    17.4      (3.6)   25.5     15.5
   Foreign currency derivatives:
     Forward contracts                             --       1.5      --        --      --       --
          ---------------------------------
     Foreign currency swaps                      44.2      47.2      --       (.4)     --       .3
          ---------------------------------  --------  --------   -----    ------   -----    -----
                                                 44.2      48.7      --       (.4)     --       .3
   Commodity derivatives:
     Commodity swaps                               --       8.1      --        --      --      2.4
          ---------------------------------  --------  --------   -----    ------   -----    -----
                                             $5,042.7  $6,344.7   $17.4    $ (4.0)  $25.5    $18.2
                                             ========  ========   =====    ======   =====    =====

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)
    A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts at December 31 is as follows:

                                                            INTEREST RATE CAPS            SWAPTIONS
                                                            -----------------------------------------------------
                                                            1999           1998           1999           1998
                                                            -----------------------------------------------------
                                                            (IN MILLIONS)
                                                            -----------------------------------------------------
   Balance at beginning of year                             $4,108.8       $4,900.0       $1,899.5       $1,752.0
   -------------------------------------------------------
   New contracts                                                  --          708.8             --          218.3
   -------------------------------------------------------
   Terminations and maturities                              (1,600.0)      (1,500.0)         (62.0)         (70.8)
   -------------------------------------------------------  --------       --------       --------       --------
   Balance at end of year                                   $2,508.8       $4,108.8       $1,837.5       $1,899.5
   -------------------------------------------------------  ========       ========       ========       ========

                                                                      INTEREST RATE SWAPS
                                                                      -----------------------
                                                                      1999          1998
                                                                      -----------------------
   Balance at beginning of year                                       $ 258.3       $    10.0
   ------------------------------------------------------------
   New contracts                                                        482.4         2,226.6
   ------------------------------------------------------------
   Terminations and maturities                                         (109.8)       (1,978.3)
   ------------------------------------------------------------       -------       ---------
   Balance at end of year                                             $ 630.9       $   258.3
   ------------------------------------------------------------       =======       =========

                                                                                         COMMODITY
                                                                 PUT OPTIONS             SWAPS
                                                                 ----------------------------------------
                                                                 1999        1998        1999        1998
                                                                 ----------------------------------------
   Balance at beginning of year                                  $21.3       $  --       $ 8.1       $ --
   ------------------------------------------------------------
   New contracts                                                    --        21.3          --        8.1
   ------------------------------------------------------------
   Terminations and maturities                                      --          --        (8.1)        --
   ------------------------------------------------------------  -----       -----       -----       ----
   Balance at end of year                                        $21.3       $21.3       $  --       $8.1
   ------------------------------------------------------------  =====       =====       =====       ====

                                                                 FOREIGN CURRENCY DERIVATIVES
                                                                 (FOREIGN INVESTMENTS)
                                                                 -------------------------------------------
                                                                                           FOREIGN CURRENCY
                                                                                           SWAPS
                                                                 FOREIGN EXCHANGE
                                                                 -------------------------------------------
                                                                 FORWARD CONTRACTS
                                                                 1999        1998          1999        1998
                                                                 -------------------------------------------
                                                                 (IN MILLIONS)
                                                                 -------------------------------------------
   Balance at beginning of year                                  $ 1.5       $ 163.1       $47.2       $15.0
   ------------------------------------------------------------
   New contracts                                                   2.7         419.8          --        39.2
   ------------------------------------------------------------
   Terminations and maturities                                    (4.2)       (581.4)       (3.0)       (7.0)
   ------------------------------------------------------------  -----       -------       -----       -----
   Balance at end of year                                        $  --       $   1.5       $44.2       $47.2
   ------------------------------------------------------------  =====       =======       =====       =====

    INTEREST RATE CAP AGREEMENTS
    The interest rate cap agreements, which expire in 2000 through 2006, entitle the Company to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of the Company's interest rate cap agreement program is to protect its annuity line of business from the effect of rising interest rates. The

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) premium paid for the interest rate caps is included in other investments (amortized costs of $5.2 million as of December 31, 1999) and is being amortized over the terms of the agreements. This amortization is included in net investment income.
    SWAPTIONS
    Swaptions, which expire in 2000 through 2003, entitle the Company to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of the Company's swaption program is to protect its annuity line of business from the effect of rising interest rates. The premium paid for the swaptions is included in other investments (amortized cost of $12.2 million as of December 31, 1999) and is being amortized over the terms of the agreements. This amortization is included in net investment income.
    SPREAD LOCK AGREEMENTS
    Spread-lock agreements provide for a lump sum payment to or by the Company, depending on whether the spread between the swap rate and a specified government security is larger or smaller than a contractually specified spread. Cash payments are based on the product of the notional amount, the spread between the swap rate and the yield of an equivalent maturity government security and the price sensitivity of the swap at that time. The purpose of the Company's spread-lock program is to protect a portion of its fixed maturity securities against widening of spreads. While spreadlocks are used periodically, there are no spreadlock agreements outstanding at December 31, 1999.
    INTEREST RATE SWAP AGREEMENTS
    The Company uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price, level, performance or value of one or more underlying interest rates. The Company is required to pay the counterparty to the agreement the stream of variable interest payments based on the coupon payments hedged bonds, and in turn, receives a fixed payment from the counterparty at a predetermined interest rate. The net receipts/payments from interest rate swaps are recorded in net investment income. The Company also uses interest rate swap agreements to hedge its exposure to interest rate fluctuations related to the anticipated purchase of assets to support newly acquired blocks of business or to extend the duration of certain portfolios of assets. Once the assets are purchased the gains (losses) resulting from the termination of the swap agreements will be applied to the basis of the assets. The gains (losses) will be recognized in earnings over the life of the assets. The anticipated purchase of assets related to extending the duration of certain portfolios of assets is expected to be completed in 2000.
    PUT OPTIONS
    The Company uses put options, combined with various perpetual fixed income securities, and interest rate swaps to replicate fixed income, fixed maturity investments. The risk being hedged is a drop in bond prices due to credit concerns with international bond issuers. The put options allow the Company to put the bonds back to the counterparties at original par.
    FOREIGN CURRENCY DERIVATIVES
    The Company uses a combination of foreign exchange forward contracts and foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. The foreign currency forward contracts obligate the Company to deliver a specified amount of currency at a future date at a specified exchange rate. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a fixed rate of exchange in the future.
    COMMODITY SWAPS
    The Company used a commodity swap to hedge its exposure to fluctuations in the price of gold. A commodity swap is a contractual agreement to exchange a certain amount of a particular commodity for a fixed amount of cash. The Company owned a fixed income security that met its coupon

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) payment obligations in gold bullion. The Company is obligated to pay to the counterparty the gold bullion, and in return, receives from the counterparty a stream of fixed income payments. The fixed income payments were the product of the swap notional multiplied by the fixed rate stated in the swap agreement. The net receipts or payments from commodity swaps were recorded in net investment income. The fixed income security was called in the third quarter of 1999 and the commodity swap expired.
    ADDITIONAL DERIVATIVE INFORMATION
    Expenses for the agreements and contracts described above amounted to $6,200,000, $10,000,000 and $7,000,000 in 1999, 1998 and 1997, respectively.
    Deferred gains of $100,000 as of December 31, 1999, were the result of terminated interest rate swaps. These gains are included with the related fixed maturity securities to which the hedge applied or as deferred liabilities and are being amortized over the life of such securities.
    The Company is exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, the Company does not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in the Company's favor. At
    December 31, 1999, the exposure was $8,500,000.
11. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.
    BONDS AND UNAFFILIATED COMMON STOCK
    Fair values of bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values of unaffiliated common stocks are based on quoted market prices.
    PREFERRED STOCK
    Fair values of preferred stock are based on quoted market prices, where available. For preferred stock not actively traded, fair values are based on values of issues of comparable yield and quality.
    MORTGAGE LOANS ON REAL ESTATE
    The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price; or 3) the fair value of the collateral if the loan is collateral dependent.
    POLICY LOANS
    The estimated fair values of investments in policy loans are calculated on a composite discounted cash flow basis using
    Treasury interest rates consistent with the maturity durations assumed. These durations are based on historical experience.
    OTHER INVESTMENTS AND CASH AND SHORT-TERM INVESTMENTS
    The carrying values for assets classified as other investments and cash and short-term investments in the accompanying statutory-basis balance sheets approximate their fair value.
    INVESTMENT-TYPE INSURANCE CONTRACTS
    The balance sheet captions, "Future policy benefits and claims" and "Other policyholder funds," include investment type insurance contracts (i.e.,

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) deposit contracts and guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.
    The remainder of the balance sheet captions "Future policy benefits and claims" and "Other policyholder funds," that do not fit the definition of "investment-type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by the Company. It is the Company's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's capital and surplus determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed.
    SHORT-TERM DEBT
    For short-term debt, the carrying value approximates fair value.
    SURPLUS NOTES DUE TO LNC
    Fair values for surplus notes are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.
    GUARANTEES
    The Company's guarantees include guarantees related to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status, which indicates none of the loans are delinquent, the fair value liability for the guarantees related to the mortgage loan pass-through certificates is zero.
    DERIVATIVES
    The Company employs several different methods for determining the fair value of its derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on quoted market prices for the foreign currency exchange contracts and industry standard models that are commercially available for interest rate cap agreements, swaptions, spread lock agreements, interest rate swaps, commodity swaps and put options.
    INVESTMENT COMMITMENTS
    Fair values for commitments to make investment in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates would take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments. SEPARATE ACCOUNTS
    Assets held in separate accounts are reported in the accompanying statutory-basis balance sheets at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                    DECEMBER 31
                                                    -------------------------------------------------------------
                                                    1999                              1998
                                                    -------------------------------------------------------------
                                                    CARRYING                          CARRYING
   ASSETS (LIABILITIES)                             VALUE            FAIR VALUE       VALUE            FAIR VALUE
   --------------------------------------------------------------------------------------------------------------
                                                    (IN MILLIONS)
                                                    -------------------------------------------------------------
   Bonds                                            $ 22,985.0       $ 22,376.3       $ 23,830.9       $ 25,065.5
   -----------------------------------------------
   Preferred stocks                                      253.8            223.6            236.0            242.5
   -----------------------------------------------
   Unaffiliated common stocks                            166.9            166.9            259.3            259.3
   -----------------------------------------------
   Mortgage loans on real estate                       4,211.5          4,104.0          3,932.9          4,100.1
   -----------------------------------------------
   Policy loans                                        1,652.9          1,770.5          1,606.0          1,685.9
   -----------------------------------------------
   Other investments                                     426.6            426.6            434.4            434.4
   -----------------------------------------------
   Cash and short-term investments                     1,409.2          1,409.2          1,725.4          1,725.4
   -----------------------------------------------
   Investment-type insurance contracts:
     Deposit contracts and certain guaranteed
       interest contracts                            (17,730.4)       (17,364.3)       (17,845.8)       (17,486.4)
      --------------------------------------------
     Remaining guaranteed interest and similar
       contracts                                        (454.7)          (465.1)          (714.4)          (738.2)
      --------------------------------------------
   Short-term debt                                      (205.0)          (205.0)          (140.0)          (140.0)
   -----------------------------------------------
   Surplus notes due to LNC                           (1,250.0)        (1,022.1)        (1,250.0)        (1,335.1)
   -----------------------------------------------
   Derivatives                                            17.4             (4.0)            25.5             18.2
   -----------------------------------------------
   Investment commitments                                   --             (0.8)              --              (.6)
   -----------------------------------------------
   Separate account assets                            46,105.1         46,105.1         36,907.0         36,907.0
   -----------------------------------------------
   Separate account liabilities                      (46,105.1)       (46,105.1)       (36,907.0)       (36,907.0)
   -----------------------------------------------

12. ACQUISITIONS AND SALES OF SUBSIDIARIES
    In 1997, LNC contributed 25,000,000 shares of common stock of American States to the Company. American States is a property casualty insurance holding company of which LNC owned 83.3%. The contributed common stock was accounted for as a capital contribution equal to the fair value of the common stock received by the Company. Subsequently, the American States common stock owned by the Company, along with all other American States common stock owned by LNC and its affiliates, was sold. The Company received proceeds from the sale in the amount of $1,175,000,000. The Company recognized no gain or loss on the sale of its portion of the common stock due to the receipt of the stock at fair value. The proceeds from this sale of stock were used to partially finance the CIGNA indemnity reinsurance transaction.
13. TRANSACTIONS WITH AFFILIATES
    A wholly owned subsidiary of LNC, Lincoln Life and Annuity
    Distributors, Inc. ("LLAD"), has a nearly exclusive general agent's contract with the Company under which it sells the Company's products and provides the service that otherwise would be provided by a home office marketing department and regional offices. For providing these selling and marketing services, the Company paid LLAD override commissions of $60,400,000 and $76,700,000 in 1999 and 1998, respectively, and override commissions and operating expense allowances of $61,600,000 in 1997. LLAD incurred expenses of $113,400,000, $102,400,000 and

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

13. TRANSACTIONS WITH AFFILIATES (CONTINUED)
    $5,500,000 in 1999, 1998 and 1997, respectively, in excess of the override commissions and operating expense allowances received from the Company, which the Company is not required to reimburse. Effective in January 1998, the Company and LLAD agreed to increase the override commission expense and eliminate the operating expense allowance.
    Cash and short-term investments at December 31, 1999 and 1998 include the Company's participation in a short-term investment pool with LNC of $390,300,000 and $383,600,000, respectively. Related investment income amounted to $16,700,000, $16,800,000 and $15,500,000 in 1999, 1998 and 1997,
    respectively. Short-term loan payable to parent company at December 31, 1999 and 1998 represent notes payable to LNC.
    The Company provides services to and receives services from affiliated companies which resulted in a net payment of $49,400,000, $92,100,000 and $48,500,000 in 1999, 1998 and 1997, respectively.
    The Company cedes and accepts reinsurance from affiliated companies. Premiums in the accompanying statements of income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                           YEAR ENDED DECEMBER 31
                           1999     1998     1997
                           ------------------------
                           (IN MILLIONS)
                           ------------------------
   Insurance assumed       $ 19.7   $ 13.7   $ 11.9
   ----------------------
   Insurance ceded          777.6    290.1    100.3

    The balance sheets include reinsurance balances with affiliated companies as follows:

                             DECEMBER 31
                             1999           1998
                             -----------------------
                             (IN MILLIONS)
                             -----------------------
   Future policy benefits
   and claims assumed
                             $  413.7       $  197.3
   ------------------------
   Future policy benefits
   and claims ceded           1,680.4        1,125.0
   ------------------------
   Amounts recoverable on
   paid and unpaid losses       146.4           84.2
   ------------------------
   Reinsurance payable on
   paid losses                    8.8            6.0
   ------------------------
   Funds held under
   reinsurance treaties --
   net liability              2,106.4        1,375.4
   ------------------------

    Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, the Company holds assets from the reinsurer, including funds held under reinsurance treaties, and is the beneficiary on letters of credit aggregating $917,300,000 and $318,300,000 at December 31, 1999 and 1998,
    respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement. At December 31, 1999 and 1998, LNC had guaranteed $818,900,000 and $237,000,000, respectively, of these letters of credit. At December 31, 1999 and 1998, the Company has a receivable (included in the foregoing amounts) from affiliated insurance companies in the amount of $118,800,000 and $122,400,000, respectively, for statutory surplus relief received under financial reinsurance ceded agreements.
14. SEPARATE ACCOUNTS
    Separate account assets held by the Company consist primarily of long-term bonds, common stocks, short-term investments and mutual funds and are carried at market value. Substantially none of the separate accounts have any minimum guarantees and the investment risks associated with market

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

14. SEPARATE ACCOUNTS (CONTINUED)
    value changes are borne entirely by the policyholder.
    Separate account premiums, deposits and other considerations amounted to $4,572,600,000, $3,953,300,000 and $4,821,800,000 in 1999, 1998 and 1997,
    respectively. Reserves for separate accounts with assets at fair value were $45,198,900,000 and $36,145,900,000 at December 31, 1999 and 1998,
    respectively. All reserves are subject to discretionary withdrawal at market value.

    A reconciliation of transfers to (from) separate accounts is as follows:

                                                                 YEAR ENDED DECEMBER 31
                                                                 1999       1998           1997
                                                                 -----------------------------------
                                                                 (IN MILLIONS)
                                                                 -----------------------------------
   Transfers as reported in the Summary of Operations of the
   various separate accounts:
     Transfers to separate accounts                              $ 4,573.2  $ 3,954.9      $ 4,824.0
   ------------------------------------------------------------
     Transfers from separate accounts                             (4,933.8)  (4,069.8)      (2,943.8)
   ------------------------------------------------------------  ---------  ---------      ---------
   Net transfers to (from) separate accounts as reported in the
   Summary of Operations                                         $  (360.6) $  (114.9)     $ 1,880.2
   ------------------------------------------------------------  =========  =========      =========

15. CENTURY COMPLIANCE (UNAUDITED)
    The Year 2000 issue was complex and affected many aspects of the Company's business. The Company was particularly concerned with Year 2000 issues that related to the Company's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners. From 1996 through 1999 the Company and its operating subsidiaries redirected a large portion of internal Information Technology ("IT") efforts and contracted with outside consultants to update systems to address Year 2000 issues. Experts were engaged to assist in developing work plans and cost estimates and to complete remediation activities.
    For the year ended December 31, 1999, the Company identified expenditures of $39,500,000 to address this issue. This brings the expenditures for 1996 through 1999 to $75,300,000. Because updating systems and procedures is an integral part of the Company's on-going operations, most of the expenditures shown above are expected to continue after all Year 2000 issues have been resolved. All Year 2000 expenditures have been funded from operating cash flows.
    The scope of the overall Year 2000 program included the following four major project areas: 1) addressing the readiness of business applications, operating systems and hardware on mainframe, personal computer and local area network platforms (IT); 2) addressing the readiness of non-IT embedded software and equipment (non-IT); 3) addressing the readiness of key business partners and 4) establishing Year 2000 contingency plans. The Company completed these projects prior to year-end.
    The Company's businesses have not identified any major problems in their business processing. Minor problems have been resolved quickly. The Company's businesses have not experienced any significant interruption in service to clients or business partners or in reporting to regulators.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of The Lincoln National Life Insurance Company (the "Company"), a wholly owned subsidiary of Lincoln National Corporation, as of December 31, 1999 and 1998, and the related statutory-basis statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of The Lincoln National Life Insurance Company at December 31, 1999 and 1998, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1999.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lincoln National Life Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance.

January 31, 2000

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

                      REGISTRATION STATEMENT ON FORM N-4

                          PART C--OTHER INFORMATION

Item 24.   Financial Statements and Exhibits

  (a) List of Financial Statements


      1. Part A The Table of Condensed Financial Information is included in Part A of this Registration Statement.

      2. Part B The following Financial Statements for the Variable Account are included in Part B of this Registration Statement.

         Statement of Assets and Liability -- December 31, 1999
         Statement of Operations -- Year ended December 31, 1999
         Statements of Changes of Net Assets -- Year ended December 31, 1999 and 1998
         Notes to Financial Statements -- December 31, 1999
         Report of Ernst & Young LLP, Independent Auditors

      3. Part B The following Statutory-Basis Financial Statements of The Lincoln National Life Insurance Company are included in the SAI:


         Balance Sheets--Statutory Basis--December 31, 1999 and 1998

         Statements of Operations--Statutory Basis--Years ended December 31,
          1999, 1998 and 1997

         Statements of Changes in Capital and Surplus--Statutory Basis--Years ended December 31, 1999, 1998 and 1997

         Statements of Cash Flows-- Statutory Basis--Years ended December 31,
          1999, 1998 and 1997

         Notes to Statutory-Basis Financial Statements--December 31, 1999

         Report of Ernst & Young LLP, Independent Auditors

Item 24.                          (Continued)

                (b)  List of Exhibits

(1) Resolutions of the Board of Directors of The Lincoln National Life Insurance Company establishing Separate Account N are incorporated herein by reference to Registration Statement on Form N-4 (333-40937) filed on November 24, 1997.

(2)    None.

(3)(a) Selling Group Agreement incorporated herein by reference to Registration Statement on Form N-4 (333-40937) filed on April 29, 1999.

(3)(b) Amendment to Selling Group Agreement incorporated herein by reference to Registration Statement on Form N-4 (333-40937) filed on April 29, 1999.

(3)(c) Amendment to Schedule A of Selling Group dated February 14, 2000 is incorporated herein by reference to Post-Effective Amendment No. 5 (333-40937) filed on April 19, 2000.

(3)(d) Wholesale Agreement between Lincoln National Life Insurance Company and Delaware Management Holdings is incorporated herein by reference to Post-Effective Amendment No. 3 (333-40937).

(3)(e) Form of Amendment to Wholesaling Agreement is incorporated herein by reference to Post Effective Amendment No. 5 (333-40937) filed on April 19, 2000.

(4)(a) Variable Annuity Contract

(5)    Application

(6)(a) Articles of Incorporation of The Lincoln National Life Insurance Company are incorporated herein by reference to Registration Statement on Form N-4 (333-40937) filed on November 9, 1998

   (b) By-laws of The Lincoln National Life Insurance Company are incorporated herein by reference to Registration Statement on Form N-4 (333-40937) filed on November 9, 1998.

(7)    Not applicable.

(8)(a) Agreements and Amendments between The Lincoln National Life Insurance Company and:

             (i) AIM Variable Insurance Funds, Inc. is hereby incorporated by reference to filing on Form N-4 (333-36304) filed May 4, 2000.

            (ii) BT Insurance Funds Trust is hereby incorporated by reference to filing on Form N-4 (333-36304) filed May 4, 2000.

           (iii) Delaware Group Premium Fund, Inc. is hereby incorporated by reference to filing on Form N-4 (333-36304) filed May 4, 2000.


            (iv) Liberty Variable Investment Trust is incorporated herein by reference to Post-Effective Amendment No. 3 (333-40937) filed on April 29, 1999.

             (v) Lincoln National Bond Fund, Inc. is hereby incorporated by reference to filing on Form N-4 (333-36304) filed May 4, 2000.

            (vi) Lincoln National Money Market Fund, Inc. is hereby incorporated by reference to filing on Form N-4 (333-36304) filed May 4, 2000.

           (vii) Fidelity Variable Insurance Products Fund is hereby incorporated by reference to filing on Form N-4 (333-36304) filed May 4, 2000.

          (viii) MFS-Registered Trademark-Variable Insurance Trust is hereby incorporated by reference to filing on Form N-4 (333-36304) filed May 4, 2000.

            (ix) OCC Accumulation Trust is hereby incorporated by reference to filing on Form N-4 (333-36304) filed May 4, 2000.

             (x) American Variable Insurance Series (To be filed by amendment)

            (xi) Alliance FPA. (To be filed by amendment)

           (xii) Templeton FPA is hereby incorporated by reference to filing on Form N-4 (333-36304) filed May 4, 2000.

               (b) Service agreement between Delaware Management Holdings, Inc., Delaware Services Company, Inc. and Lincoln National Life Insurance Company is incorporated herein by reference to the registration statement of Lincoln National Growth & Income Fund, Form N-1A 2-80741, Amendment No. 21 filed on April 10, 2000.

(9) Opinion and consent of Mary Jo Ardington, Counsel of The Lincoln National Life Insurance Company as to legality of securities being issued.

(10)   Consent of Ernst & Young LLP, Independent Auditors

(11)   Not applicable.

(12)   Not applicable.

(13)   Schedule for Computation for Performance Quotations

(14)   Not applicable

(15)   Other Exhibits:

                (a)  Organizational Chart of the Lincoln National Insurance
                      Holding Company System is incorporated herein by reference to filing on Form N-4 (File No. 333-36304 filed on May 4,
                      2000)
                (b)  Books and Records Report is incorporated herein by
                      reference to Post-Effective Amendment No. 5 on Form N-4 (File No. 333-40937) filed on April 19, 2000.


Item 25.
                    DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name                  Positions and Offices with LNL
----                  ------------------------------

Jon A. Boscia**          President and Director

Lorry J. Stensrud*       Executive Vice President, Chief Executive Officer of
                         Annuities and Director

John H. Gotta****        Executive Vice President, Chief Executive Officer of
                         Life Insurance and Director

Stephen H. Lewis*        Senior Vice President and Director

Cynthia A. Rose*         Secretary and Assistant Vice President

Lawrence T. Rowland***   Executive Vice President and Director

Keith J. Ryan*           Vice President, Controller and Chief Accounting Officer

Eldon J. Summers*        Second Vice President and Treasurer

Richard C. Vaughan**     Director

Diane Dillman*           Interim Director of Compliance for Annuities

Janet Chrzan**           Senior Vice President, Chief Financial Officer and
                         Director

Charles E. Haldeman***** Director

*Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506
**Principal business address is Center Square West Tower, 1500 Market Street-Suite 3900, Philadelphia, PA 19102-2112.
***Principal business address is One Reinsurance Place, 1700 Magnavox Way, Fort Wayne, Indiana 46804-1538.
****Principal business address is 350 Church Street, Hartford, CT 06103


*****Principal business address is 1 Commerce Square, 2005 Market Street, Philadelphia, PA 19103-3682

Item 26.
                 PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
                       WITH THE DEPOSITOR OR REGISTRANT


     See Exhibit 15(a): Organizational Chart of the Lincoln National Insurance Holding Company System.

Item 27.
                         NUMBER OF CONTRACTOWNERS
         As of June 30, 2000, there were 7,874 Contract Owners under Account N.

Item 28.                         Indemnification

     (a) Brief description of indemnification provisions.

         In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (LNL) provides that LNL will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or act opposed to the best interests of, LNL. Certain additional conditions apply to indemnification in criminal proceedings.

         In particular, separate conditions govern indemnification of directors, officers, and employees of LNL in connection with suits by, or in the right of, LNL.

         Please refer to Article VII of the By-Laws of LNL (Exhibit no. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.


     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.                       Principal Underwriter

     (a) Lincoln National Variable Annuity Fund A (Group); Lincoln National Variable Annuity Fund A (Individual); Lincoln National Variable Annuity Account C; Lincoln National Flexible Premium Variable Life Account D; Lincoln Life Flexible Premium Variable Life Account F; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln Life Variable Annuity Account N; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life Flexible Premium Variable Life Account R; Lincoln Life Flexible Premium Variable Life Account S; Lincoln Life Variable Annuity Account Q; Lincoln National Variable Annuity Account 53.

     (b) See Item 25.

     (c) Commissions and other compensations received by The Lincoln National Life Insurance Company from Lincoln Life Variable Annuity Account N during the fiscal year which ended December 31, 1999.

        (1)                   (2)               (3)            (4)             (5)
                                       Net Underwriting
  Name of Principal       Discounts and    Compensation      Brokerage
     Underwriter           Commissions     on Redemption    Commissions    Compensation
  -----------------       -------------    -------------    -----------    ------------
The Lincoln National
Life Insurance Company        None           $176,441          None         $2,289,189

Item 30.  Location of Accounts and Records

See Exhibit 15(b): Books and Records Report

Item 31.  Management Services

Not Applicable.

Item 32.  Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

(d) The Lincoln National Life Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Lincoln National Life Insurance Company.

(e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

(f) For Contracts sold in connection with the Texas Optional Retirement Program, Registrant is relying on Rule 6c-7 and represents that paragraphs
     (a) through (d) of that rule have been complied with.

                                   SIGNATURES

(a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf, in the City of Fort Wayne and the State of Indiana on this 19th day of July, 2000.

                              LINCOLN NATIONAL VARIABLE ANNUITY
                              ACCOUNT N -- Lincoln ChoicePlus Bonus
                              (Registrant)

                                    /s/ Jeffrey K. Dellinger
                              By:   ___________________________
                                    Jeffrey K. Dellinger
                                    Vice President, Lincoln Life
                                    (Title)

                              By:   THE LINCOLN NATIONAL LIFE
                                    INSURANCE COMPANY
                                    (Depositor)


                                    /s/ Lorry J. Stensrud
                              By:   ___________________________
                                    Lorry J. Stensrud
                                    (Signature-Officer of Depositor)
                                    Executive Vice President, Lincoln Life
                                    (Title)

(b) As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed for the Depositor by the following persons in the capacities and on the dates indicated.



Signatures                      Title                                     Date
----------                      -----                                     ----

/s/ Jon A. Boscia         President and Director                       July 19, 2000
----------------------    (Principal Executive Officer)
Jon A. Boscia

/s/ Lorry J. Stensrud     Executive Vice President, Chief
----------------------    Executive Officer of Annuities and Director  July 19, 2000
Lorry J. Stensrud

/s/ Keith J. Ryan         Vice President and Controller                July 19, 2000
----------------------    (Principal Accounting Officer)
Keith J. Ryan

/s/ Janet Chrzan          Senior Vice President, Chief                 July 19, 2000
----------------------    Financial Officer and Director
Janet Chrzan              (Principal Financial Officer)

/s/ Stephen H. Lewis      Senior Vice President and Director           July 19, 2000
----------------------
Stephen H. Lewis

/s/ John H. Gotta         Executive Vice President, Chief Executive    July 19, 2000
----------------------    Officer of Life Insurance and Director
John H. Gotta

/s/ Lawrence T. Rowland   Executive Vice President and                 July 19, 2000
----------------------    Director
Lawrence T. Rowland

/s/ Richard C. Vaughan    Director                                     July 19, 2000
----------------------
Richard C. Vaughan

                          Director
----------------------                                                 -------------
Charles E. Haldeman